Exhibit B

AGREEMENT AND PLAN OF MERGER

AND REORGANIZATION

among:

TRANSCEPT PHARMACEUTICALS, INC.,

a Delaware corporation;

TIGRIS MERGER SUB, INC.,

a Delaware corporation;

TIGRIS ACQUISITION SUB, LLC,

a Delaware limited liability company; and

PARATEK PHARMACEUTICALS, INC.,

a Delaware corporation

Dated as of June 30, 2014

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3.4	SEC Filings; Financial Statements	35
3.5	Absence of Changes	37
3.6	Intellectual Property	39
3.7	Agreements, Contracts and Commitments	40
3.8	Liabilities	42
3.9	Compliance; Permits; Restrictions	42
3.10	Tax Matters	44
3.11	Employee and Labor Matters; Benefit Plans	46
3.12	Environmental Matters	50
3.13	Insurance	50
3.14	Transactions with Affiliates	50
3.15	Legal Proceedings; Orders	51
3.16	Authority; Binding Nature of Agreement	51
3.17	Inapplicability of Anti-takeover Statutes	52
3.18	Vote Required	52
3.19	Non-Contravention; Consents	52
3.20	Bank Accounts; Receivables; Deposits	53
3.21	No Financial Advisor	53
3.22	Valid Issuance	54
3.23	Code of Ethics	54
3.24	Title to Assets	54
3.25	Real Property; Leasehold	54

Section 4. Certain Covenants of the Parties		54

4.1	Access and Investigation	54
4.2	Operation of Tigris’ Business	55
4.3	Operation of Potomac’s Business	56
4.4	Negative Obligations	57
4.5	No Solicitation	60
4.6	Undisclosed Liabilities	61

Section 5. Additional Agreements of the Parties		62

5.1	Registration Statement; Proxy Statement/Prospectus/Information Statement	62
5.2	Potomac Stockholder Written Consent	63
5.3	Tigris Stockholders’ Meeting	64
5.4	Regulatory Approvals	65
5.5	Potomac Options and Warrants	66
5.6	Employee Benefits	67
5.7	Indemnification of Officers and Directors	67
5.8	Additional Agreements	68
5.9	Disclosure	69
5.10	Listing	69
5.11	Tax Matters	69
5.12	Legends	70
5.13	Interpretation of Certain Agreements	70
5.14	Cooperation	71

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5.15	Potomac Stockholder Approval	71
5.16	Pre-Closing Dividend	71
5.17	Directors and Officers	71
5.18	Termination of Certain Agreements and Rights	71
5.19	Disclosure of Liabilities	71
5.20	Tigris Options	72
5.21	Lock-up Agreements	72

Section 6. Conditions Precedent to Obligations of Each Party		72

6.1	Effectiveness of Registration Statement	72
6.2	No Restraints	73
6.3	Stockholder Approval	73
6.4	Listing	73
6.5	Regulatory Matters	73
6.6	No Governmental Proceedings Relating to Contemplated Transactions or Right to Operate Business	73

Section 7. Additional Conditions Precedent to Obligations of Tigris and Merger Sub		74

7.1	Accuracy of Representations	74
7.2	Performance of Covenants	74
7.3	Lock-up Agreements	74
7.4	Agreements and Other Documents	74
7.5	No Other Proceedings	75
7.6	Potomac Pre-Closing Financing	75
7.7	FIRPTA Certificate	75
7.8	No Potomac Material Adverse Effect	75
7.9	Termination of Investor Agreements	75
7.10	Preferred Stock Conversion	75

Section 8. Additional Conditions Precedent to Obligation of Potomac		75

8.1	Accuracy of Representations	75
8.2	Performance of Covenants	75
8.3	Lock-up Agreements	76
8.4	Documents	76
8.5	No Other Proceedings	76
8.6	Sarbanes-Oxley Certifications	76
8.7	Board of Directors	77
8.8	No Tigris Material Adverse Effect	77
8.9	Potomac Pre-Closing Financing	77

Section 9. Termination		77

9.1	Termination	77
9.2	Effect of Termination	79
9.3	Expenses; Termination Fees	79

Section 10. Miscellaneous Provisions		81

10.1	Non-Survival of Representations and Warranties	81

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10.2	Amendment	82
10.3	Waiver	82
10.4	Entire Agreement; Counterparts; Exchanges by Facsimile	82
10.5	Applicable Law; Jurisdiction	82
10.6	Attorneys’ Fees	82
10.7	Assignability	83
10.8	Notices	83
10.9	Cooperation	84
10.10	Severability	84
10.11	Other Remedies; Specific Performance	84
10.12	No Third Party Beneficiaries	84
10.13	Construction	85

Schedules:

Schedule A	Persons Executing Potomac Stockholder Support Agreements
Schedule B	Persons Executing Tigris Stockholder Support Agreements
Schedule C	Pre-Closing Dividend Rights
Schedule D	Specified Litigation Matter
Schedule E	Subscription Agreement
Schedule F	Investor Agreements
Schedule G	Tigris Options

Exhibits:

Exhibit A	Definitions
Exhibit B	Form of Potomac Stockholder Voting Agreement
Exhibit C	Form of Tigris Stockholder Voting Agreement
Exhibit D	Form of Potomac Stockholder Written Consent
Exhibit E	Form of Lock-up Agreement

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AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of June 30, 2014, by and among TRANSCEPT PHARMACEUTICALS, INC., a Delaware corporation (“Tigris”), TIGRIS MERGER SUB, INC., a Delaware corporation (“Merger Sub”), TIGRIS ACQUISITION SUB, LLC, a single member Delaware limited liability company (“Merger LLC”), and PARATEK PHARMACEUTICALS, INC., a Delaware corporation (“Potomac”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. Tigris and Potomac intend to effect a merger of Merger Sub into Potomac (the “Merger”) in accordance with this Agreement and the DGCL. Upon consummation of the Merger, Merger Sub will cease to exist, and Potomac will become a wholly-owned subsidiary of Tigris.

B. The Parties intend that the Merger shall be immediately followed by a merger of the Surviving Corporation (as defined below) with and into Merger LLC with Merger LLC surviving (the “Second Merger”), on the terms and subject to the conditions of this Agreement and in accordance with the Delaware Limited Liability Company Act (the “DLLCA”).

C. The Parties intend that the Merger be mutually interdependent with and a condition precedent to the Second Merger and that the Second Merger shall, through the binding commitment evidenced by Section 1.1(b), be effected immediately following the Effective Time (as defined below), on the terms and subject to the conditions of this Agreement and in accordance with the DLLCA, without further approval, authorization or direction from or by any of the parties hereto.

D. The Parties intend to adopt this Agreement as a plan of reorganization within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a) and for the Merger and the Second Merger, considered together as a single integrated transaction for United States federal income Tax purposes, to qualify as a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder.

E. The Board of Directors of Tigris (i) has determined that the Merger is fair to, and in the best interests of, Tigris and its stockholders, (ii) has approved this Agreement, the Merger, the issuance of shares of Tigris Common Stock to the stockholders of Potomac pursuant to the terms of this Agreement, the change of control of Tigris, and the other actions contemplated by this Agreement and (iii) has determined to recommend that the stockholders of Tigris vote to approve the issuance of shares of Tigris Common Stock to the stockholders of Potomac pursuant to the terms of this Agreement, the change of control of Tigris and such other actions as contemplated by this Agreement.

F. The Board of Directors of Merger Sub (i) has determined that the Merger is fair to, and in the best interests of, Merger Sub and its sole stockholder, (ii) has approved this Agreement, the Merger, and the other actions contemplated by this Agreement and has deemed this Agreement advisable and (iii) has determined to recommend that the stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Merger and such other actions as contemplated by this Agreement.

G. The Board of Directors of Potomac (i) has determined that the Merger is advisable and fair to, and in the best interests of, Potomac and its stockholders, (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and has deemed this Agreement advisable and (iii) has determined to recommend that the stockholders of Potomac vote to adopt this Agreement and thereby approve the Merger and such other actions as contemplated by this Agreement.

H. In order to induce Tigris to enter into this Agreement and to cause the Merger to be consummated, the officers and directors of Potomac and stockholders affiliated therewith listed on Schedule A hereto, are executing support agreements in favor of Tigris concurrently with the execution and delivery of this Agreement in the form substantially attached hereto as Exhibit B (the “Potomac Stockholder Support Agreements”).

I. In order to induce Potomac to enter into this Agreement and to cause the Merger to be consummated, the officers, directors and certain stockholders of Tigris listed on Schedule B hereto are executing support agreements in favor of Potomac concurrently with the execution and delivery of this Agreement in the form substantially attached hereto as Exhibit C (the “Tigris Stockholder Support Agreements”).

J. It is expected that within four (4) Business Days after the Form S-4 Registration Statement is declared effective under the Securities Act, the holders of shares of capital stock of Potomac sufficient to adopt and approve this Agreement and the Merger as required under the DGCL and Potomac’s Certificate of Incorporation and Bylaws will execute and deliver an action by written consent adopting this Agreement, in a form reasonably acceptable to Tigris, in order to obtain the Required Potomac Stockholder Vote (each, a “Potomac Stockholder Written Consent” and collectively, the “Potomac Stockholder Written Consents”).

K. Immediately prior to the execution and delivery of this Agreement, and as a condition of the willingness of Tigris to enter into this Agreement, certain investors have executed the Subscription Agreement with Potomac pursuant to which such investors have agreed to purchase certain shares of capital stock of Potomac prior to the Closing in connection with the Potomac Pre-Closing Financing.

L. Concurrently with the execution and delivery of this Agreement, and as a condition of the willingness of Potomac to enter into this Agreement, Tigris has provided certain bridge financing to Potomac pursuant to a Note Purchase Agreement between Tigris and Potomac (each Promissory Note issued thereunder, a “Tigris Note” and collectively, the “Tigris Notes”).

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

Section 1. DESCRIPTION OF TRANSACTION

1.1 Structure of the Merger and Second Merger.

(a) Merger of Merger Sub into Potomac. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into Potomac, and the separate existence of Merger Sub shall cease. Potomac will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

(b) Second Merger. Immediately after the Effective Time on the Closing Date, the Surviving Corporation shall be merged with and into Merger LLC, and the separate existence of the Surviving Corporation shall cease. Merger LLC shall be the successor or surviving entity in the Second Merger (the “Surviving Company”). There shall be no conditions to the completion of the Second Merger other than the completion of the Merger.

1.2 Effects of the Merger and Second Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. As a result of the Merger, Potomac will become a wholly-owned subsidiary of Tigris. The Second Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL and the DLLCA.

1.3 Closing; Effective Time. Unless this Agreement is earlier terminated pursuant to the provisions of Section 9.1 of this Agreement, and subject to the satisfaction or waiver of the conditions set forth in Sections 6, 7 and 8 of this Agreement, the consummation of the Merger (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 140 Scott Drive, Menlo Park, California, as promptly as practicable (but in no event later than the third Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 6, 7 and 8, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Tigris and Potomac may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, the Parties hereto shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a Certificate of Merger with respect to the Merger, satisfying the applicable requirements of the DGCL and in a form reasonably acceptable to Tigris and Potomac (the “Certificate of Merger”). The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Tigris and Potomac (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

1.4 Certificate of Incorporation and Bylaws; Directors and Officers. At the Effective Time:

(a) the Certificate of Incorporation of the Surviving Corporation shall be amended and restated in its entirety to read identically to the Certificate of Incorporation of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such Certificate of Incorporation;

(b) the Certificate of Incorporation of Tigris shall be the Certificate of Incorporation of Tigris immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such Certificate of Incorporation; provided, however, that at the Effective Time, Tigris shall file an amendment to its certificate of incorporation to change the name of Tigris to “Transcept Pharmaceuticals, Inc.;” and to make such other changes as are mutually agreeable to Tigris and Potomac;

(c) the Bylaws of the Surviving Corporation shall be amended and restated in their entirety to read identically to the Bylaws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such Bylaws;

(d) the directors and officers of Tigris shall be as set forth in Section 5.17; and

(e) the directors and officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation, shall be the directors and officers of Tigris as set forth in Section 5.17, after giving effect to the provisions of Section 5.17.

1.5 Conversion of Shares and Issuance of Warrants.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Tigris, Merger Sub, Potomac or any stockholder of Potomac:

(i) any shares of Potomac Common Stock or Potomac Preferred Stock held as treasury stock or held or owned by Potomac, Merger Sub or any Subsidiary of Potomac immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(ii) subject to Section 1.5(c), each share of Potomac Common Stock outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to Section 1.5(a)(i) and excluding Dissenting Shares) shall be converted solely into the right to receive a number of shares of Tigris Common Stock equal to the Exchange Ratio.

(b) If any shares of Potomac Common Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option or the risk of forfeiture under any applicable restricted stock purchase agreement or other agreement with Potomac, then the shares of Tigris Common Stock issued in exchange for such shares of Potomac Common Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and the certificates representing such shares of Tigris Common Stock shall accordingly be marked with appropriate legends. Potomac shall take all actions that may be necessary to ensure that, from and after the Effective Time, Tigris is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

(c) No fractional shares of Tigris Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Potomac Common Stock who would otherwise be entitled to receive a fraction of a share of Tigris Common Stock (after aggregating all fractional shares of Tigris Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon surrender by such holder of a letter of transmittal in accordance with Section 1.8 and accompanying documents as required therein, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Tigris Common Stock on The NASDAQ Global Market (or such other NASDAQ market on which the Tigris Common Stock then trades) on the date the Merger becomes effective.

(d) All Potomac Options outstanding immediately prior to the Effective Time under the 2014 Plan and all Potomac Warrants outstanding immediately prior to the Effective Time shall be exchanged for options to purchase Tigris Common Stock or warrants to purchase Tigris Common Stock, as applicable, in accordance with Section 5.5. All other Potomac Options shall be cancelled immediately prior to the Effective Time.

(e) Each share of Common Stock, $0.001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of Common Stock, $0.001 par value per share, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of Common Stock of the Surviving Corporation.

(f) If, between the date of this Agreement and the Effective Time, the outstanding shares of Potomac Capital Stock or Tigris Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Exchange Ratio shall be correspondingly adjusted to provide the holders of Potomac Common Stock, Potomac Preferred Stock, Potomac Options and Potomac Warrants the same economic effect as contemplated by this Agreement prior to such event.

(g) Immediately following the consummation of the Merger, Tigris shall file a certificate of merger for the Second Merger (the “Second Step Certificate of Merger”) with the Secretary of State of the State of Delaware in a form reasonably acceptable to each of Tigris and Potomac and in accordance with the relevant provisions of the DGCL and the DLLCA. The Second Merger shall become effective upon the filing of the Second Step Certificate of Merger. Each issued and outstanding share of capital stock of the Surviving Corporation shall be cancelled and exchanged for an equivalent percentage of the membership interests of the Surviving Company, and all of the membership interests of Merger LLC shall become all of the membership interests of the Surviving Company.

1.6 Calculation of Net Cash.

(a) For the purposes of this Agreement, the “Determination Date” shall be the date that is ten (10) calendar days prior to the anticipated date for Closing, as agreed upon by Tigris and Potomac at least ten (10) calendar days prior to the Tigris Stockholders’ Meeting (the “Anticipated Closing Date”). Within five (5) calendar days following the Determination Date, Tigris shall deliver to Potomac a schedule (the “Net Cash Schedule”) setting forth, in reasonable detail, Tigris’ good faith, estimated calculation of Net Cash (using an estimate of Tigris’ accounts payable and accrued expenses, in each case as of the Anticipated Closing Date and determined in a manner substantially consistent with the manner in which such items were determined for Tigris’ most recent SEC filings) (the “Net Cash Calculation”) as of the Anticipated Closing Date prepared and certified by Tigris’ Chief Financial Officer. Tigris shall make the work papers and back-up materials used or useful in preparing the Net Cash Schedule, as reasonably requested by Potomac, available to Potomac and, if requested by Potomac, its accountants and counsel at reasonable times and upon reasonable notice.

(b) Within three (3) calendar days after Tigris delivers the Net Cash Schedule (the “Response Date”), Potomac shall have the right to dispute any part of such Net Cash Schedule by delivering a written notice to that effect to Tigris (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail the nature of any proposed revisions to the Net Cash Calculation.

(c) If on or prior to the Response Date, (i) Potomac notifies Tigris in writing that it has no objections to the Net Cash Calculation or (ii) Potomac fails to deliver a Dispute Notice as provided in Section 1.6(b), then the Net Cash Calculation as set forth in the Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Determination Date for purposes of this Agreement.

(d) If Potomac delivers a Dispute Notice on or prior to the Response Date, then Representatives of Tigris and Potomac shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Net Cash, which agreed upon Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Determination Date for purposes of this Agreement.

(e) If Representatives of Tigris and Potomac are unable to negotiate an agreed-upon determination of Net Cash at the Determination Date pursuant to Section 1.6(d) within three (3) calendar days after delivery of the Dispute Notice (or such other period as Tigris and Potomac may mutually agree upon), then Tigris and Potomac shall jointly select an independent auditor of recognized national standing (the “Accounting Firm”) to resolve any remaining disagreements as to the Net Cash Calculation. Tigris shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Net Cash Schedule, and Tigris and Potomac shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within ten (10) calendar days of accepting its selection. Potomac and Tigris shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of Potomac and Tigris. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Net Cash made by the Accounting Firm shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Determination Date for purposes of this Agreement, and the Parties shall delay the Closing until the resolution of the matters described in this Section 1.6(e). The fees and expenses of the Accounting Firm shall be allocated between Tigris and Potomac in the same proportion that the disputed amount of the Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Net Cash amount. If this Section 1.6(e) applies as to the determination of the Net Cash at the Determination Date described in Section 1.6(a), upon resolution of the matter in accordance with this Section 1.6(e), the Parties shall not be required to determine Net Cash again even though the Closing Date may occur later than the Anticipated Closing Date, unless the Closing Date is more than fifteen (15) calendar days after the Anticipated Closing Date.

1.7 Closing of Potomac’s Transfer Books. At the Effective Time: (a) all shares of Potomac Common Stock outstanding immediately prior to the Effective Time shall be treated in accordance with Section 1.5(a), and all holders of certificates representing shares of Potomac Common Stock and Potomac Preferred Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of Potomac; and (b) the stock transfer books of Potomac shall be closed with respect to all shares of Potomac Common Stock and Potomac Preferred Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Potomac Common Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Potomac Common Stock, including any valid certificate representing any shares of Potomac Preferred Stock previously converted into shares of Potomac Common Stock in connection with the Preferred Stock Conversion, outstanding immediately prior to the Effective Time (a “Potomac Stock Certificate”) is presented to the Exchange Agent or to the Surviving Corporation, such Potomac Stock Certificate shall be canceled and shall be exchanged as provided in Sections 1.5 and 1.8.

1.8 Surrender of Certificates.

(a) On or prior to the Closing Date, Tigris and Potomac shall agree upon and select a reputable bank, transfer agent or trust company to act as exchange agent in the Merger (the “Exchange Agent”). At the Effective Time, Tigris shall deposit with the Exchange Agent: (i) certificates representing the shares of Tigris Common Stock issuable pursuant to Section 1.5(a) and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.5(c). The shares of Tigris Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the “Exchange Fund.”

(b) At or before the Effective Time, Potomac will deliver to Tigris a true, complete and accurate listing of all record holders of Potomac Stock Certificates at the Effective Time, including the number and class of shares of Potomac’s capital stock held by such record holder, and the number of shares of Tigris Common Stock such holder is entitled to receive pursuant to Section 1.5. Promptly after the Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of Potomac Stock Certificates immediately prior to the Effective Time: (i) a letter of transmittal in customary form and containing such provisions as Tigris may reasonably specify (including a provision confirming that delivery of Potomac Stock Certificates shall be effected, and risk of loss and title to Potomac Stock Certificates shall pass, only upon delivery of such Potomac Stock Certificates to the Exchange Agent); and (ii) instructions for effecting the surrender of Potomac Stock Certificates in exchange for certificates representing Tigris Common Stock. Upon surrender of a Potomac Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Tigris: (A) the holder of such Potomac Stock Certificate shall be entitled to receive in exchange therefor a certificate representing the number of whole shares of Tigris Common Stock that such holder has the right to receive pursuant to the provisions of Section 1.5(a) (and cash in lieu of any fractional share of Tigris Common Stock pursuant to the provisions of Section 1.5(c)); and (B) the Potomac Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 1.8(b), each Potomac Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive shares of Tigris Common Stock (and cash in lieu of any fractional share of Tigris Common Stock). If any Potomac Stock Certificate shall have been lost, stolen or destroyed, Tigris may, in its discretion and as a condition precedent to the delivery of any shares of Tigris Common Stock, require the owner of such lost, stolen or destroyed Potomac Stock Certificate to provide an applicable affidavit with respect to such Potomac Stock Certificate and post a bond indemnifying Tigris against any claim suffered by Tigris related to the lost, stolen or destroyed Potomac Stock Certificate or any Tigris Common Stock issued in exchange therefor as Tigris may reasonably request.

(c) No dividends or other distributions declared or made with respect to Tigris Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Potomac Stock Certificate with respect to the shares of Tigris Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Potomac Stock Certificate or an affidavit of loss or destruction in lieu thereof in accordance with this Section 1.8 (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar laws, to receive all such dividends and distributions, without interest).

(d) Any portion of the Exchange Fund that remains undistributed to holders of Potomac Stock Certificates as of the date 180 days after the Closing Date shall be delivered to Tigris upon demand, and any holders of Potomac Stock Certificates who have not theretofore surrendered their Potomac Stock Certificates in accordance with this Section 1.8 shall thereafter look only to Tigris for satisfaction of their claims for Tigris Common Stock, cash in lieu of fractional shares of Tigris Common Stock and any dividends or distributions with respect to shares of Tigris Common Stock.

(e) Each of the Exchange Agent, Tigris and the Surviving Corporation shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement to any holder of any Potomac Stock Certificate such amounts as are required to be deducted or withheld from such consideration under the Code or under any other applicable Legal Requirement and shall be entitled to request any reasonably appropriate Tax forms, including Form W-9 (or the appropriate Form W-8, as applicable) from any recipient of payments hereunder. To the extent such amounts are so deducted or withheld, and remitted to the appropriate taxing authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f) No party to this Agreement shall be liable to any holder of any Potomac Stock Certificate or to any other Person with respect to any shares of Tigris Common Stock (or dividends or distributions with respect thereto) or for any cash amounts, delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement.

1.9 Appraisal Rights.

(a) Notwithstanding any provision of this Agreement to the contrary, shares of Potomac Capital Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have exercised and perfected appraisal rights for such shares of Potomac Capital Stock in accordance with the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the per share amount of the merger consideration described in Section 1.5 attributable to such Dissenting Shares. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Potomac Capital Stock held by them in accordance with the DGCL, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL. All Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their right to appraisal of such shares of Potomac Capital Stock under the DGCL shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the per share amount of the merger consideration attributable to such Dissenting Shares upon their surrender in the manner provided in Section 1.5.

(b) Potomac shall give Tigris prompt written notice of any demands by dissenting stockholders received by Potomac, withdrawals of such demands and any other instruments served on Potomac and any material correspondence received by Potomac in connection with such demands.

1.10 Further Action. If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Potomac, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their commercially reasonable efforts (in the name of Potomac, in the name of Merger Sub and otherwise) to take such action.

1.11 Tax Consequences. For federal income tax purposes, the Merger and the Second Merger, considered together as a single integrated transaction for United States federal income Tax purposes, is intended to constitute a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder. The parties to this Agreement adopt this Agreement as a “plan of reorganization” within the meaning of Section 1.368-2(g) of the Treasury Regulations.

Section 2. REPRESENTATIONS AND WARRANTIES OF POTOMAC

Potomac represents and warrants to Tigris and Merger Sub as follows, except as set forth in the written disclosure schedule delivered by Potomac to Tigris (the “Potomac Disclosure Schedule”). The Potomac Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Section 2. The disclosures in any section or subsection of the Potomac Disclosure Schedule shall qualify other sections and subsections in this Section 2 to the extent it is reasonably clear from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The inclusion of any information in the Potomac Disclosure Schedule (or any update thereto) shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in a Potomac Material Adverse Effect, or is outside the Ordinary Course of Business.

2.1 Subsidiaries; Due Organization; Etc.

(a) Potomac has no Subsidiaries, except for the Entities identified in Part 2.1(a) of the Potomac Disclosure Schedule; and neither Potomac nor any of the other Entities identified in Part 2.1(a) of the Potomac Disclosure Schedule owns any capital stock of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Part 2.1(a) of the Potomac Disclosure Schedule. Potomac has not agreed nor is obligated to make, nor is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Potomac has not, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

(b) Each of Potomac and the Potomac Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound.

(c) Each of Potomac and the Potomac Subsidiaries is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Potomac Material Adverse Effect.

2.2 Certificate of Incorporation; Bylaws; Charters and Codes of Conduct. Potomac has delivered to Tigris accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents, including all currently effective amendments thereto for Potomac and each Potomac Subsidiary. Part 2.2 of the Potomac Disclosure Schedule lists, and Potomac has delivered to Tigris, accurate and complete copies of: (a) the charters of all committees of Potomac’s board of directors; and (b) any code of conduct or similar policy adopted by Potomac or by the board of directors, or any committee of the board of directors, of Potomac. Neither Potomac nor any Potomac Subsidiary has taken any action in breach or violation of any of the provisions of its certificate of incorporation, bylaws and other charter and organizational documents nor is in breach or violation of any of the material provisions of their respective certificates of incorporation, bylaws and other charter and organizational documents, except as would not reasonably be expected to have, individually or in the aggregate, a Potomac Material Adverse Effect.

2.3 Capitalization, Etc.

(a) The authorized capital stock of Potomac as of the date of this Agreement consists of (i) 150,000,000 shares of Potomac Common Stock, par value $0.001 per share, of which 2,000,000 shares have been issued and are outstanding as of the date of this Agreement, and (ii) 100,000,000 shares of Series A Preferred Stock, par value $0.001 per share, of which 36,932,213 shares have been issued and are outstanding as of the date of this Agreement. The authorized capital stock of Potomac as of immediately prior to the Closing shall consist of (i) 250,000,000 shares of Potomac Common Stock, 189,461,175 shares of which will be issued and outstanding, and (ii) 120,000,000 shares of preferred stock, par value $0.001 per share (the “Potomac Preferred Stock”), of which 40,000,000 shares will have been designated Series A Preferred Stock, 40,000,000 of which shares will have been designated Series A-2 Preferred Stock and 40,000,000 of which shares will have been designated Series A-3 Preferred Stock, none of which shares of Potomac Preferred Stock will be issued and outstanding. Potomac does not hold any shares of its capital stock in its treasury. All of the outstanding shares of Potomac Common Stock and Potomac Preferred Stock have been duly authorized and validly issued, and are fully paid and nonassessable. Except as set forth in Part 2.3(a) of the Potomac Disclosure Schedule, none of the outstanding shares of Potomac Common Stock or Potomac Preferred Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Potomac Common Stock or Potomac Preferred Stock is subject to any right of first refusal in favor of Potomac. Except as contemplated herein or as set forth in Part 2.3(a) of the Potomac Disclosure Schedule, there is no Potomac Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Potomac Common Stock or Potomac Preferred Stock. Potomac is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Potomac Common Stock or other securities. Part 2.3(a) of the Potomac Disclosure Schedule accurately and completely lists all repurchase rights held by Potomac with respect to shares of Potomac Common Stock (including shares issued pursuant to the exercise of stock options) and Potomac Preferred Stock, and specifies each holder of Potomac Common Stock or Potomac Preferred Stock, the date of purchase of such Potomac Common Stock or Potomac Preferred Stock, the number of shares of Potomac Common Stock or Potomac Preferred Stock subject to such repurchase rights, the purchase price paid by such holder, the vesting schedule under which such repurchase rights lapse, and whether the holder of such Potomac Common Stock or Potomac Preferred Stock filed an election under Section 83(b) of the Code with respect to such Potomac Common Stock or Potomac Preferred Stock within thirty (30) days of purchase. Each share of Potomac Preferred Stock is convertible into one share of Potomac Common Stock.

(b) Except for the Potomac 2014 Equity Incentive Plan, as amended (the “2014 Plan”), and except as set forth in Part 2.3(b) of the Potomac Disclosure Schedule, Potomac does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. Potomac has reserved 12,970,844 shares of Potomac Common Stock for issuance under the 2014 Plan, of which 1,000,000 shares have been issued and are currently outstanding, 11,970,844 have been reserved for issuance upon exercise of Potomac Options granted under the 2014 Plan, and no shares of Potomac Common Stock remain available for future issuance pursuant to the 2014 Plan. 142,437 shares of Potomac Preferred Stock are reserved for future issuance pursuant to warrants to purchase Potomac Preferred Stock (collectively, the “Potomac Warrants”). Part 2.3(b) of the Potomac Disclosure Schedule sets forth the following information with respect to each Potomac Option outstanding as of the date of this Agreement: (A) the name of the optionee; (B) the number of shares of Potomac Common Stock subject to such Potomac Option at the time of grant; (C) the number of shares of Potomac Common Stock subject to such Potomac Option as of the date of this Agreement; (D) the exercise price of such Potomac Option; (E) the date on which such Potomac Option was granted; (F) the applicable vesting schedule, including the number of vested and unvested shares; (G) the date on which such Potomac Option expires; and (H) whether such Potomac Option is an “incentive stock option” (as defined in the Code) or a non-qualified stock option. Potomac has made available to Tigris an accurate and complete copy of the 2014 Plan and forms of all stock option agreements approved for use thereunder. No vesting of Potomac Options will accelerate in connection with the closing of the Contemplated Transactions.

(c) Except for the outstanding Potomac Options, Potomac Warrants or as set forth on Part 2.3(c) of the Potomac Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Potomac or any of its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Potomac or any of its Subsidiaries; (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Potomac or any of its Subsidiaries is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Potomac or any of its Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Potomac or any of its Subsidiaries.

(d) All outstanding shares of Potomac Common Stock, Potomac Preferred Stock, options, warrants and other securities of Potomac have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Legal Requirements, and (ii) all requirements set forth in applicable Contracts. Potomac has delivered to Tigris accurate and complete copies of all Potomac Warrants.

2.4 Financial Statements.

(a) Part 2.4(a) of the Potomac Disclosure Schedule includes true and complete copies of (i) Potomac’s audited consolidated balance sheets at December 31, 2012 and December 31, 2013, (ii) the Potomac Unaudited Interim Balance Sheet, (iii) Potomac’s audited consolidated statements of income, cash flow and shareholders’ equity for the years ended December 31, 2012 and December 31, 2013, and (iv) Potomac’s draft unaudited statements of income, cash flow and shareholders’ equity for the three (3) months ended March 31, 2014 (collectively, the “Potomac Financials”). The Potomac Financials (i) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except as may be indicated in the footnotes to such Potomac Financials and that unaudited financial statements may not have notes thereto and other presentation items that may be required by GAAP and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (ii) fairly present the financial condition and operating results of Potomac and its consolidated Subsidiaries as of the dates and for the periods indicated therein.

(b) Each of Potomac and its Subsidiaries maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences; provided, however, that neither Potomac nor any of its Subsidiaries has adopted or conducted an evaluation of compliance of Potomac’s or such Subsidiary’s internal accounting controls with, the Internal Control Framework developed by the Committee of Sponsoring Organizations of the Treadway Commission. Potomac and each of its Subsidiaries maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(c) Part 2.4(c) of the Potomac Disclosure Schedule lists, and Potomac has delivered to Tigris accurate and complete copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) effected by Potomac or any of its Subsidiaries since January 1, 2010.

(d) Since January 1, 2010, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of Potomac, Potomac’s Board of Directors or any committee thereof. Since January 1, 2010, neither Potomac nor its independent auditors have identified (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Potomac and the Potomac Subsidiaries, (ii) any fraud, whether or not material, that involves Potomac’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Potomac and the Potomac Subsidiaries or (iii) any claim or allegation regarding any of the foregoing.

2.5 Absence of Changes. Except as set forth on Part 2.5 of the Potomac Disclosure Schedule, between December 31, 2013 and the date of this Agreement:

(a) there has not been any Potomac Material Adverse Effect or an event or development that would, individually or in the aggregate, reasonably be expected to have a Potomac Material Adverse Effect;

(b) there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the assets or business of Potomac or any Potomac Subsidiary (whether or not covered by insurance);

(c) Potomac has not: (i) declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of capital stock; or (ii) repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities except for the repurchase or reacquisition of shares pursuant to Potomac rights arising upon an individual’s termination as an employee, director or consultant;

(d) Potomac has not sold, issued or granted, or authorized the issuance of: (i) any capital stock or other security (except for Potomac Common Stock issued upon the valid exercise of outstanding Potomac Options); (ii) any option, warrant or right to acquire any capital stock or any other security (except for Potomac Options identified in Part 2.3(b) of the Potomac Disclosure Schedule); or (iii) any instrument convertible into or exchangeable for any capital stock or other security except for Potomac Options identified in Part 2.3(b) of the Potomac Disclosure Schedule;

(e) there has been no amendment to the certificate of incorporation, bylaws or other charter or organizational documents of Potomac or any Potomac Subsidiary, and neither Potomac nor any Potomac Subsidiary has effected or been a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(f) Potomac has not amended or waived any of its rights under, or exercised its discretion to permit the acceleration of vesting under any provision of: (i) the 2014 Plan; (ii) any Potomac Option or any Contract evidencing or relating to any Potomac Option; (iii) any restricted stock purchase agreement; or (iv) any other Contract evidencing or relating to any equity award (whether payable in cash or stock);

(g) Neither Potomac nor any Potomac Subsidiary has formed any Subsidiary or acquired any equity interest or other interest in any other Entity;

(h) Neither Potomac nor any Potomac Subsidiary has: (i) lent money to any Person; (ii) incurred or guaranteed any indebtedness; (iii) issued or sold any debt securities or options, warrants, calls or other rights to acquire any debt securities; (iv) guaranteed any debt securities of others; or (v) made any capital expenditure or commitment in excess of $100,000;

(i) Neither Potomac nor any Potomac Subsidiary has changed any of its accounting methods, principles or practices;

(j) Neither Potomac nor any Potomac Subsidiary has made, changed or revoked any material Tax election, filed any material amendment to any Tax Return, adopted or changed any accounting method in respect of Taxes, changed any annual Tax accounting period, entered into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement, other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers or landlords, entered into any closing agreement with respect to any Tax, settled or compromised any claim, notice, audit report or assessment in respect of material Taxes, applied for or entered into any ruling from any Tax authority with respect to Taxes, surrendered any right to claim a material Tax refund, or consented to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(k) Neither Potomac nor any Potomac Subsidiary has commenced or settled any Legal Proceeding;

(l) Neither Potomac nor any Potomac Subsidiary has entered into any material transaction outside the Ordinary Course of Business;

(m) Neither Potomac nor any Potomac Subsidiary has acquired any material assets nor sold, leased or otherwise irrevocably disposed of any of its material assets or properties, nor has any Encumbrance been granted with respect to such assets or properties, except for Encumbrances of immaterial assets in the Ordinary Course of Business consistent with past practices;

(n) there has been no entry into, amendment or termination of any Potomac Material Contract;

(o) there has been no (i) material change in pricing or royalties or other payments set or charged by Potomac or any Potomac Subsidiary to its customers or licensees, (ii) agreement by Potomac or any Potomac Subsidiary to change pricing or royalties or other payments set or charged by persons who have licensed Intellectual Property to Potomac or any Potomac Subsidiary, or (iii) material change in pricing or royalties or other payments set or charged by persons who have licensed Intellectual Property to Potomac or any Potomac Subsidiary; and

(p) Neither Potomac nor any Potomac Subsidiary has negotiated, agreed or committed to take any of the actions referred to in clauses “(c)” through “(o)” above (other than negotiations between the Parties to enter into this Agreement).

2.6 Title to Assets. Each of Potomac and the Potomac Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all assets reflected on the Potomac Unaudited Interim Balance Sheet; and (b) all other assets reflected in the books and records of Potomac or any Potomac Subsidiary as being owned by Potomac or such Potomac Subsidiary. All of said assets are owned by Potomac or a Potomac Subsidiary free and clear of any Encumbrances, except for: (i) any lien for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Potomac Unaudited Interim Balance Sheet; (ii) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of Potomac or any Potomac Subsidiary; and (iii) liens listed in Part 2.6 of the Potomac Disclosure Schedule.

2.7 Real Property; Leasehold. Neither Potomac nor any Potomac Subsidiary owns any real property or any interest in real property, except for the leaseholds created under the real property leases identified in Part 2.7 of the Potomac Disclosure Schedule which are in full force and effect and with no existing default thereunder.

2.8 Intellectual Property.

(a) Potomac, directly or through a Potomac Subsidiary, owns, or has the right to use, and has the right to bring actions for the infringement of, all Potomac IP Rights, except for any failure to own or have the right to use, or have the right to bring actions that would not reasonably be expected to have a Potomac Material Adverse Effect.

(b) Part 2.8(b) of the Potomac Disclosure Schedule is an accurate, true and complete listing of all Potomac Registered IP.

(c) Part 2.8(c) of the Potomac Disclosure Schedule accurately identifies (i) all Potomac IP Rights licensed to Potomac or any Potomac Subsidiary (other than (I) any non-customized software that (A) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (B) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Potomac’s or any Potomac Subsidiary’s products or services and (II) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials); (ii) the corresponding Potomac Contracts pursuant to which such Potomac IP Rights are licensed to Potomac or any Potomac Subsidiary; and (iii) whether the license or licenses granted to Potomac or any Potomac Subsidiary are exclusive or non-exclusive.

(d) Part 2.8(d)(i) of the Potomac Disclosure Schedule accurately identifies each Potomac Contract pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Potomac IP Rights. Except as identified in Part 2.8(d)(ii) of the Potomac Disclosure Schedule, Potomac is not bound by, and no Potomac IP Rights are subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of Potomac or any Potomac Subsidiary to use, exploit, assert, or enforce any Potomac IP Rights anywhere in the world in each case as would materially limit the business of Potomac as conducted or planned to be conducted.

(e) Except as identified in Part 2.8(e) of the Potomac Disclosure Schedule, to the Knowledge of Potomac and its Subsidiaries, Potomac or one of its Subsidiaries exclusively owns all right, title, and interest to and in Potomac IP Rights (other than Potomac IP Rights (i) exclusively and non-exclusively licensed to Potomac or one of its Subsidiaries, as identified in Part 2.8(c) of the Potomac Disclosure Schedule and (ii) (I) any non-customized software that (A) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (B) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Potomac’s or any Potomac Subsidiary’s products or services and (II) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials) free and clear of any Encumbrances (other than those Encumbrances which would not materially limit the business of Potomac as conducted or planned to be conducted). Without limiting the generality of the foregoing:

(i) All documents and instruments necessary to register or apply for or renew registration of Potomac Registered IP have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Body except for any such failure, individually or collectively, that would not reasonably be expected to have a Potomac Material Adverse Effect.

(ii) Each Person who is or was an employee or contractor of Potomac or any Potomac Subsidiary and who is or was involved in the creation or development of any Potomac IP Rights has signed a valid, enforceable agreement containing an assignment of such Intellectual Property to Potomac or such Subsidiary and confidentiality provisions protecting trade secrets and confidential information of Potomac and its Subsidiaries. To the Knowledge of Potomac and its Subsidiaries, no current or former stockholder, officer, director, or employee of Potomac or any of its Subsidiaries has any claim, right (whether or not currently exercisable), or interest to or in any Potomac IP Rights. To the Knowledge of Potomac and its Subsidiaries, no employee of Potomac or any or any Potomac Subsidiary is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for Potomac or such Subsidiary or (b) in breach of any Contract with any former employer or other Person concerning Potomac IP Rights or confidentiality provisions protecting trade secrets and confidential information comprising Potomac IP Rights.

(iii) No funding, facilities, or personnel of any Governmental Body were used, directly or indirectly, to develop or create, in whole or in part, any Potomac IP Rights in which Potomac or any of its Subsidiaries has an ownership interest.

(iv) Potomac and each of its Subsidiaries has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that Potomac or such Subsidiary holds, or purports to hold, as a trade secret.

(v) Neither Potomac nor any of its Subsidiaries has assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Potomac IP Rights to any other Person.

(vi) To the Knowledge of Potomac and its Subsidiaries, the Potomac IP Rights constitute all Intellectual Property necessary for Potomac and its Subsidiaries to conduct its business as currently conducted and planned to be conducted.

(f) Potomac has delivered, or made available to Tigris, a complete and accurate copy of all Potomac IP Rights Agreements. Neither Potomac nor any Potomac Subsidiary is a party to any Contract (A) pursuant to which the execution, delivery and performance of this Agreement and the consummation of the Contemplated Transactions will constitute a breach, or (B) as a result of such execution, delivery and performance of this Agreement and the consummation of the Contemplated Transactions will cause the forfeiture or termination of or Encumbrance upon, or the grant of any license or other right to, or give rise to a right of forfeiture or termination of or Encumbrance upon, any Potomac IP Rights or impair the right of Potomac or the Surviving Corporation and its Subsidiaries to use, sell or license any Potomac IP Rights or portion thereof, except for the occurrence of any such breach, forfeiture, termination, Encumbrance, grant or impairment that would not individually or in the aggregate, reasonably be expected to result in a Potomac Material Adverse Effect. With respect to each of the Potomac IP Rights Agreements: (i) each such agreement is valid and binding on Potomac or its Subsidiaries, as applicable, and in full force and effect; (ii) Potomac has not received any written notice of termination or cancellation under such agreement, or received any written notice of breach or default under such agreement, which breach has not been cured or waived; and (iii) neither Potomac nor its Subsidiaries, and to the Knowledge of Potomac, no other party to any such agreement, is in breach or default thereof in any material respect.

(g) The manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold or under development by Potomac or any of its Subsidiaries does not violate any license or agreement between Potomac or its Subsidiaries and any third party, and, to the Knowledge of Potomac and its Subsidiaries, does not infringe or misappropriate any Intellectual Property right of any other party, which infringement or misappropriation would reasonably be expected to have a Potomac Material Adverse Effect. Potomac has disclosed in correspondence to Tigris the third-party patents and patent applications found during all freedom to operate searches that were conducted by Potomac or its Subsidiaries related to any product or technology currently licensed or sold or under development by Potomac or its Subsidiaries. To the Knowledge of Potomac and its Subsidiaries, no third party is infringing upon, or violating any license or agreement with Potomac or its Subsidiaries relating to any Potomac IP Rights. There is no current or pending challenge, claim or Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, license or dispose of any Potomac IP Rights, nor has Potomac or any of its Subsidiaries received any written notice asserting that any Potomac IP Rights or the proposed use, sale, license or disposition thereof conflicts with or infringes or misappropriates or will conflict with or infringe or misappropriate the rights of any other Person.

(h) Each item of Potomac IP Rights that is Potomac Registered IP is and at all times has been filed and maintained in compliance with all applicable Legal Requirements and all filings, payments, and other actions required to be made or taken to maintain such item of Potomac Registered IP in full force and effect have been made by the applicable deadline, except for any failure to perform any of the foregoing, individually or collectively, that would not reasonably be expected to have a Potomac Material Adverse Effect.

(i) To the Knowledge of Potomac and its Subsidiaries, no trademark (whether registered or unregistered) or trade name owned, used, or applied for by Potomac or any of its Subsidiaries conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which Potomac or any of its Subsidiaries has or purports to have an ownership interest has been impaired as determined by Potomac or any of its Subsidiaries in accordance with GAAP.

(j) Except as set forth in Parts 2.8(c) or 2.8(d) of the Potomac Disclosure Schedule (i) neither Potomac nor any of its Subsidiaries is bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim, and (ii) neither Potomac nor any of its Subsidiaries has ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.

2.9 Agreements, Contracts and Commitments. Part 2.9 of the Potomac Disclosure Schedule identifies, except for Potomac Contracts set forth in Part 2.13 of the Potomac Disclosure Schedule:

(a) each Potomac Contract relating to any bonus, deferred compensation, severance, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements;

(b) each Potomac Contract relating to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or independent contractor, not terminable by Potomac or its Subsidiaries on ninety (90) days notice without liability, except to the extent general principles of wrongful termination law may limit Potomac’s, Potomac’s Subsidiaries’ or such successor’s ability to terminate employees at will;

(c) each Potomac Contract relating to any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment) or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;

(d) each Potomac Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business other than indemnification agreements between Potomac and any of its respective officers or directors;

(e) each Potomac Contract relating to any agreement, contract or commitment containing any covenant limiting the freedom of Potomac, its Subsidiaries or the Surviving Corporation to engage in any line of business or compete with any Person;

(f) each Potomac Contract relating to any agreement, contract or commitment relating to capital expenditures and involving obligations after the date of this Agreement in excess of $100,000 and not cancelable without penalty;

(g) each Potomac Contract relating to any agreement, contract or commitment currently in force relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

(h) each Potomac Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $100,000 or creating any material Encumbrances with respect to any assets of Potomac or any Potomac Subsidiary or any loans or debt obligations with officers or directors of Potomac;

(i) each Potomac Contract relating to (i) any distribution agreement (identifying any that contain exclusivity provisions); (ii) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Potomac (iii) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Potomac or its Subsidiaries has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Potomac or its Subsidiaries has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Potomac or such Potomac Subsidiary; or (iv) any Contract currently in force to license any third party to manufacture or produce any Potomac product, service or technology or any Contract currently in force to sell, distribute or commercialize any Potomac products or service except agreements with distributors or sales representatives in the Ordinary Course of Business;

(j) each Potomac Contract with any Person, including without limitation any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Potomac in connection with the Contemplated Transactions; or

(k) any other agreement, contract or commitment (i) which involves payment or receipt by Potomac or its Subsidiaries under any such agreement, contract or commitment of $100,000 or more in the aggregate or obligations after the date of this Agreement in excess of $100,000 in the aggregate, or (ii) that is material to the business or operations of Potomac and its Subsidiaries.

Potomac has delivered to Tigris accurate and complete (except for applicable redactions thereto) copies of all Potomac Material Contracts, including all amendments thereto. There are no Potomac Material Contracts that are not in written form. Except as set forth on Part 2.9 of the Potomac Disclosure Schedule, neither Potomac nor any of its Subsidiaries has, nor to Potomac’s Knowledge, as of the date of this Agreement has any other party to a Potomac Material Contract, breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, any of the terms or conditions of any of the agreements, contracts or commitments to which Potomac or its Subsidiaries is a party or by which it is bound of the type described in clauses (a) through (k) above (any such agreement, contract or commitment, a “Potomac Material Contract”) in such manner as would permit any other party to cancel or terminate any such Potomac Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Potomac Material Adverse Effect. As to Potomac and its Subsidiaries, as of the date of this Agreement, each Potomac Material Contract is valid, binding, enforceable and in full force and effect, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. The consummation of the Contemplated Transactions shall not result in any material payment or payments becoming due from Potomac, any Potomac Subsidiary, the Surviving Corporation or Tigris to any Person under any Potomac Contract or give any Person the right to terminate or alter the provisions of any Potomac Contract. No Person is renegotiating, or has a right pursuant to the terms of any Potomac Material Contract to change, any material amount paid or payable to Potomac under any Potomac Material Contract or any other material term or provision of any Potomac Material Contract.

2.10 Liabilities. As of the date hereof, neither Potomac nor any Potomac Subsidiary has any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or other (whether or not required to be reflected in the financial statements in accordance with GAAP) (each a “Liability”), individually or in the aggregate, except for: (a) Liabilities identified as such in the “liabilities” column of the Potomac Unaudited Interim Balance Sheet; (b) normal and recurring current Liabilities that have been incurred by Potomac or its Subsidiaries since the date of the Potomac Unaudited Interim Balance Sheet in the Ordinary Course of Business and which are not in excess of $100,000 in the aggregate; (c) Liabilities for performance of obligations of Potomac or any Potomac Subsidiary under Potomac Contracts; (d) Liabilities incurred in connection with this Agreement, the Subscription Agreement, the Tigris Notes, and the Debt Conversion Agreement entered into between Potomac and certain holders of its secured debt instruments; and (e) Liabilities listed in Part 2.10 of the Potomac Disclosure Schedule.

2.11 Compliance; Permits; Restrictions.

(a) Potomac and each Potomac Subsidiary are, and since January 1, 2010 have been, in compliance in all material respects with all applicable Legal Requirements. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body or authority is pending or, to the Knowledge of Potomac, threatened against Potomac or any Potomac Subsidiary, nor has any Governmental Body or authority indicated to Potomac an intention to conduct the same. There is no agreement, judgment, injunction, order or decree binding upon Potomac or any Potomac Subsidiary which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Potomac or any Potomac Subsidiary, any acquisition of material property by Potomac or any Potomac Subsidiary or the conduct of business by Potomac or any Potomac Subsidiary as currently conducted, (ii) may have an adverse effect on Potomac’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) may have the effect of preventing, delaying, making illegal or otherwise interfering with the Merger or any of the Contemplated Transactions.

(b) Potomac and the Potomac Subsidiaries hold all required Governmental Authorizations which are material to the operation of the business of Potomac (the “Potomac Permits”) as currently conducted. Part 2.11(b) of the Potomac Disclosure Schedule identifies each Potomac Permit. Each of Potomac and each Potomac Subsidiary is in material compliance with the terms of the Potomac Permits. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the Knowledge of Potomac, threatened, which seeks to revoke, limit, suspend, or materially modify any Potomac Permit. The rights and benefits of each material Potomac Permit will be available to the Surviving Corporation immediately after the Effective Time on terms substantially identical to those enjoyed by Potomac and its Subsidiaries as of the date of this Agreement and immediately prior to the Effective Time.

(c) There are no proceedings pending or threatened with respect to an alleged violation by Potomac or any of its Subsidiaries of the Federal Food, Drug, and Cosmetic Act (“FDCA”), Food and Drug Administration (“FDA”) regulations adopted thereunder, the Controlled Substance Act or any other similar Legal Requirements promulgated by the FDA or other comparable Governmental Body responsible for regulation of the development, clinical testing, manufacturing, sale, marketing, distribution and importation or exportation of drug products (“Drug Regulatory Agency”).

(d) Potomac and each of its Subsidiaries holds all required Governmental Authorizations issuable by any Drug Regulatory Agency necessary for the conduct of the business of Potomac or such Subsidiary as currently conducted, and development, clinical testing, manufacturing, marketing, distribution and importation or exportation, as currently conducted, of any of its products or product candidates (the “Potomac Product Candidates”) (collectively, the “Potomac Regulatory Permits”) and no such Potomac Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any adverse manner, other than immaterial adverse modifications. Potomac and each Potomac Subsidiary is in compliance in all material respects with the Potomac Regulatory Permits and has not received any written notice or other written communication from any Drug Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Potomac Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Potomac Regulatory Permit. Except for the information and files identified in Part 2.11(d) of the Potomac Disclosure Schedule, Potomac has made available to Tigris all information requested by Tigris in Potomac’s or its Subsidiaries’ possession or control relating to the Potomac Product Candidates and the development, clinical testing, manufacturing, importation and exportation of the Potomac Product Candidates, including without limitation, complete copies of the following (to the extent there are any): (x) adverse event reports; clinical study reports and material study data; and inspection reports, notices of adverse findings, warning letters, filings and letters and other written correspondence to and from any Drug Regulatory Agency; and meeting minutes with any Drug Regulatory Agency; and (y) similar reports, material study data, notices, letters, filings, correspondence and meeting minutes with any other Governmental Authority.

(e) All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Potomac or its Subsidiaries or in which Potomac or its Subsidiaries or their respective current products or product candidates, including the Potomac Product Candidates, have participated were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance with the applicable regulations of the Drug Regulatory Agencies and other applicable Legal Requirements, including, without limitation, 21 C.F.R. Parts 50, 54, 56, 58 and 312. Since January 1, 2010, neither Potomac nor any of its Subsidiaries has received any notices, correspondence, or other communications from any Drug Regulatory Agency requiring, or to the Knowledge of Potomac, threatening to initiate, the termination or suspension of any clinical studies conducted by or on behalf of, or sponsored by, Potomac or any of its Subsidiaries or in which Potomac or any of its Subsidiaries or their respective current products or product candidates, including the Potomac Product Candidates, have participated.

(f) Neither Potomac nor any of the Potomac Subsidiaries is the subject of any pending, or to the Knowledge of Potomac or the Potomac Subsidiaries, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of Potomac or any of the Potomac Subsidiaries, neither Potomac nor any of the Potomac Subsidiaries has committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of Potomac, any of its Subsidiaries or any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Legal Requirement. To the Knowledge of Potomac, no debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against Potomac, any Potomac Subsidiary or any of their respective officers, employees or agents.

2.12 Tax Matters.

(a) Potomac and each Potomac Subsidiary have timely filed all federal income Tax Returns and other material Tax Returns that they were required to file under applicable Legal Requirements. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Legal Requirements. Neither Potomac nor any Potomac Subsidiary is currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where Potomac or any Potomac Subsidiary does not file Tax Returns that it is subject to taxation by that jurisdiction.

(b) All material Taxes due and owing by Potomac or any Potomac Subsidiary on or before the date hereof (whether or not shown on any Tax Return) have been paid. The unpaid Taxes of Potomac and any Potomac Subsidiary have been reserved for on the Potomac Unaudited Interim Balance Sheet in accordance with GAAP. Since the date of the Potomac Unaudited Interim Balance Sheet, neither Potomac nor any Potomac Subsidiary has incurred any Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

(c) Potomac and each Potomac Subsidiary have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(d) There are no Encumbrances for Taxes (other than Taxes not yet due and payable or Taxes that are being contested in good faith and for which adequate reserves have been made on Potomac’s Unaudited Interim Balance Sheet) upon any of the assets of Potomac or any Potomac Subsidiary.

(e) No deficiencies for Taxes with respect to Potomac or any Potomac Subsidiary have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending (or, based on written notice, threatened) audits, assessments or other actions for or relating to any liability in respect of Taxes of Potomac or any Potomac Subsidiary. No issues relating to Taxes of Potomac or any Potomac Subsidiary were raised by the relevant Tax authority in any completed audit or examination that would reasonably be expected to result in a material amount of Taxes in a later taxable period. Potomac has delivered or made available to Tigris complete and accurate copies of all federal income Tax and all other material Tax Returns of Potomac and each Potomac Subsidiary (and predecessors of each) for all taxable years remaining open under the applicable statute of limitations, and complete and accurate copies of all examination reports and statements of deficiencies assessed against or agreed to by Potomac and each Potomac Subsidiary (and predecessors of each), with respect to federal income Tax and all other material Taxes. Neither Potomac nor any Potomac Subsidiary (or any of their predecessors) has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, nor has any request been made in writing for any such extension or waiver.

(f) All material elections with respect to Taxes affecting Potomac or any Potomac Subsidiary as of the date hereof, to the extent such elections are not shown on or in the Tax Returns that have been delivered or made available to Tigris, are set forth on Schedule 2.12(f). Neither Potomac nor any Potomac Subsidiary (i) has consented at any time under former Section 341(f)(1) of the Code to have the provisions of former Section 341(f)(2) of the Code apply to any disposition of the assets of Potomac or any Potomac Subsidiary; (ii) has agreed, or is required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; (iii) has made an election, or is required, to treat any of its assets as owned by another Person for Tax purposes or as a tax-exempt bond financed property or tax-exempt use property within the meaning of Section 168 of the Code; (iv) has acquired or owns any assets that directly or indirectly secure any debt the interest on which is tax exempt under Section 103(a) of the Code; (v) has made or will make a consent dividend election under Section 565 of the Code; (vi) has elected at any time to be treated as an S corporation within the meaning of Sections 1361 or 1362 of the Code; or (vii) has made any of the foregoing elections or is required to apply any of the foregoing rules under any comparable provision of state, local or foreign law.

(g) Neither Potomac nor any Potomac Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(h) Neither Potomac nor any Potomac Subsidiary is a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers and landlords.

(i) Neither Potomac nor any Potomac Subsidiary has ever been a member of an affiliated group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is Potomac) for federal, state, local or foreign Tax purposes. Neither Potomac nor any Potomac Subsidiary has any Liability for the Taxes of any Person (other than Potomac and any Potomac Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by Contract, or otherwise.

(j) Neither Potomac nor any Potomac Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(k) Neither Potomac nor any Potomac Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) installment sale or other open transaction disposition made on or prior to the Closing Date, or (ii) agreement with any Tax authority (including any closing agreement described in Section 7121 of the Code or any similar provision of state, local or foreign law) made or entered into on or prior to the Closing Date.

(l) Neither Potomac nor any Potomac Subsidiary is a partner for Tax purposes with respect to any joint venture, partnership, or, to the Knowledge of Potomac, other arrangement or contract which is treated as a partnership for Tax purposes.

(m) Neither Potomac nor any Potomac Subsidiary has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(n) Neither Potomac nor any Potomac Subsidiary has taken any action, or has any knowledge of any fact or circumstance, that could reasonably be expected to prevent the transactions contemplated hereby, including the Merger and the Second Merger, considered together as a single integrated transaction for United States federal income Tax purposes, from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

2.13 Employee and Labor Matters; Benefit Plans.

(a) The employment of each of the Potomac and Potomac Subsidiary employees is terminable by Potomac or the applicable Potomac Subsidiary at will (or otherwise in accordance with general principles of wrongful termination law). Potomac has made available to Tigris accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of Potomac Associates to the extent currently effective and material.

(b) To the Knowledge of Potomac, no officer or Key Employee of Potomac or any Potomac Subsidiary intends to terminate his or her employment with Potomac or the applicable Potomac Subsidiary, nor has any such officer or Key Employee threatened or expressed in writing any intention to do so.

(c) Neither Potomac nor any Potomac Subsidiary is a party to, bound by, nor has a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing, purporting to represent or, to the Knowledge of Potomac, seeking to represent any employees of Potomac or any Potomac Subsidiary.

(d) There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar union activity or dispute, affecting Potomac or any Potomac Subsidiary.

(e) Neither Potomac nor any Potomac Subsidiary is or has been engaged in any unfair labor practice within the meaning of the National Labor Relations Act. There is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of Potomac, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Potomac Associate, including charges of unfair labor practices or discrimination complaints. Part 2.13(e) of the Potomac Disclosure Schedule lists all written and all non-written employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, equity-based, incentive, deferred compensation, retirement or supplemental retirement, profit sharing, severance, golden parachute, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs and other similar fringe or employee benefit plans, programs or arrangements, including any employment or executive compensation or severance agreements, written or otherwise, which are currently in effect relating to any present or former employee or director of Potomac or any Potomac Subsidiary (or any trade or business (whether or not incorporated) which is a Potomac Affiliate) or which is maintained by, administered or contributed to by, or required to be contributed to by, Potomac, any Potomac Subsidiary or any Potomac Affiliate, or under which Potomac or any Potomac Subsidiary or any Potomac Affiliate has any current or may incur liability after the date hereof (each, a “Potomac Employee Plan”).

(f) With respect to Potomac Options granted pursuant to the 2014 Plan, (i) each Potomac Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies, (ii) each grant of a Potomac Option was duly authorized no later than the date on which the grant of such Potomac Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the board of directors of Potomac (or a duly constituted and authorized committee thereof) and any required stockholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, (iii) each Potomac Option grant was made in accordance with the terms of the 2014 Plan and all other applicable laws and regulatory rules or requirements and (iv) the per share exercise price of each Potomac Option was equal to the fair market value of a share of Potomac Common Stock on the applicable Grant Date.

(g) Each Potomac Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination with respect to such qualified status from the Internal Revenue Service. To the Knowledge of Potomac, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Potomac Employee Plan or the exempt status of any related trust.

(h) Each Potomac Employee Plan has been maintained in compliance, in all material respects, with its terms and, both as to form and operation, with all applicable Legal Requirements, including without limitation, the Code and ERISA.

(i) Neither Potomac nor any Potomac Subsidiary has engaged in any transaction in violation of Sections 404 or 406 of ERISA or any “prohibited transaction,” as defined in Section 4975(c)(1) of the Code, for which no exemption exists under Section 408 of ERISA or Section 4975(c)(2) or (d) of the Code, or has otherwise violated the provisions of Part 4 of Title I, Subtitle B of ERISA. Neither Potomac nor any Potomac Subsidiary has knowingly participated in a violation of Part 4 of Title I, Subtitle B of ERISA by any plan fiduciary of any Potomac Employee Plan subject to ERISA and neither Potomac nor any Potomac Subsidiary has been assessed any civil penalty under Section 502(l) of ERISA.

(j) No Potomac Employee Plan is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, and neither Potomac nor any Potomac Subsidiary or Potomac Affiliate has ever maintained, contributed to or partially or completely withdrawn from, or incurred any obligation or liability with respect to, any such plan. No Potomac Employee Plan is a Multiemployer Plan, and neither Potomac nor any Potomac Subsidiary or Potomac Affiliate has ever contributed to or had an obligation to contribute, or incurred any liability in respect of a contribution, to any Multiemployer Plan. No Potomac Employee Plan is a Multiple Employer Plan.

(k) No Potomac Employee Plan provides for medical or death benefits beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state law requirement or (ii) death or retirement benefits under a Potomac Employee Plan qualified under Section 401(a) of the Code.

(l) Neither Potomac nor any Potomac Subsidiary is a party to any Contract that has resulted or would reasonably be expected to result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of section 280G of the Code and (ii) any amount the deduction for which would be disallowed under Section 162(m) of the Code.

(m) To the Knowledge of Potomac, no payment pursuant to any Potomac Employee Plan or other arrangement to any “service provider” (as such term is defined in Section 409A of the Code and the United States Treasury Regulations and IRS guidance thereunder) to Potomac or any Potomac Subsidiary, including the grant, vesting or exercise of any stock option, would subject any Person to tax pursuant to Section 409A(1) of the Code, whether pursuant to the transactions contemplated by this Agreement or otherwise.

(n) Potomac and each of its Subsidiaries has complied with all state and federal laws applicable to employees, including but not limited to COBRA, FMLA, CFRA, HIPAA, the Women’s Health and Cancer Rights Act of 1998, the Newborn’s and Mothers’ Health Protection Act of 1996, and any similar provisions of state law applicable to its employees. To the extent required under HIPAA and the regulations issued thereunder, Potomac and each of its Subsidiaries has, prior to the Closing Date, performed all obligations under the medical privacy rules of HIPAA (45 C.F.R. Parts 160 and 164), the electronic data interchange requirements of HIPAA (45 C.F.R. Parts 160 and 162), and the security requirements of HIPAA (45 C.F.R. Part 142). Neither Potomac nor any of its Subsidiaries has any unsatisfied obligations to any employees or qualified beneficiaries pursuant to COBRA, HIPAA or any state law governing health care coverage or extension.

(o) Potomac and each of its Subsidiaries is in compliance with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, and in each case, with respect to employees: (i) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no actions, suits, claims or administrative matters pending, threatened or reasonably anticipated against Potomac or any of its Subsidiaries relating to any employee, employment agreement or Potomac Employee Plan. There are no pending or threatened or reasonably anticipated claims or actions against Potomac, any of its Subsidiaries, any Potomac trustee or any trustee of any Subsidiary under any worker’s compensation policy or long-term disability policy. Neither Potomac nor any Subsidiary thereof is party to a conciliation agreement, consent decree or other agreement or order with any federal, state, or local agency or governmental authority with respect to employment practices.

(p) Part 2.13(p) of the Disclosure Schedule lists all liabilities of Potomac or any of its Subsidiaries to any employee, that result from the termination by Potomac or any of its Subsidiaries of such employee’s employment or provision of services, a change of control of Potomac, or a combination thereof. Neither Potomac nor any of its Subsidiaries has any material liability with respect to any misclassification of: (a) any Person as an independent contractor rather than as an employee, (b) any employee leased from another employer, or (c) any employee currently or formerly classified as exempt from overtime wages. Neither Potomac nor any Subsidiary has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any liability or obligation under WARN or any similar state or local law that remains unsatisfied. No terminations of employees of Potomac or any of its Subsidiaries prior to the Closing would trigger any notice or other obligations under the WARN Act or similar state or local law.

(q) With respect to each Potomac Employee Plan, Potomac has made available to Tigris a true and complete copy of, to the extent applicable, (i) such Potomac Employee Plan, (ii) the three (3) most recent annual reports (Form 5500) as filed with the Internal Revenue Service, (iii) each currently effective trust agreement related to such Potomac Employee Plan, (iv) the most recent summary plan description for each Potomac Employee Plan for which such description is required, along with all summaries of material modifications, amendments, resolutions and all other material plan documentation related thereto in the possession of Potomac, and (v) the most recent Internal Revenue Service determination or opinion letter or analogous ruling under foreign law issued with respect to any Potomac Employee Plan.

2.14 Environmental Matters. Potomac and each Potomac Subsidiary is in compliance with all applicable Environmental Laws, which compliance includes the possession by Potomac of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof. Neither Potomac nor any Potomac Subsidiary has received since January 1, 2010 any written notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that Potomac or any Potomac Subsidiary is not in compliance with any Environmental Law, and, to the Knowledge of Potomac, there are no circumstances that may prevent or interfere with Potomac’s or any of its Subsidiaries’ compliance with any Environmental Law in the future. To the Knowledge of Potomac: (i) no current or prior owner of any property leased or controlled by Potomac or any of its Subsidiaries has received since January 1, 2010 any written notice or other communication relating to property owned or leased at any time by Potomac or any of its Subsidiaries, whether from a Governmental Body, citizens group, employee or otherwise, that alleges that such current or prior owner or Potomac or any of its Subsidiaries is not in compliance with or violated any Environmental Law relating to such property and (ii) it has no material liability under any Environmental Law.

2.15 Insurance.

(a) Potomac has delivered to Tigris accurate and complete copies of all material insurance policies and all material self insurance programs and arrangements relating to the business, assets, liabilities and operations of Potomac and each Potomac Subsidiary. Each of such insurance policies is in full force and effect and Potomac and each Potomac Subsidiary are in compliance with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2010, neither Potomac nor any Potomac Subsidiary has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy; or (iii) material adjustment in the amount of the premiums payable with respect to any insurance policy. There is no pending workers’ compensation or other claim under or based upon any insurance policy of Potomac or any Potomac Subsidiary. All information provided to insurance carriers (in applications and otherwise) on behalf of Potomac and each Potomac Subsidiary is accurate and complete. Potomac and each Potomac Subsidiary have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending or threatened against Potomac or any Potomac Subsidiary, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Potomac or any Potomac Subsidiary of its intent to do so.

(b) Potomac has delivered to Tigris accurate and complete copies of the existing policies (primary and excess) of directors’ and officers’ liability insurance maintained by Potomac and each Potomac Subsidiary as of the date of this Agreement (the “Existing Potomac D&O Policies”). Part 2.15(b) of the Potomac Disclosure Schedule accurately sets forth the most recent annual premiums paid by Potomac and each Potomac Subsidiary with respect to the Existing Potomac D&O Policies.

2.16 Legal Proceedings; Orders.

(a) Except as set forth on Part 2.16 of the Potomac Disclosure Schedule, there is no pending Legal Proceeding, and, to the Knowledge of Potomac, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Potomac or any of its Subsidiaries, any Potomac Associate (in his or her capacity as such) or any of the material assets owned or used by Potomac or its Subsidiaries; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other Contemplated Transactions. To the Knowledge of Potomac, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that would reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding. With regard to any Legal Proceeding set forth on Part 2.16 of the Potomac Disclosure Schedule, Potomac has provided Tigris or its counsel all pleadings and material written correspondence related to such Legal Proceeding, all insurance policies and material written correspondence with brokers and insurers related to such Legal Proceedings and other information material to an assessment of such Legal Proceeding. Potomac has an insurance policy or policies that is expected to cover such Legal Proceeding and has complied with the requirements of such insurance policy or policies to obtain coverage with respect to such Legal Proceeding under such insurance policy or policies.

(b) There is no order, writ, injunction, judgment or decree to which Potomac or any Potomac Subsidiary, or any of the material assets owned or used by Potomac or any Potomac Subsidiary, is subject. To the Knowledge of Potomac, no officer or other Key Employee of Potomac or any Potomac Subsidiary is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of Potomac or any Potomac Subsidiary or to any material assets owned or used by Potomac or any Potomac Subsidiary.

2.17 Authority; Binding Nature of Agreement. Potomac and each Potomac Subsidiary has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement. The Board of Directors of Potomac (at one or more meetings duly called and held) has: (a) determined that the Merger is advisable and fair to and in the best interests of Potomac and its stockholders; (b) duly authorized and approved by all necessary corporate action, the execution, delivery and performance of this Agreement and the transactions contemplated hereby, including the Merger; and (c) recommended the adoption and approval of this Agreement by the holders of Potomac Common Stock and Potomac Preferred Stock and directed that this Agreement and the Merger be submitted for consideration by Potomac’s stockholders in connection with the solicitation of the Required Potomac Stockholder Vote. This Agreement has been duly executed and delivered by Potomac and assuming the due authorization, execution and delivery by Tigris, constitutes the legal, valid and binding obligation of Potomac, enforceable against Potomac in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Prior to the execution of the Potomac Stockholder Support Agreements, the Board of Directors of Potomac approved the Potomac Stockholder Support Agreements and the transactions contemplated thereby.

2.18 Inapplicability of Anti-takeover Statutes. The Board of Directors of Potomac has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Potomac Stockholder Support Agreements and to the consummation of the Merger and the other Contemplated Transactions. No other state takeover statute or similar Legal Requirement applies or purports to apply to the Merger, this Agreement, the Potomac Stockholder Support Agreements or any of the other Contemplated Transactions.

2.19 Vote Required. The affirmative vote of the holders of a majority of the shares of Potomac Common Stock and Potomac’s Series A Preferred Stock, par value $0.001 per share, each outstanding on the record date for the Potomac Stockholder Written Consent and entitled to vote thereon, voting as a single class (the “Required Potomac Stockholder Vote”), is the only vote of the holders of any class or series of Potomac Capital Stock necessary to adopt or approve this Agreement and approve the Merger and the matters set forth in Section 5.2(a).

2.20 Non-Contravention; Consents. Subject to compliance with the HSR Act and any foreign antitrust Legal Requirement, obtaining the Required Potomac Stockholder Vote for the applicable Contemplated Transactions and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by Potomac, nor (y) the consummation of the Merger or any of the other Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of (i) any of the provisions of the certificate of incorporation, bylaws or other charter or organizational documents of Potomac, or (ii) any resolution adopted by the stockholders, the board of directors or any committee of the board of directors of Potomac;

(b) contravene, conflict with or result in a material violation of, or give any Governmental Body or other Person the right to challenge the Merger or any of the other Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which Potomac or its Subsidiaries, or any of the assets owned or used by Potomac or its Subsidiaries, is subject;

(c) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Potomac or its Subsidiaries or that otherwise relates to the business of Potomac or its Subsidiaries or to any of the assets owned or used by Potomac or its Subsidiaries;

(d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Potomac Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Potomac Contract; (ii) a rebate, chargeback, penalty or change in delivery schedule under any such Potomac Contract; (iii) accelerate the maturity or performance of any Potomac Contract; or (iv) cancel, terminate or modify any term of any Potomac Contract, except, in the case of any Potomac Material Contract, any non-material breach, default, penalty or modification and, in the case of all other Potomac Contracts, any breach, default, penalty or modification that would not result in a Potomac Material Adverse Effect;

(e) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Potomac or its Subsidiaries (except for minor liens that will not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of Potomac); or

(f) result in, or increase the likelihood of, the transfer of any material asset of Potomac or its Subsidiaries to any Person.

Except (i) for any Consent set forth on Part 2.20 of the Potomac Disclosure Schedule under any Potomac Contract, (ii) the approval of this Agreement and the Contemplated Transactions by Potomac’s stockholders, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (iv) any required filings under the HSR Act and any foreign antitrust Legal Requirement and (v) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, neither Potomac nor any of its Subsidiaries was, is, or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Merger or any of the other Contemplated Transactions.

2.21 Bank Accounts; Receivables.

(a) Part 2.21(a) of the Potomac Disclosure Schedule provides accurate information with respect to each account maintained by or for the benefit of Potomac or any Potomac Subsidiary at any bank or other financial institution, including the name of the bank or financial institution, the account number, the balance as of June 27, 2014 and the names of all individuals authorized to draw on or make withdrawals from such accounts.

(b) All existing accounts receivable of Potomac or any Potomac Subsidiary (including those accounts receivable reflected on the Potomac Unaudited Interim Balance Sheet that have not yet been collected and those accounts receivable that have arisen since the date of the Potomac Unaudited Interim Balance Sheet and have not yet been collected) (i) represent valid obligations of customers of Potomac or any Potomac Subsidiary arising from bona fide transactions entered into in the Ordinary Course of Business, and (ii) are current and are expected to be collected in full when due, without any counterclaim or set off, net of applicable reserves for bad debts on the Potomac Unaudited Interim Balance Sheet.

2.22 No Financial Advisor. Except as set forth on Part 2.22 of the Potomac Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Merger or any of the other Contemplated Transactions based upon arrangements made by or on behalf of Potomac or any of its Subsidiaries.

2.23 Subscription Agreement. The Subscription Agreement has not been amended or modified in any manner prior to the date of this Agreement. Neither Potomac nor, to the Knowledge of Potomac, any of its affiliates (as that term is used in Rule 145 under the Securities Act) has entered into any agreement, side letter or other arrangement relating to the Potomac Pre-Closing Financing other than as set forth in the Subscription Agreement. The respective obligations and agreements contained in the Subscription Agreement have not been withdrawn or rescinded in any respect. The Subscription Agreement is in full force and effect and represents a valid, binding and enforceable obligation of Potomac and, to the Knowledge of Potomac, of each party thereto, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors. No event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Potomac, or to the Knowledge of Potomac, any other party thereto, under the Subscription Agreement. To the Knowledge of Potomac, no party thereto will be unable to satisfy on a timely basis any term of the Subscription Agreement. There are no conditions precedent related to the consummation of the Potomac Pre-Closing Financing contemplated by the Subscription Agreement, other than the satisfaction or waiver of the conditions expressly set forth in Article 5 of the Subscription Agreement. To the Knowledge of Potomac, the Potomac Pre-Closing Financing will be made available to Potomac prior to the consummation of the Merger.

2.24 Disclosure. The information supplied by Potomac and each Potomac Subsidiary for inclusion in the Proxy Statement/Prospectus/Information Statement (including any Potomac Financials) will not, as of the date of the Proxy Statement/Prospectus/Information Statement or as of the date such information is prepared or presented, (i) contain any statement that is inaccurate or misleading with respect to any material facts, or (ii) omit to state any material fact necessary in order to make such information, in the light of the circumstances under which such information will be provided, not false or misleading.

Section 3. REPRESENTATIONS AND WARRANTIES OF TIGRIS AND MERGER SUB

Tigris and Merger Sub represent and warrant to Potomac as follows, except as set forth in the written disclosure schedule delivered by Tigris to Potomac (the “Tigris Disclosure Schedule”). The Tigris Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Section 3. The disclosures in any section or subsection of the Tigris Disclosure Schedule shall qualify other sections and subsections in this Section 3 to the extent it is reasonably clear from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The inclusion of any information in the Tigris Disclosure Schedule (or any update thereto) shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in a Tigris Material Adverse Effect, or is outside the Ordinary Course of Business.

3.1 Subsidiaries; Due Organization; Etc.

(a) Tigris has no Subsidiaries, except for TPI and Merger Sub; and neither Tigris nor any Tigris Subsidiary owns any capital stock of, or any equity interest of any nature in, any other Entity, other than TPI and Merger Sub. Neither Tigris nor any Tigris Subsidiary has agreed nor is obligated to make, nor is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Neither Tigris nor any Tigris Subsidiary has, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

(b) Each of Tigris and its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound.

(c) Each of Tigris and its Subsidiaries is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Tigris Material Adverse Effect.

3.2 Certificate of Incorporation; Bylaws; Charters and Codes of Conduct. Tigris has delivered to Potomac accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents, including all amendments thereto, for Tigris and each Tigris Subsidiary. Part 3.2 of the Tigris Disclosure Schedule lists, and Tigris has delivered to Potomac, accurate and complete copies of: (a) the charters of all committees of Tigris’ board of directors; and (b) any code of conduct or similar policy adopted by Tigris or by the board of directors, or any committee of the board of directors, of Tigris. Neither Tigris nor any of its Subsidiaries has taken any action in breach or violation of any of the provisions of its certificate of incorporation, bylaws and other charter and organizational documents nor is in breach or violation of any of the material provisions of their respective certificates of incorporation, bylaws and other charter and organizational documents, except as would not reasonably be expected to have, individually or in the aggregate, a Tigris Material Adverse Effect.

3.3 Capitalization, Etc.

(a) The authorized capital stock of Tigris consists of (i) 100,000,000 shares of Tigris Common Stock, par value $0.001 per share, of which 19,123,212 shares have been issued and are outstanding as of June 26, 2014 (the “Capitalization Date”), (ii) 4,000,000 shares of Preferred Stock, par value $0.001 per share, of which no shares have been issued and are outstanding as of the Capitalization Date and (iii) 1,000,000 shares of Series A Junior Participating Preferred Stock, par value $0.001 per share, of which no shares have been issued and are outstanding as of the Capitalization Date. Tigris does not hold any shares of its capital stock in its treasury. All of the outstanding shares of Tigris Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. None of the outstanding shares of Tigris Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. None of the outstanding shares of Tigris Common Stock is subject to any right of first refusal in favor of Tigris, other than early exercise rights and rights of repurchases in favor of Tigris with respect to such early exercise rights. Except as contemplated herein and except as identified on Part 3.3(a)(i) of the Tigris Disclosure Schedule there is no Tigris Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Tigris Common Stock. Tigris is not under any obligation, nor is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Tigris Common Stock or other securities. Part 3.3(a)(ii) of the Tigris Disclosure Schedule accurately and completely describes all repurchase rights held by Tigris with respect to shares of Tigris Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable.

(b) Except for the Tigris Amended and Restated 2002 Stock Option Plan, the Tigris Amended and Restated 2006 Equity Incentive Plan and the Tigris 2009 Employee Stock Purchase Plan (collectively, the “Tigris Stock Plans”), or except as set forth on Part 3.3(b) of the Tigris Disclosure Schedule, Tigris does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity or equity-based compensation for any Person. Part 3.3(b) of the Tigris Disclosure Schedule sets forth the aggregate number of Tigris Options outstanding and a weighted average exercise price of such options. Tigris has made available to Potomac accurate and complete copies of all stock option plans pursuant to which Tigris has ever granted stock options, the forms of all stock option agreements evidencing such options and evidence of board and stockholder approval of any of the Tigris Stock Plans and amendments thereto.

(c) Except as identified on Part 3.3(c) of the Tigris Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Tigris or any of its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Tigris or any of its Subsidiaries; (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Tigris or any of its Subsidiaries is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Tigris or any of its Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participating or other similar rights with respect to Tigris.

(d) All outstanding shares of Tigris Common Stock and options, warrants and other securities of Tigris have been issued and granted in compliance with (i) all applicable securities laws and other applicable Legal Requirements, and (ii) all requirements set forth in applicable Contracts. Except as identified on Part 3.3(c) of the Tigris Disclosure Schedule, there are no Warrants to purchase capital stock of Tigris outstanding on the date of this Agreement.

3.4 SEC Filings; Financial Statements.

(a) Tigris has delivered to Potomac accurate and complete copies of all registration statements, proxy statements, Certifications (as defined below) and other statements, reports, schedules, forms and other documents filed by Tigris with the SEC since January 1, 2013 (the “Tigris SEC Documents”), other than such documents that can be obtained on the SEC’s website at www.sec.gov. Except as set forth on Part 3.4(a) of the Tigris Disclosure Schedule, all material statements, reports, schedules, forms and other documents required to have been filed by Tigris or its officers with the SEC have been so filed on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Tigris SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, to Tigris’ Knowledge, as of the time they were filed, none of the Tigris SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The certifications and statements required by (A) Rule 13a-14 under the Exchange Act and (B) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Tigris SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Legal Requirements. As used in this Section 3, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) The consolidated financial statements (including any related notes) contained or incorporated by reference in the Tigris SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present the consolidated financial position of Tigris as of the respective dates thereof and the consolidated results of operations and cash flows of Tigris for the periods covered thereby. Other than as expressly disclosed in the Tigris SEC Documents filed prior to the date hereof, there has been no material change in Tigris’ accounting methods or principles that would be required to be disclosed in Tigris’ financial statements in accordance with GAAP. The books of account and other financial records of Tigris and each of its Subsidiaries are true and complete in all material respects.

(c) Tigris does not hold any auction rate securities, or other marketable securities or cash equivalents which are not, to the Knowledge of Tigris, fully liquid and freely tradable.

(d) Tigris’ auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act); (ii) to the knowledge of Tigris, “independent” with respect to Tigris within the meaning of Regulation S-X under the Exchange Act; and (iii) to the knowledge of Tigris, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.

(e) From January 1, 2010, through the date hereof, Tigris has not received any comment letter from the SEC or the staff thereof or any correspondence from NASDAQ or the staff thereof relating to the delisting or maintenance of listing of the Tigris Common Stock on the NASDAQ Global Market. Tigris has not disclosed any unresolved comments in its SEC Documents.

(f) Since January 1, 2010, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer or chief financial officer of Tigris, Tigris’ Board of Directors or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

(g) Tigris is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of the NASDAQ Global Market.

(h) Tigris and its Subsidiaries maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that Tigris and its Subsidiaries maintain records that in reasonable detail accurately and fairly reflect Tigris’ and its Subsidiaries’ transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and Tigris’ Board of Directors, and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Tigris’ and its Subsidiaries’ assets that could have a material effect on Tigris’ consolidated financial statements. Tigris has evaluated the effectiveness of Tigris’ and its Subsidiaries’ internal control over financial reporting and, to the extent required by applicable law, presented in any applicable Tigris SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Tigris has disclosed to Tigris’ auditors and the Audit Committee of Tigris’ Board of Directors (and made available to Potomac a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Tigris’ ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Tigris’ or its Subsidiaries’ internal control over financial reporting. Except as disclosed in the Tigris SEC Documents filed prior to the date hereof, Tigris has not identified any material weaknesses in the design or operation of the Tigris or its Subsidiaries’ internal control over financial reporting. Since December 31, 2013, there have been no material changes in Tigris and its Subsidiaries’ internal control over financial reporting.

(i) Tigris’ and its Subsidiaries’ “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Tigris in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Tigris’ management as appropriate to allow timely decisions regarding required disclosure and to make the Certifications.

3.5 Absence of Changes. Except as set forth on Part 3.5 of the Tigris Disclosure Schedule, between March 31, 2014 and the date of this Agreement:

(a) there has not been any Tigris Material Adverse Effect or an event or development that would, individually or in the aggregate, reasonably be expected to have a Tigris Material Adverse Effect;

(b) there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the assets or business of Tigris or any of its Subsidiaries (whether or not covered by insurance);

(c) Tigris has not: (i) declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of capital stock; or (ii) repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities;

(d) Tigris has not sold, issued or granted, or authorized the issuance of: (i) any capital stock or other security (except for Tigris Common Stock issued upon the valid exercise of outstanding Tigris Options); (ii) any option, warrant or right to acquire any capital stock or any other security (except for Tigris Options identified in Part 3.3(b) of the Tigris Disclosure Schedule); or (iii) any instrument convertible into or exchangeable for any capital stock or other security;

(e) Tigris has not amended or waived any of its rights under, or exercised its discretion to permit the acceleration of vesting under any provision of: (i) any of the Tigris Stock Plans; (ii) any Tigris Option or any Contract evidencing or relating to any Tigris Option; (iii) any restricted stock purchase agreement; or (iv) any other Contract evidencing or relating to any equity award (whether payable in cash or stock);

(f) there has been no amendment to the certificate of incorporation, bylaws or other charter or organizational documents of Tigris or any of its Subsidiaries, and neither Tigris nor any of its Subsidiaries has effected or been a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(g) neither Tigris nor any of its Subsidiaries has formed any Subsidiary other than Merger Sub or acquired any equity interest or other interest in any other Entity;

(h) neither Tigris nor any of its Subsidiaries has: (i) lent money to any Person; (ii) incurred or guaranteed any indebtedness for borrowed money; (iii) issued or sold any debt securities or options, warrants, calls or other rights to acquire any debt securities; (iv) guaranteed any debt securities of others; or (v) made any capital expenditure or commitment in excess of $100,000;

(i) neither Tigris nor any of its Subsidiaries has, other than in the Ordinary Course of Business: (i) adopted, established or entered into any Tigris Employee Plan; (ii) caused or permitted any Tigris Employee Plan to be amended other than as required by law; or (iii) paid any bonus or made any profit-sharing or similar payment to, or increased the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors or employees;

(j) neither Tigris nor any of its Subsidiaries has made, changed or revoked any material Tax election, filed any material amendment to any Tax Return, adopted or changed any accounting method in respect of Taxes, changed any annual Tax accounting period, entered into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement, other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers or landlords, entered into any closing agreement with respect to any Tax, settled or compromised any claim, notice, audit report or assessment in respect of material Taxes, applied for or entered into any ruling from any Tax authority with respect to Taxes, surrendered any right to claim a material Tax refund, or consented to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(k) neither Tigris nor any of its Subsidiaries has commenced or settled any Legal Proceeding;

(l) neither Tigris nor any of its Subsidiaries has entered into any material transaction outside the Ordinary Course of Business;

(m) neither Tigris nor any of its Subsidiaries has acquired any material asset nor sold, leased or otherwise irrevocably disposed of any of its material assets or properties, nor has any Encumbrance been granted with respect to such assets or properties, except in the Ordinary Course of Business consistent with past practices;

(n) there has been no entry into, amendment or termination of any Tigris Material Contract;

(o) there has been no (i) material change in pricing or royalties or other payments set or charged by Tigris or any of its Subsidiaries to its customers or licensees, (ii) agreement by any of Tigris or any of its Subsidiaries to change pricing or royalties or other payments set or charged by persons who have licensed Intellectual Property to any of Tigris or its Subsidiaries, or (iii) as of the date of this Agreement, material change in pricing or royalties or other payments set or charged by persons who have licensed Intellectual Property to Tigris or any of its Subsidiaries; and

(p) neither Tigris nor any of its Subsidiaries has negotiated, agreed or committed to take any of the actions referred to in clauses “(c)” through “(o)” above (other than negotiations between the Parties to enter into this Agreement).

3.6 Intellectual Property.

(a) Tigris, directly or through a Tigris Subsidiary, owns, or has the right to use, all Intellectual Property owned, licensed, or controlled by Tigris or its Subsidiaries listed on Part 3.6(a) of the Tigris Disclosure Schedule (“Tigris IP Rights”), except for any failure to own or have the right to use, or have the right to bring actions that would not reasonably be expected to have a Tigris Material Adverse Effect.

(b) Part 3.6(b) of the Tigris Disclosure Schedule is an accurate, true and complete listing of all Tigris Registered IP.

(c) Tigris has delivered, or made available to Potomac, a complete and accurate copy of all Tigris IP Rights Agreements. Neither Tigris nor any of its Subsidiaries is a party to any Contract (A) pursuant to which the execution, delivery and performance of this Agreement and the consummation of the Contemplated Transactions will constitute a breach, or (B) as a result of such execution, delivery and performance of this Agreement and the consummation of the Contemplated Transactions will cause the forfeiture or termination of or Encumbrance upon, or the grant of any license or other right to, or give rise to a right of forfeiture or termination of or Encumbrance upon, any Tigris IP Rights or impair the right of Tigris, any of its Subsidiaries, or the Surviving Corporation to use, sell or license any Tigris IP Rights or portion thereof, except for the occurrence of any such breach, forfeiture, termination, Encumbrance, grant or impairment that would not individually or in the aggregate, reasonably be expected to result in a Tigris Material Adverse Effect. With respect to each of the Tigris IP Rights Agreements: (i) each such agreement is valid and binding on Tigris or its Subsidiaries, as applicable, and in full force and effect; (ii) neither Tigris nor any of its Subsidiaries has received any notice of termination or cancellation under such agreement, or received any notice of breach or default under such agreement, which breach has not been cured or waived; and (iii) neither Tigris nor any of its Subsidiaries, and to the Knowledge of Tigris, no other party to such agreement, is in breach or default thereof in any material respect.

(d) Except as set forth on Part 3.6(d) of the Tigris Disclosure Schedule, neither the manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold or under development by Tigris or any of its Subsidiaries violates any license or agreement between Tigris or any of its Subsidiaries and any third party or, to the Knowledge of Tigris, infringes or misappropriates any valid Intellectual Property right of any other party, which violation, infringement or misappropriation would reasonably be expected to have a Tigris Material Adverse Effect. Tigris has disclosed in correspondence to Potomac the third-party patents and patent applications found during all freedom to operate searches that were conducted by Tigris related to any product or technology currently licensed or sold or under development by Tigris or its Subsidiaries. To the Knowledge of Tigris, no third party is infringing upon, or violating any license or agreement with Tigris or any of its Subsidiaries or relating to any Tigris IP Rights.

(e) There is no current or pending challenge, claim or Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, license or dispose of any Tigris IP Rights, nor has Tigris or any of its Subsidiaries received any written notice asserting that any Tigris IP Rights or the proposed use, sale, license or disposition thereof conflicts with or infringes or misappropriates or will conflict with or infringe or misappropriate the rights of any other party.

(f) No trademark (whether registered or unregistered) or trade name owned, used, or applied for by Tigris or any of its Subsidiaries conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which Tigris or a Tigris Subsidiary has or purports to have an ownership interest has been impaired.

(g) Except as may be set forth in the Contracts listed on Part 3.6(g) of the Tigris Disclosure Schedule (i) neither Tigris nor any of its Subsidiaries is bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim, and (ii) neither Tigris nor any of its Subsidiaries has ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right.

3.7 Agreements, Contracts and Commitments. Part 3.7 of the Tigris Disclosure Schedule identifies:

(a) each Tigris Contract relating to any bonus, deferred compensation, severance, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements;

(b) each Tigris Contract relating to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or independent contractor, or entity providing employment related, consulting or independent contractor services, not terminable by Tigris or its Subsidiaries on ninety (90) days notice without liability, except to the extent general principles of wrongful termination law may limit Tigris’ or its Subsidiaries’ ability to terminate employees at will;

(c) each Tigris Contract relating to any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment) or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;

(d) each Tigris Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business other than indemnification agreements between Tigris and any of its officers or directors;

(e) each Tigris Contract relating to any agreement, contract or commitment containing any covenant limiting the freedom of Tigris, a Tigris Subsidiary or the Surviving Corporation to engage in any line of business or compete with any Person;

(f) each Tigris Contract relating to any agreement, contract or commitment relating to capital expenditures and involving obligations after the date of this Agreement in excess of $100,000 and not cancelable without penalty;

(g) each Tigris Contract relating to any agreement, contract or commitment currently in force relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

(h) each Tigris Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $100,000 or creating any Encumbrances with respect to any assets of Tigris or a Tigris Subsidiary or any loans or debt obligations with officers or directors of Tigris or a Tigris Subsidiary;

(i) each Tigris Contract relating to (i) any distribution agreement (identifying any that contain exclusivity provisions); (ii) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Tigris or a Tigris Subsidiary (iii) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Tigris or a Tigris Subsidiary has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Tigris or a Tigris Subsidiary has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Tigris or a Tigris Subsidiary; or (iv) any Contract currently in force to license any third party to manufacture or produce any product, service or technology of Tigris or a Tigris Subsidiary or any Contract currently in force to sell, distribute or commercialize any products or service of Tigris or a Tigris Subsidiary except agreements with distributors or sales representatives in the Ordinary Course of Business;

(j) each Tigris Contract with any Person, including without limitation any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Tigris or a Tigris Subsidiary in connection with the Contemplated Transactions; or

(k) any other agreement, contract or commitment (i) which involves payment or receipt by Tigris or a Tigris Subsidiary under any such agreement, contract or commitment of $100,000 or more in the aggregate or obligations after the date of this Agreement in excess of $100,000 in the aggregate, or (ii) that is material to the business or operations of Tigris and its Subsidiaries.

Tigris has delivered or made available to Potomac accurate and complete (except for applicable redactions thereto) copies of all Tigris Material Contracts, including all amendments thereto. There are no Tigris Material Contracts that are not in written form. Except as set forth on Part 3.7 of the Tigris Disclosure Schedule, neither Tigris nor any Tigris Subsidiary, nor to the Knowledge of Tigris, as of the date of this Agreement has any other party to a Tigris Material Contract (as defined below), breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, any of the terms or conditions of any of the agreements, contracts or commitments to which Tigris is a party or by which it is bound of the type described in clauses (a) through (j) above (any such agreement, contract or commitment, a “Tigris Material Contract”) in such manner as would permit any other party to cancel or terminate any such Tigris Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Tigris Material Adverse Effect. The consummation of the Contemplated Transactions shall not (either alone or upon the occurrence of additional acts or events) result in any material payment or payments becoming due from Tigris, a Tigris Subsidiary or the Surviving Corporation to any Person under any Tigris Contract.

3.8 Liabilities. As of the date hereof, neither Tigris nor any Tigris Subsidiary has any Liability, individually or in the aggregate, except for: (i) Liabilities identified as such in the “liabilities” column of the Tigris Unaudited Interim Balance Sheet; (ii) normal and recurring current Liabilities that have been incurred by Tigris or its Subsidiaries since the date of the Tigris Unaudited Interim Balance Sheet in the Ordinary Course of Business; (iii) Liabilities for performance of obligations of Tigris or any Tigris Subsidiary under Tigris Contracts, (iii) Liabilities described in Part 3.8 of the Tigris Disclosure Schedule and (iv) Liabilities incurred in connection with the Contemplated Transactions.

3.9 Compliance; Permits; Restrictions.

(a) Each of Tigris and its Subsidiaries is, and since January 1, 2010 has complied in all material respects with, is not in material violation of, and has not received any written notices of alleged or actual material violation with respect to, any foreign, federal, state or local statute, law or regulation, including, but not limited to all applicable Legal Requirements. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body or authority is pending or, to the Knowledge of Tigris, threatened against Tigris or a Tigris Subsidiary, nor has any Governmental Body or authority indicated to Potomac an intention to conduct the same. There is no agreement, judgment, injunction, order or decree binding upon Tigris or a Tigris Subsidiary which (i) has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Tigris or a Tigris Subsidiary, any acquisition of material property by Tigris or a Tigris Subsidiary or the conduct of business by Tigris and any Subsidiary as currently conducted, (ii) may have an adverse effect on Tigris’ ability to comply with or perform any covenant or obligation under this Agreement, or (iii) may have the effect of preventing, delaying, making illegal or otherwise interfering with the Merger or any of the Contemplated Transactions.

(b) Each of Tigris and its Subsidiaries holds all Governmental Authorizations which are material to the operation of their businesses (collectively, the “Tigris Permits”) as currently conducted. Part 3.9(b) of the Tigris Disclosure Schedule identifies each Tigris Permit. Each of Tigris and its Subsidiaries is in material compliance with the terms of the Tigris Permits. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the Knowledge of Tigris, threatened, which seeks to revoke, limit, suspend, or materially modify any Tigris Permit. The rights and benefits of each material Tigris Permit will be available to the Surviving Corporation immediately after the Effective Time on terms substantially identical to those enjoyed by Tigris and its Subsidiaries as of the date of this Agreement and immediately prior to the Effective Time.

(c) There are no proceedings pending or, to the Knowledge of Tigris, threatened with respect to an alleged material violation by Tigris or a Tigris Subsidiary of the FDCA, FDA regulations adopted thereunder, or any other similar Legal Requirements promulgated by a Drug Regulatory Agency.

(d) Each of Tigris and its Subsidiaries holds all required Governmental Authorizations issuable by any Drug Regulatory Agency necessary for the conduct of the business of Tigris and its Subsidiaries as currently conducted, and, as applicable, development, clinical testing, manufacturing, marketing, distribution and importation or exportation, as currently conducted, of any of its products or product candidates (the “Tigris Product Candidates”) (the “Tigris Regulatory Permits”) and no such Tigris Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any materially adverse manner. Neither Tigris nor its Subsidiaries has received any written notice or other written communication from any Drug Regulatory Agency regarding any revocation, withdrawal, suspension, cancellation, termination or material modification of any Tigris Regulatory Permit. Except for the information and files identified in Part 3.9(d) of the Tigris Disclosure Schedule, Tigris has made available to Potomac all information in its or its Subsidiaries’ possession or control relating to the Tigris Product Candidates and the development, clinical testing, manufacturing, importation and exportation of the Tigris Product Candidates, including without limitation, complete copies of the following (to the extent there are any): (x) adverse event reports; clinical study reports and material study data; and inspection reports, notices of adverse findings, warning letters, filings and letters and other written correspondence to and from any Drug Regulatory Agency; and meeting minutes with any Drug Regulatory Agency; and (y) similar reports, material study data, notices, letters, filings, correspondence and meeting minutes with any other Governmental Authority.

(e) All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Tigris or a Tigris Subsidiary or in which Tigris or a Tigris Subsidiary or their respective products or product candidates, have participated were conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance with the applicable regulations of the Drug Regulatory Agencies and other applicable Legal Requirements, including, without limitation, 21 C.F.R. Parts 50, 54, 56, 58 and 312.

(f) Neither Tigris nor any of its Subsidiaries is the subject of any pending, or to the Knowledge of Tigris, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of Tigris, neither Tigris nor any of its Subsidiaries has committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of Tigris, any of its Subsidiaries, or any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a material debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Legal Requirement. To the Knowledge of Tigris, no material debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against Tigris, any Tigris Subsidiary or any of their respective officers, employees or agents.

3.10 Tax Matters.

(a) Each of Tigris and its Subsidiaries has timely filed all federal income Tax Returns and other material Tax Returns that they were required to file under applicable Legal Requirements. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Legal Requirements. Neither Tigris nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where Tigris or any Tigris Subsidiary does not file Tax Returns that it is subject to taxation by that jurisdiction.

(b) All material Taxes due and owing by Tigris or any of its Subsidiaries on or before the date hereof (whether or not shown on any Tax Return) have been paid. The unpaid Taxes of Tigris have been reserved for on the Tigris Unaudited Interim Balance Sheet in accordance with GAAP. Since the date of the Tigris Unaudited Interim Balance Sheet, neither Tigris nor any of its Subsidiaries has incurred any Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

(c) Each of Tigris and its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(d) There are no Encumbrances for Taxes (other than Taxes not yet due and payable or Taxes that are being contested in good faith and for which adequate reserves have been made on Tigris’ Unaudited Interim Balance Sheet) upon any of the assets of Tigris or any of its Subsidiaries.

(e) No deficiencies for Taxes with respect to Tigris or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending (or, based on written notice, threatened) audits, assessments or other actions for or relating to any liability in respect of Taxes of Tigris or any of its Subsidiaries. No issues relating to Taxes of Tigris or any of its Subsidiaries were raised by the relevant Tax authority in any completed audit or examination that would reasonably be expected to result in a material amount of Taxes in a later taxable period. Tigris has delivered or made available to Potomac complete and accurate copies of all federal income Tax and all other material Tax Returns of Tigris (and its Subsidiaries and predecessors) for all taxable years remaining open under the applicable statute of limitations, and complete and accurate copies of all examination reports and statements of deficiencies assessed against or agreed to by Tigris (and its Subsidiaries and predecessors), with respect to federal income Tax and all other material Taxes. Tigris (or any of its Subsidiaries or predecessors) has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, nor has any request been made in writing for any such extension or waiver.

(f) All material elections with respect to Taxes affecting Tigris or any Tigris Subsidiary as of the date hereof, to the extent such elections are not shown on or in the Tax Returns that have been delivered or made available to Potomac, are set forth on Schedule 3.10(f). Neither Tigris nor any of its Subsidiaries (i) has consented at any time under former Section 341(f)(1) of the Code to have the provisions of former Section 341(f)(2) of the Code apply to any disposition of the assets of Tigris or any Tigris Subsidiary; (ii) has agreed, or is required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; (iii) has made an election, or is required, to treat any of its assets as owned by another Person for Tax purposes or as a tax-exempt bond financed property or tax-exempt use property within the meaning of Section 168 of the Code; (iv) has acquired or owns any assets that directly or indirectly secure any debt the interest on which is tax exempt under Section 103(a) of the Code; (v) has made or will make a consent dividend election under Section 565 of the Code; (vi) has not elected at any time to be treated as an S corporation within the meaning of Sections 1361 or 1362 of the Code; or (vii) has made any of the foregoing elections or is required to apply any of the foregoing rules under any comparable provision of state, local or foreign law.

(g) Neither Tigris nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(h) Neither Tigris nor any of its Subsidiaries is a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers and landlords.

(i) Neither Tigris nor any of its Subsidiaries has ever been a member of an affiliated group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is Tigris) for federal, state, local or foreign Tax purposes. Neither Tigris nor any of its Subsidiaries has any Liability for the Taxes of any Person (other than Tigris and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by Contract, or otherwise.

(j) Neither Tigris nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(k) Neither Tigris nor any of its Subsidiaries is a partner for Tax purposes with respect to any joint venture, partnership, or, to the Knowledge of Tigris, other arrangement or contract which is treated as a partnership for Tax purposes.

(l) Neither Tigris nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) installment sale or other open transaction disposition made on or prior to the Closing Date, or (ii) agreement with any Tax authority (including any closing agreement described in Section 7121 of the Code or any similar provision of state, local or foreign law) made or entered into on or prior to the Closing Date.

(m) Neither Tigris nor any of its Subsidiaries has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(n) Neither Tigris nor any of its Subsidiaries has taken any action, nor has any knowledge of any fact or circumstance, that could reasonably be expected to prevent the transactions contemplated hereby, including the Merger and the Second Merger, considered together as a single integrated transaction for United States federal income Tax purposes, from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

3.11 Employee and Labor Matters; Benefit Plans.

(a) The employment of Tigris’ and its Subsidiaries’ employees is terminable by Tigris at will (or otherwise in accordance with general principles of wrongful termination law). Tigris has made available to Potomac accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of Tigris Associates to the extent currently effective and material.

(b) Neither Tigris nor any Tigris Subsidiary is a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing, purporting to represent or, to the Knowledge of Tigris, seeking to represent any employees of Tigris or any Tigris Subsidiary.

(c) Part 3.11(c) of the Tigris Disclosure Schedule lists all written and describes all non-written employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, equity-based, incentive, deferred compensation, retirement or supplemental retirement, profit sharing, severance, golden parachute, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs and other similar fringe or employee benefit plans, programs or arrangements, including any employment or executive compensation or severance agreements, written or otherwise, which are currently in effect relating to any present or former employee or director of Tigris (or any trade or business (whether or not incorporated) which is a Tigris Affiliate) or which is maintained by, administered or contributed to by, or required to be contributed to by, Tigris, or any Tigris Affiliate, or under which Tigris or any Tigris Affiliate has incurred or may incur any liability (each, an “Tigris Employee Plan”). Part 3.11(c) of the Tigris Disclosure Schedule sets forth all amounts owed to any employee or consultant of Tigris or any of its Subsidiaries, under any severance arrangement with Tigris or any Tigris Subsidiary, as a result of the consummation of the Merger or the Contemplated Transactions.

(d) With respect to each Tigris Employee Plan, Tigris has made available to Potomac a true and complete copy of, to the extent applicable, (i) such Tigris Employee Plan, (ii) the three (3) most recent annual reports (Form 5500) as filed with the Internal Revenue Service, (iii) each currently effective trust agreement related to such Tigris Employee Plan, (iv) the most recent summary plan description for each Tigris Employee Plan for which such description is required, along with all summaries of material modifications, amendments, resolutions and all other material plan documentation related thereto in the possession of Tigris or any Tigris Subsidiary, and (v) the most recent Internal Revenue Service determination or opinion letter or analogous ruling under foreign law issued with respect to any Tigris Employee Plan.

(e) Each Tigris Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination with respect to such qualified status from the Internal Revenue Service. To the Knowledge of Tigris, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Tigris Employee Plan or the exempt status of any related trust.

(f) Each Tigris Employee Plan has been maintained in compliance, in all material respects, with its terms and, both as to form and operation, with all applicable Legal Requirements, including without limitation, the Code and ERISA.

(g) No Tigris Employee Plan is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, and neither Tigris nor any Tigris Affiliate has ever maintained, contributed to or partially or completely withdrawn from, or incurred any obligation or liability with respect to, any such plan. No Tigris Employee Plan is a Multiemployer Plan, and neither Tigris nor any Tigris Affiliate has ever contributed to or had an obligation to contribute, or incurred any liability in respect of a contribution, to any Multiemployer Plan. No Tigris Employee Plan is a Multiple Employer Plan.

(h) No Tigris Employee Plan (other than to the extent set forth in an employment, retention, change in control, deferred compensation or severance agreement or arrangement between Tigris or any of its Subsidiaries and any present or former employee or director) provides for medical or death benefits beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state law requirement or (ii) death or retirement benefits under an Tigris Employee Plan qualified under Section 401(a) of the Code.

(i) With respect to Tigris Options granted pursuant to the Tigris Stock Plans, (i) each Tigris Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies, (ii) each grant of a Tigris Option was duly authorized no later than the date on which the Grant Date by all necessary corporate action, including, as applicable, approval by the board of directors of Tigris (or a duly constituted and authorized committee thereof) and any required stockholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, (iii) each Tigris Option grant was made in accordance with the terms of the Tigris Stock Plans, the Exchange Act and all other applicable laws and regulatory rules or requirements, including the rules of the Nasdaq Global Market and any other exchange on which Tigris securities are traded, (iv) the per share exercise price of each Tigris Option was equal to the fair market value of a share of Tigris Common Stock on the applicable Grant Date and (v) each such Tigris Option grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of Tigris and disclosed in Tigris filings with the Securities and Exchange Commission in accordance with the Exchange Act and all other applicable laws. Tigris has not knowingly granted, and there is no and has been no policy or practice of Tigris of granting, Tigris Options prior to, or otherwise coordinate the grant of Tigris Options with, the release or other public announcement of material information regarding Tigris or its results of operations or prospects.

(j) To the Knowledge of Tigris, no Tigris Options, stock appreciation rights or other equity-based awards issued or granted by Tigris are subject to the requirements of Code Section 409A. To the Knowledge of Tigris, each “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) under which Tigris or any of its Subsidiaries makes, is obligated to make or promises to make, payments (each, a “409A Plan”) complies in all material respects, in both form and operation, with the requirements of Code Section 409A and the guidance thereunder. No payment to be made under any 409A Plan is, or to the Knowledge of Tigris will be, subject to the penalties of Code Section 409A(a)(1).

(k) Tigris and each of its Subsidiaries is in compliance with all of its bonus, commission and other compensation plans and has paid any and all amounts required to be paid under such plans, including any and all bonuses and commissions (or pro rata portion thereof) that may have accrued or been earned through the calendar quarter preceding the Effective Time, and is not liable for any payments, taxes or penalties for failure to comply with any of the terms or conditions of such plans or the laws governing such plans.

(l) Tigris and each of its Subsidiaries has complied with all state and federal laws applicable to employees, including but not limited to COBRA, FMLA, CFRA, HIPAA, the Women’s Health and Cancer Rights Act of 1998, the Newborn’s and Mothers’ Health Protection Act of 1996, and any similar provisions of state law applicable to its employees. Neither Tigris nor any of its Subsidiaries has any unsatisfied obligations to any of its employees or qualified beneficiaries pursuant to COBRA, HIPAA or any state law governing health care coverage or extension.

(m) Tigris and each of its Subsidiaries is in compliance with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, and in each case, with respect to employees: (i) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no actions, suits, claims or administrative matters pending, threatened or reasonably anticipated against Tigris or any of its Subsidiaries relating to any employee, employment agreement or Tigris Employee Plan. There are no pending or threatened or reasonably anticipated claims or actions against Tigris, any of its Subsidiaries, any Tigris trustee or any trustee of any Subsidiary under any worker’s compensation policy or long-term disability policy. Neither Tigris nor any of its Subsidiaries is party to a conciliation agreement, consent decree or other agreement or order with any federal, state, or local agency or governmental authority with respect to employment practices. Part 3.11(m) of the Disclosure Schedule lists all liabilities of Tigris or any of its Subsidiaries to any of their respective employees that result from the termination by Tigris or any of its Subsidiaries of such employee’s employment or provision of services, a change of control of Tigris, or a combination thereof. Neither Tigris nor any of its Subsidiaries has any material liability with respect to any misclassification of: (a) any Person as an independent contractor rather than as an employee, (b) any employee leased from another employer, or (c) any employee currently or formerly classified as exempt from overtime wages. Neither Tigris nor any of its Subsidiaries has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any liability or obligation under WARN or any similar state or local law that remains unsatisfied. No terminations of employees of Tigris or any of its Subsidiaries prior to the Closing would trigger any notice or other obligations under the WARN Act or similar state or local law.

(n) There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, affecting Tigris or any of its Subsidiaries. No event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, unior organizing activity, question concerning representation or any similar activity or dispute.

(o) Neither Tigris nor any of its Subsidiaries is, nor has been, engaged in any unfair labor practice within the meaning of the National Labor Relations Act. There is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of Tigris, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Tigris Associate, including charges of unfair labor practices or discrimination complaints.

(p) There is no contract, agreement, plan or arrangement to which Tigris or any Tigris Affiliate is a party or by which it is bound to compensate any of its employees for excise taxes paid pursuant to Section 4999 of the Code.

(q) Neither Tigris nor any of its Subsidiaries is a party to any Contract that has resulted or would reasonably be expected to result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of section 280G of the Code and (ii) any amount the deduction for which would be disallowed under Section 162(m) of the Code.

3.12 Environmental Matters. Each of Tigris and its Subsidiaries is in compliance with all applicable Environmental Laws, which compliance includes the possession by Tigris or a Tigris Subsidiary of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof. Neither Tigris nor any of its Subsidiaries has received since January 1, 2010 any written notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that Tigris or a Tigris Subsidiary is not in compliance with any Environmental Law, and, to the Knowledge of Tigris, there are no circumstances that may prevent or interfere with Tigris’ or a Tigris Subsidiary’s compliance with any Environmental Law in the future. To the Knowledge of Tigris: (i) no current or prior owner of any property leased or controlled by Tigris or a Tigris Subsidiary has received since January 1, 2010 any written notice or other communication relating to property owned or leased at any time by Tigris or a Tigris Subsidiary, whether from a Governmental Body, citizens group, employee or otherwise, that alleges that such current or prior owner or Tigris or a Tigris Subsidiary is not in compliance with or violated any Environmental Law relating to such property and (ii) neither Tigris nor any Tigris Subsidiary has any material liability under any Environmental Law.

3.13 Insurance.

(a) Tigris made available to Potomac accurate and complete copies of all material insurance policies and all material self insurance programs and arrangements relating to the business, assets, liabilities and operations of Tigris and its Subsidiaries. Each of such insurance policies is in full force and effect and Tigris and its Subsidiaries are in compliance with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2010, neither Tigris nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy; or (iii) material adjustment in the amount of the premiums payable with respect to any insurance policy. There is no pending workers’ compensation or other claim under or based upon any insurance policy of Tigris or a Tigris Subsidiary. All information provided to insurance carriers (in applications and otherwise) on behalf of Tigris is accurate and complete. Each of Tigris and its Subsidiaries has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending or threatened in writing against Tigris or a Tigris Subsidiary, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Tigris or a Tigris Subsidiary of its intent to do so.

(b) Tigris has made available to Potomac accurate and complete copies of the existing policies (primary and excess) of directors’ and officers’ liability insurance maintained by Tigris and its Subsidiaries as of the date of this Agreement (the “Existing Tigris D&O Policies”). Part 3.13(b) of the Tigris Disclosure Schedule accurately sets forth the most recent annual premiums paid by Tigris with respect to the Existing Tigris D&O Policies.

3.14 Transactions with Affiliates. Except as set forth in the Tigris SEC Documents filed prior to the date of this Agreement, since the date of Tigris’ last proxy statement filed in 2014 with the SEC, no event has occurred that would be required to be reported by Tigris or a Tigris Subsidiary pursuant to Item 404 of Regulation S-K promulgated by the SEC. Part 3.14 of the Tigris Disclosure Schedule identifies each Person who is (or who may be deemed to be) an “affiliate” (as that term is used in Rule 145 under the Securities Act) of Tigris as of the date of this Agreement.

3.15 Legal Proceedings; Orders.

(a) Except as set forth in Part 3.15 of the Tigris Disclosure Schedule, there is no pending Legal Proceeding, and, to the Knowledge of Tigris, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Tigris, a Tigris Subsidiary or any Tigris Associate (in his or her capacity as such) or any of the material assets owned or used by Tigris or a Tigris Subsidiary; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other Contemplated Transactions. To the Knowledge of Tigris, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that would reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding. With regard to any Legal Proceeding set forth on Part 3.15 of the Tigris Disclosure Schedule, Tigris has provided Potomac or its counsel all pleadings and material written correspondence related to such Legal Proceeding, all insurance policies and material written correspondence with brokers and insurers related to such Legal Proceedings and other information material to an assessment of such Legal Proceeding. Tigris has an insurance policy or policies that is expected to cover such Legal Proceeding and has complied with the requirements of such insurance policy or policies to obtain coverage with respect to such Legal Proceeding under such insurance policy or policies.

(b) There is no order, writ, injunction, judgment or decree to which Tigris, a Tigris Subsidiary, or any of the assets owned or used by Tigris or any Tigris Subsidiary, is subject. To the Knowledge of Tigris, no officer or other Key Employee of Tigris or a Tigris Subsidiary is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of Tigris or a Tigris Subsidiary or to any material assets owned or used by Tigris or a Tigris Subsidiary.

3.16 Authority; Binding Nature of Agreement. Each of Tigris and Merger Sub has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement. Each of the Boards of Directors of Tigris and Merger Sub (at meetings duly called and held) has: (a) determined that the Merger is advisable and fair to and in the best interests of such Party and its stockholders; (b) duly authorized and approved by all necessary corporate action, the execution, delivery and performance of this Agreement and the transactions contemplated hereby, including the Merger; and (c) recommended the adoption and approval of this Agreement by the holders of Tigris Common Stock and directed that this Agreement and the issuance of shares of Tigris Common Stock in the Merger be submitted for consideration by Tigris’ stockholders at the Tigris Stockholders’ Meeting. This Agreement has been duly executed and delivered by Tigris and Merger Sub, and assuming the due authorization, execution and delivery by Potomac constitutes the legal, valid and binding obligation of Tigris or Merger Sub (as applicable), enforceable against each of Tigris and Merger Sub in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Prior to the execution of the Tigris Stockholder Support Agreements, the Board of Directors of Tigris approved the Tigris Stockholder Support Agreements and the transactions contemplated thereby.

3.17 Inapplicability of Anti-takeover Statutes. The Boards of Directors of Tigris and Merger Sub have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Tigris Stockholder Support Agreements and to the consummation of the Merger and the other Contemplated Transactions. No other state takeover statute or similar Legal Requirement applies or purports to apply to the Merger, this Agreement, the Tigris Stockholder Support Agreements or any of the other Contemplated Transactions.

3.18 Vote Required. The affirmative vote of the holders of a majority of the shares of Tigris Common Stock having voting power representing a majority of the outstanding Common Stock is the only vote of the holders of any class or series of Tigris’ capital stock necessary to approve the Merger and the issuance of Tigris Common Stock in the Merger (the “Required Tigris Stockholder Vote”).

3.19 Non-Contravention; Consents. Subject to compliance with the HSR Act and any foreign antitrust Legal Requirement, obtaining the Required Tigris Stockholder Vote for the applicable Contemplated Transactions and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by Tigris or Merger Sub, nor (y) the consummation of the Merger or any of the other Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of (i) any of the provisions of the certificate of incorporation, bylaws or other charter or organizational documents of Tigris or Merger Sub, or (ii) any resolution adopted by the stockholders, the board of directors or any committee of the board of directors of Tigris or Merger Sub;

(b) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Merger or any of the other Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which Tigris or a Tigris Subsidiary or any of the assets owned or used by Tigris or a Tigris Subsidiary, is subject;

(c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Tigris or a Tigris Subsidiary or that otherwise relates to the business of Tigris or a Tigris Subsidiary or to any of the assets owned or used by Tigris or a Tigris Subsidiary;

(d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Tigris Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Tigris Contract; (ii) a rebate, chargeback, penalty or change in delivery schedule under any such Tigris Contract; (iii) accelerate the maturity or performance of any Tigris Contract; or (iv) cancel, terminate or modify any term of any Tigris Contract; except, in the case of any Tigris Material Contract, any non-material breach, default, penalty or modification and, in the case of all other Tigris Contracts, any breach, default, penalty or modification that would not result in a Tigris Material Adverse Effect;

(e) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Tigris or a Tigris Subsidiary (except for minor liens that will not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of Tigris or a Tigris Subsidiary); or

(f) result in, or increase the likelihood of, the transfer of any material asset of Tigris or a Tigris Subsidiary to any Person.

Except (i) for any Consent set forth on Part 3.19 of the Tigris Disclosure Schedule under any Tigris Contract, (ii) the approval of the Merger and the issuance of shares of Tigris Common Stock in the Merger, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (iv) any required filings under the HSR Act, any foreign antitrust Legal Requirement and (v) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, neither Tigris nor any of its Subsidiaries was, is, or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Merger or any of the other Contemplated Transactions.

3.20 Bank Accounts; Receivables; Deposits.

(a) Part 3.20(a) of the Tigris Disclosure Schedule provides accurate information with respect to each account maintained by or for the benefit of Tigris or a Tigris Subsidiary at any bank or other financial institution, including the name of the bank or financial institution, the account number, the balance as of June 22, 2014 and the names of all individuals authorized to draw on or make withdrawals from such accounts.

(b) All existing accounts receivable of Tigris or a Tigris Subsidiary (including those accounts receivable reflected on the Tigris Unaudited Interim Balance Sheet that have not yet been collected and those accounts receivable that have arisen since the date of the Tigris Unaudited Interim Balance Sheet and have not yet been collected), (i) represent valid obligations of customers of Tigris or a Tigris Subsidiary arising from bona fide transactions entered into in the Ordinary Course of Business, and (ii) are current and collectible in full when due, without any counterclaim or set off, net of applicable reserves for bad debts on the Tigris Unaudited Interim Balance Sheet

(c) All deposits of Tigris or a Tigris Subsidiary (including without limitation those set forth on the Tigris Unaudited Interim Balance Sheet) which are individually more than $25,000 or more than $50,000 in the aggregate are fully refundable to Tigris or a Tigris Subsidiary.

3.21 No Financial Advisor. Except as set forth on Part 3.21 of the Tigris Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Merger or any of the other Contemplated Transactions based upon arrangements made by or on behalf of Tigris or a Tigris Subsidiary.

3.22 Valid Issuance. The Tigris Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement be validly issued, fully paid and nonassessable.

3.23 Code of Ethics. Tigris has adopted a code of ethics, as defined by Item 406(b) of Regulation S-K of the SEC, for senior financial officers, applicable to its principal executive officer, principal financial officer, controller or principal accounting officer, or persons performing similar functions. Tigris has promptly disclosed any change in or waiver of Tigris’ code of ethics with respect to any such persons, as required by Section 406(b) of the Sarbanes-Oxley Act. To the Knowledge of Tigris, there have been no violations of provisions of Tigris’ code of ethics by any such persons.

3.24 Title to Assets. Tigris and its Subsidiaries own, and have good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in their business or operations or purported to be owned by them.

3.25 Real Property; Leasehold. Neither Tigris nor any of its Subsidiaries owns any real property or any interest in real property, except for the leaseholds created under the real property leases identified in Part 3.24 of the Tigris Disclosure Schedule, which are in full force and effect and with no existing default thereunder.

Section 4. CERTAIN COVENANTS OF THE PARTIES

4.1 Access and Investigation. Subject to the terms of the Confidentiality Agreement which the Parties agree will continue in full force following the date of this Agreement, during the period commencing on the date of this Agreement and ending at the Effective Time (the “Pre-Closing Period”), upon reasonable notice each Party shall, and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries; (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request; and (c) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary or appropriate in order to enable the other Party to satisfy its obligations under the Sarbanes-Oxley Act and the rules and regulations relating thereto. Without limiting the generality of any of the foregoing, during the Pre-Closing Period, each Party shall promptly make available to the other Party copies of:

(i) the unaudited monthly consolidated balance sheets of such Party as of the end of each calendar month and the related unaudited monthly consolidated statements of operations, statements of stockholders’ equity and statements of cash flows for such calendar month, which shall be delivered within twenty days after the end of such calendar month, or such longer periods as the Parties may agree to in writing;

(ii) all material operating and financial reports prepared by such Party for its senior management, including sales forecasts, marketing plans, development plans, discount reports, write-off reports, hiring reports and capital expenditure reports prepared for its management;

(iii) any written materials or communications sent by or on behalf of a Party to its stockholders;

(iv) any material notice, document or other communication sent by or on behalf of a Party to any party to any Tigris Material Contract or Potomac Material Contract, as applicable, or sent to a Party by any party to any Tigris Material Contract or Potomac Material Contract, as applicable (other than any communication that relates solely to routine commercial transactions between such Party and the other party to any such Tigris Material Contract or Potomac Material Contract, as applicable, and that is of the type sent in the Ordinary Course of Business and consistent with past practices);

(v) any notice, report or other document filed with or otherwise furnished, submitted or sent to any Governmental Body on behalf of a Party in connection with the Merger or any of the Contemplated Transactions;

(vi) any non-privileged notice, document or other communication sent by or on behalf of, or sent to, a Party relating to any pending or threatened Legal Proceeding involving or affecting such Party; and

(vii) any material notice, report or other document received by a Party from any Governmental Body.

Notwithstanding the foregoing, any Party may restrict the foregoing access to the extent that any Legal Requirement applicable to such party requires such Party to restrict or prohibit access to any such properties or information.

4.2 Operation of Tigris’ Business.

(a) Except as set forth on Part 4.2(a) of the Tigris Disclosure Schedule, during the Pre-Closing Period: (i) Tigris shall and cause its Subsidiaries to conduct its business and operations: (A) in the Ordinary Course of Business and, as reasonably deemed appropriate and with the prior written consent of Potomac, with a view towards winding down its operations; and (B) in compliance with all applicable Legal Requirements and the requirements of all Contracts that constitute Tigris Material Contracts; (ii) Tigris shall and cause its Subsidiaries to continue to make regularly scheduled payments on their existing debt when due and payable (and not make any prepayments), if any; (iii) Tigris shall and cause its Subsidiaries to continue to pay outstanding accounts payable and other current Liabilities (including payroll) when due and payable and (iv) Tigris shall promptly notify Potomac of: (A) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (B) any Legal Proceeding against, relating to, involving or otherwise affecting Tigris that is commenced, or, to the Knowledge of Tigris, threatened against, Tigris after the date of the Merger Agreement and (C) any notice or other communication from any Person alleging that any payment or other obligation is or will be owed to such Person at any time before or after the date of this Agreement, except for invoices or other communications related to agreements or dealings in the Ordinary Course of Business, payments or obligations related to the Contemplated Transactions or payments or obligations identified in this Agreement, including the Tigris Disclosure Schedule.

(b) During the Pre-Closing Period, Tigris shall promptly notify Potomac in writing, by delivering an updated Tigris Disclosure Schedule, of: (i) the discovery by Tigris of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by Tigris in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by Tigris in this Agreement if: (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance; or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any material breach of any covenant or obligation of Tigris; and (iv) any event, condition, fact or circumstance that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6, 7 or 8 impossible or materially less likely. Without limiting the generality of the foregoing, Tigris shall promptly advise Potomac in writing of any Legal Proceeding or material, written claim threatened, commenced or asserted against or with respect to, or otherwise affecting, Tigris or, to the Knowledge of Tigris, any director, officer or Key Employee of Tigris. No notification given to Potomac pursuant to this Section 4.2(b) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of Tigris or any of its Subsidiaries contained in this Agreement or the Tigris Disclosure Schedule for purposes of Section 8.1.

4.3 Operation of Potomac’s Business.

(a) Except as set forth on Part 4.3(a) of the Potomac Disclosure Schedule, during the Pre-Closing Period: (i) each of Potomac and its Subsidiaries shall conduct its business and operations: (A) in the Ordinary Course of Business and in accordance with past practices; and (B) in compliance with all applicable Legal Requirements and the requirements of all Contracts that constitute Potomac Material Contracts; and (ii) each of Potomac and its Subsidiaries shall preserve intact its current business organization, use reasonable efforts to keep available the services of its current Key Employees, officers and other employees and maintain its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and other Persons having business relationships with Potomac or its Subsidiaries; (iii) continue to make regularly scheduled payments on its existing debt when due and payable (and not make any prepayments), if any; (iv) continue to pay outstanding accounts payable and other current Liabilities (including payroll) when due and payable, and (v) promptly notify Tigris of: (A) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; and (B) any Legal Proceeding against, relating to, involving or otherwise affecting Potomac or any of its Subsidiaries that is commenced, or, to the Knowledge of Potomac, threatened against, Potomac or any of its Subsidiaries.

(b) During the Pre-Closing Period, Potomac shall promptly notify Tigris in writing, by delivery of an updated Potomac Disclosure Schedule, of: (i) the discovery by Potomac of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by Potomac in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by Potomac in this Agreement if: (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance; or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any material breach of any covenant or obligation of Potomac; and (iv) any event, condition, fact or circumstance that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6, 7 or 8 impossible or materially less likely. Without limiting the generality of the foregoing, Potomac shall promptly advise Tigris in writing of any Legal Proceeding or material, written claim threatened in writing, commenced or asserted against or with respect to, or otherwise affecting, Potomac or any of its Subsidiaries or, to the Knowledge of Potomac, any director, officer or Key Employee of Potomac or any of its Subsidiaries. No notification given to Tigris pursuant to this Section 4.3(b) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of Potomac contained in this Agreement or the Potomac Disclosure Schedule for purposes of Section 7.1.

4.4 Negative Obligations.

(a) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Part 4.4(a) of the Tigris Disclosure Schedule, or (iii) with the prior written consent of Potomac, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9 and the Effective Time, Tigris shall not, nor shall it cause or permit any of its Subsidiaries to, to do any of the following:

(i) declare, accrue, set aside or pay any dividend or made any other distribution in respect of any shares of its capital stock (except, for the avoidance of doubt, as permitted under Section 5.16); or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for shares of Tigris Common Stock from terminated employees of Tigris);

(ii) except for contractual commitments in place at the time of this Agreement as listed in Part 4.4(a)(ii) of the Tigris Disclosure Schedule, sell, issue or grant, or authorize the issuance of: (i) any capital stock or other security (except for Tigris Common Stock issued upon the valid exercise of outstanding Tigris Options); (ii) any option, warrant or right to acquire any capital stock or any other security; or (iii) any instrument convertible into or exchangeable for any capital stock or other security;

(iii) amend the certificate of incorporation, bylaws or other charter or organizational documents of Tigris, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the Contemplated Transactions;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity;

(v) lend money to any Person; other than in the Ordinary Course of Business, incur or guarantee any indebtedness for borrowed money; issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities; guarantee any debt securities of others; or make any capital expenditure or commitment;

(vi) (i) adopt, establish or enter into any Tigris Employee Plan; (ii) cause or permit any Tigris Employee Plan to be amended other than as required by law or in order to make amendments for the purposes of Section 409A of the Code, subject to prior review and approval (with such approval not to be unreasonably withheld) by Potomac; (iii) other than in the Ordinary Course of Business, pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors or employees; or (iv) increase the severance or change of control benefits offered to any current or new service providers, provided, that, Tigris may pay those severance and retention payments owed under existing Tigris Employee Plans scheduled on Part 3.11(m) of the Tigris Disclosure Schedule to its current employees in connection with their termination of employment;

(vii) enter into any material transaction outside the Ordinary Course of Business;

(viii) acquire any material asset, except in the Ordinary Course of Business consistent with past practices;

(ix) make, change or revoke any material Tax election; file any material amendment to any Tax Return; adopt or change any accounting method in respect of Taxes; change any annual Tax accounting period; enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement, other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers or landlords; enter into any closing agreement with respect to any Tax; settle or compromise any claim, notice, audit report or assessment in respect of material Taxes; apply for or enter into any ruling from any Tax authority with respect to Taxes; surrender any right to claim a material Tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(x) enter into any Tigris Material Contract;

(xi) (i) materially change pricing or royalties or other payments set or charged by Tigris to its customers or licensees, (ii) agree to materially increase pricing or royalties or other payments set or charged by persons who have licensed Intellectual Property to Tigris, or (iii) as of the date of this Agreement, materially increase pricing or royalties or other payments set or charged by persons who have licensed Intellectual Property to Tigris; or

(xii) agree, resolve or commit to do any of the foregoing.

(b) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth on Part 4.4(b) of the Potomac Disclosure Schedule, or (iii) with the prior written consent of Tigris, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9 and the Effective Time, Potomac shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for shares of Potomac Common Stock from terminated employees of Potomac);

(ii) amend the certificate of incorporation, bylaws or other charter or organizational documents of Potomac, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(iii) sell, issue or grant, or authorize the issuance of, or make any commitments to do any of the foregoing, other than as contemplated by the Contemplated Transactions: (i) any capital stock or other security (except for shares of outstanding Potomac Common Stock issued upon the valid exercise of Potomac Options); (ii) any option, warrant or right to acquire any capital stock or any other security; or (iii) any instrument convertible into or exchangeable for any capital stock or other security;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity;

(v) other than in the Ordinary Course of Business, lend money to any Person; incur or guarantee any indebtedness for borrowed money; issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities; guarantee any debt securities of others; or make any capital expenditure or commitment in excess of $150,000;

(vi) other than in the Ordinary Course of Business, and in observance of common practice for a similarly-situated company: (i) adopt, establish or enter into any Potomac Employee Plan; (ii) cause or permit any Potomac Employee Plan to be amended other than as required by law; or (iii) pay any bonus or made any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees;

(vii) enter into any material transaction outside the Ordinary Course of Business;

(viii) acquire any material asset nor sell, lease other otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business consistent with past practices;

(ix) make, change or revoke any material Tax election; file any material amendment to any Tax Return; adopt or change any accounting method in respect of Taxes; change any annual Tax accounting period; enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement, other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers or landlords; enter into any closing agreement with respect to any Tax; settle or compromise any claim, notice, audit report or assessment in respect of material Taxes; apply for or enter into any ruling from any Tax authority with respect to Taxes; surrender any right to claim a material Tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(x) enter into, amend or terminate any Potomac Material Contract;

(xi) (i) materially change pricing or royalties or other payments set or charged by Potomac or any Potomac Subsidiary to its customers or licensees, (ii) agree to change pricing or royalties or other payments set or charged by persons who have licensed Intellectual Property to Potomac or any Potomac Subsidiary, or (iii) as of the date of this Agreement, materially change pricing or royalties or other payments set or charged by persons who have licensed Intellectual Property to Potomac or any Potomac Subsidiary; or

(xii) agree, resolve or commit to do any of the foregoing.

4.5 No Solicitation.

(a) Each Party agrees that neither it nor any of its Subsidiaries shall, nor shall it nor any of its Subsidiaries authorize or permit any of the officers, directors, employees, investment bankers, attorneys, accountants, Representatives, consultants or other agents retained by it or any of its Subsidiaries to directly or indirectly: (i) solicit, initiate, encourage, induce or knowingly facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any information regarding such Party to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 5.2); (v) execute or enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction; or (vi) grant any waiver or release under any confidentiality, standstill or similar agreement (other than to the other Party); provided, however, that, notwithstanding anything contained in this Section 4.5(a), prior to the adoption and approval of this Agreement by the Required Potomac Stockholder Vote or the Required Tigris Stockholder Vote, as applicable, each Party may furnish nonpublic information regarding such Party to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal, which such Party’s Board of Directors determines in good faith, after consultation with a nationally recognized independent financial advisor, if any, and its outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither such Party nor any Representative of such Party shall have breached this Section 4.5; (B) the Board of Directors of such Party concludes in good faith based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to result in a breach of the fiduciary duties of the Board of Directors of such Party under applicable Legal Requirements; (C) at least five (5) Business Days prior to furnishing any such nonpublic information to, or entering into discussions with, such Person, such Party gives the other Party written notice of the identity of such Person and of such Party’s intention to furnish nonpublic information to, or enter into discussions with, such Person; (D) such Party receives from such Person an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions, no hire provisions and “standstill” provisions) at least as favorable to such Party as those contained in the Confidentiality Agreement; and (E) at least five (5) Business Days prior to furnishing any such nonpublic information to such Person, such Party furnishes such nonpublic information to the other Party (to the extent such nonpublic information has not been previously furnished by such Party to the other Party). Without limiting the generality of the foregoing, each Party acknowledges and agrees that, in the event any Representative of such Party (whether or not such Representative is purporting to act on behalf of such Party) takes any action that, if taken by such Party, would constitute a breach of this Section 4.5 by such Party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.5 by such Party for purposes of this Agreement.

(b) If any Party or any Representative of such Party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than 24 hours after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other Party orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms thereof). Such Party shall keep the other Party informed in all material respects with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any modification or proposed modification thereto. In addition to the foregoing, each Party shall provide the other Party with at least five (5) Business Days’ written notice of a meeting of its board of directors (or any committee thereof) at which its board of directors (or any committee thereof) is reasonably expected to consider an Acquisition Proposal or Acquisition Inquiry it has received.

(c) Each Party shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and cause the destruction or return of any nonpublic information provided to such Person.

4.6 Undisclosed Liabilities. In the event that during the Pre-Closing Period, Potomac identifies a bona fide Liability of Tigris which was not disclosed to Potomac in this Agreement or in Section 3.8 of the Tigris Disclosure Schedule and which such Liability is of a nature that would result in a specific reduction in the amount of Net Cash, Potomac shall provide notice of such bona fide Liability to Tigris within three (3) Business Days, and Potomac and Tigris shall promptly meet (no later than three (3) Business Days following Potomac’s notice of such bona fide Liability to Tigris pursuant to this Section 4.6) and work in good faith to determine a mutually agreed to estimated amount for such bona fide Liability, which shall represent a good faith estimate of a reasonable amount of such Liability by Potomac, with the advice of Potomac’s outside legal counsel and/or financial advisers (as applicable), subject to Tigris’s consent, which shall not be unreasonably withheld, including estimated litigation costs (if any) in connection with resolving such matter (the “Pre-Closing Liability Amount”). The Pre-Closing Liability Amount shall be deducted in the determination of Net Cash (without duplication) pursuant to Section 1.6, if not finally settled prior to the Closing.

Section 5. ADDITIONAL AGREEMENTS OF THE PARTIES

5.1 Registration Statement; Proxy Statement/Prospectus/Information Statement.

(a) As promptly as practicable after the date of this Agreement, and in any event no later than 45 days following the date of this Agreement, the Parties shall prepare and cause to be filed with the SEC the Proxy Statement/Prospectus/Information Statement and Tigris shall prepare and cause to be filed with the SEC the Form S-4 Registration Statement, in which the Proxy Statement/Prospectus/Information Statement will be included as a prospectus. Tigris covenants and agrees that the Proxy Statement/Prospectus/Information Statement, including, without limitation, any pro forma financial statements included therein, (and the letter to stockholders, notice of meeting and form of proxy included therewith) will not, at the time that the Proxy Statement/Prospectus/Information Statement or any amendment or supplement thereto is filed with the SEC or is first mailed to the stockholders of Tigris, at the time of the Tigris Stockholders’ Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Tigris makes no covenant, representation or warranty with respect to statements made in the Proxy Statement/Prospectus/Information Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information furnished in writing by Potomac specifically for inclusion therein. Each of the Parties shall use commercially reasonable efforts to cause the Form S-4 Registration Statement and the Proxy Statement/Prospectus/Information Statement to comply with the applicable rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. Each of the Parties shall use commercially reasonable efforts to cause the Proxy Statement/Prospectus/Information Statement to be mailed to Tigris’ stockholders as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. Each Party shall promptly furnish to the other Party all information concerning such Party and such Party’s subsidiaries and such Party’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If any event relating to Potomac occurs, or if Potomac becomes aware of any information, that should be disclosed in an amendment or supplement to the Form S-4 Registration Statement or the Proxy Statement/Prospectus/ Information Statement, then Potomac shall promptly inform Tigris thereof and shall cooperate fully with Tigris in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the stockholders of Potomac.

(b) Prior to the Effective Time, Tigris shall use commercially reasonable efforts to obtain all regulatory approvals needed to ensure that the Tigris Common Stock to be issued in the Merger (to the extent required) be registered or qualified or exempt from registration or qualification under the securities law of every jurisdiction of the United States in which any registered holder of Potomac Capital Stock has an address of record on the record date for determining the stockholders entitled to notice of and to vote pursuant to the Potomac Stockholder Written Consent; provided, however, that Tigris shall not be required: (i) to qualify to do business as a foreign corporation in any jurisdiction in which it is not now qualified; or (ii) to file a general consent to service of process in any jurisdiction.

(c) Potomac shall reasonably cooperate with Tigris and provide Tigris, and require its Representatives, advisors, accountants and attorneys to provide, Tigris and its Representatives, advisors, accountants and attorneys, with all true, correct and complete information regarding Potomac that is required by law to be included in the Form S-4 Registration Statement or reasonably requested from Potomac to be included in the Form S-4 Registration Statement.

5.2 Potomac Stockholder Written Consent.

(a) Promptly after the S-4 Registration Statement shall have been declared effective under the Securities Act, and in any event no later than four (4) Business Days thereafter, Potomac shall obtain the approval by written consent from certain of those Potomac stockholders sufficient for the Required Potomac Stockholder Vote in lieu of a meeting pursuant to Section 228 of the DGCL, which such Potomac stockholders are parties to the Potomac Stockholder Support Agreements, for purposes of (i) adopting this Agreement and approving the Merger, and all other transactions contemplated hereby, including the Preferred Stock Conversion, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, a copy of which was attached thereto, and that such stockholder has received and read a copy of Section 262 of the DGCL, and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL. Under no circumstances shall Potomac assert that any other approval or consent is necessary by its stockholders to approve the Merger or this Agreement.

(b) Potomac agrees that, subject to Section 5.2(c): (i) Potomac’s Board of Directors shall recommend that Potomac’s stockholders vote to adopt and approve this Agreement and the Merger and shall use commercially reasonable efforts to solicit such approval within the time set forth in Section 5.2(a) (the recommendation of Potomac’s Board of Directors that Potomac’s stockholders vote to adopt and approve this Agreement being referred to as the “Potomac Board Recommendation”); and (ii) the Potomac Board Recommendation shall not be withdrawn or modified in a manner adverse to Tigris, and no resolution by the Board of Directors of Potomac or any committee thereof to withdraw or modify the Potomac Board Recommendation in a manner adverse to Tigris shall be adopted or proposed.

(c) Notwithstanding anything to the contrary contained in Section 5.2(b), at any time prior to the approval of this Agreement by the Required Potomac Stockholder Vote, Potomac’s Board of Directors may withhold, amend, withdraw or modify the Potomac Board Recommendation in a manner adverse to Tigris if, but only if Potomac’s Board of Directors determined in good faith, based on such matters as it deems relevant following consultation with its outside legal counsel, that the failure to withdraw, withhold, amend, or modify such recommendation would result in a breach of its fiduciary duties under applicable Legal Requirements; provided that Tigris receives written notice from Potomac confirming that Potomac’s Board of Directors has determined to change its recommendation at least five (5) Business Days in advance of the Potomac Board Recommendation being so withdrawn, withheld, amended or modified in a manner adverse to Tigris.

(d) Potomac’s obligation to solicit the consent of its stockholders to sign the Potomac Stockholder Written Consent in accordance with Section 5.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, or by any withdrawal or modification of the Potomac Board Recommendation.

5.3 Tigris Stockholders’ Meeting.

(a) Tigris shall take all action necessary under applicable Legal Requirements to call, give notice of and hold a meeting of the holders of Tigris Common Stock to vote on the Merger and the issuance of Tigris Common Stock in the Merger (such meeting, the “Tigris Stockholders’ Meeting”). The Tigris Stockholders’ Meeting shall be held as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. Tigris shall take reasonable measures to ensure that all proxies solicited in connection with the Tigris Stockholders’ Meeting are solicited in compliance with all applicable Legal Requirements.

(b) Tigris agrees that, subject to Section 5.3(c): (i) Tigris’ Board of Directors shall recommend that the holders of Tigris Common Stock vote to approve the Merger and the issuance of Tigris Common Stock in the Merger and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 5.3(a) above, (ii) the Proxy Statement/Prospectus/Information Statement shall include a statement to the effect that the Board of Directors of Tigris recommends that Tigris’ stockholders vote to approve the Merger and the issuance of Tigris Common Stock in the Merger (the recommendation of Tigris’ Board of Directors that Tigris’ stockholders vote to approve the Merger and the issuance of Tigris Common Stock in the Merger being referred to as the “Tigris Board Recommendation”); and (iii) the Tigris Board Recommendation shall not be withdrawn or modified in a manner adverse to Potomac, and no resolution by the Board of Directors of Tigris or any committee thereof to withdraw or modify the Tigris Board Recommendation in a manner adverse to Potomac shall be adopted or proposed.

(c) Notwithstanding anything to the contrary contained in Section 5.3(b), at any time prior to the approval of the issuance of Tigris Common Stock in the Merger by the stockholders of Tigris by the Required Tigris Stockholder Vote, Tigris’ Board of Directors may withhold, amend, withdraw or modify the Tigris Board Recommendation in a manner adverse to Potomac if, but only if Tigris’ Board of Directors determines in good faith, based on such matters as it deems relevant following consultation with its outside legal counsel, that the failure to withhold, amend, withdraw or modify such recommendation would result in a breach of its fiduciary duties under applicable Legal Requirements; provided that Potomac receives written notice from Tigris confirming that Tigris’ Board of Directors has determined to change its recommendation at least five (5) Business Days in advance of the Tigris Board Recommendation being withdrawn, withheld, amended or modified in a manner adverse to Potomac.

(d) Tigris’ obligation to call, give notice of and hold the Tigris Stockholders’ Meeting in accordance with Section 5.3(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or Acquisition Proposal, or by any withdrawal or modification of the Tigris Board Recommendation.

(e) Nothing contained in this Agreement shall prohibit Tigris or its Board of Directors from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided however, that any disclosure made by Tigris or its Board of Directors pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that Tigris is unable to take a position with respect to the bidder’s tender offer unless Tigris’ Board of Directors determines in good faith, after consultation with its outside legal counsel, that such statement would result in a breach of its fiduciary duties under applicable Legal Requirements. Tigris shall not withdraw or modify in a manner adverse to Potomac the Tigris Board Recommendation unless specifically permitted pursuant to the terms of Section 5.3(b).

5.4 Regulatory Approvals. Each Party shall use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Body with respect to the Merger and the other Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Body. Without limiting the generality of the foregoing, the Parties shall, promptly after the date of this Agreement, prepare and file, if any, (a) the notification and report forms required to be filed under the HSR Act and (b) any notification or other document required to be filed in connection with the Merger under any applicable foreign Legal Requirement relating to antitrust or competition matters. Potomac and Tigris shall respond as promptly as is practicable to respond in compliance with: (i) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation; and (ii) any inquiries or requests received from any state attorney general, foreign antitrust or competition authority or other Governmental Body in connection with antitrust or competition matters.

5.5 Potomac Options and Warrants.

(a) Subject to Section 5.5(c), at the Effective Time, each Potomac Option that is outstanding and unexercised immediately prior to the Effective Time under the 2014 Plan, whether or not vested, shall be converted into and become an option to purchase Tigris Common Stock, and Tigris shall assume the 2014 Plan. All other Potomac Options shall be cancelled immediately prior to the Effective Time. All rights with respect to Potomac Common Stock under Potomac Options assumed by Tigris shall thereupon be converted into rights with respect to Tigris Common Stock. Accordingly, from and after the Effective Time: (i) each Potomac Option assumed by Tigris may be exercised solely for shares of Tigris Common Stock; (ii) the number of shares of Tigris Common Stock subject to each Potomac Option assumed by Tigris shall be determined by multiplying (A) the number of shares of Potomac Common Stock that were subject to such Potomac Option, as in effect immediately prior to the Effective Time by (B) the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Tigris Common Stock; (iii) the per share exercise price for the Tigris Common Stock issuable upon exercise of each Potomac Option assumed by Tigris shall be determined by dividing (A) the per share exercise price of Potomac Common Stock subject to such Potomac Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Potomac Option assumed by Tigris shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Potomac Option shall otherwise remain unchanged; provided, however, that: (A) to the extent provided under the terms of a Potomac Option, such Potomac Option assumed by Tigris in accordance with this Section 5.5(a) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Tigris Common Stock subsequent to the Effective Time; and (B) Tigris’ Board of Directors or a committee thereof shall succeed to the authority and responsibility of Potomac’s Board of Directors or any committee thereof with respect to each Potomac Option assumed by Tigris. Notwithstanding anything to the contrary in this Section 5.5(a), the conversion of each Potomac Option (regardless of whether such option qualifies as an “incentive stock option” within the meaning of Section 422 of the Code) into an option to purchase shares of Tigris Common Stock shall be made in a manner consistent with Treasury Regulation Section 1.424-1, such that the conversion of a Potomac Option shall not constitute a “modification” of such Potomac Option for purposes of Section 409A or Section 424 of the Code.

(b) Tigris shall file with the SEC, no later than 60 days after the Effective Time, a registration statement on Form S-8, if available for use by Tigris, relating to the shares of Tigris Common Stock issuable with respect to Potomac Options assumed by Tigris in accordance with Section 5.5(a).

(c) Subject to Section 5.5(d), at the Effective Time, each Potomac Warrant that is outstanding and unexercised immediately prior to the Effective Time, shall become converted into and become a warrant to purchase Tigris Common Stock and Tigris shall assume each such Potomac Warrant in accordance with its terms. All rights with respect to Potomac Common Stock or Potomac Preferred Stock under Potomac Warrants assumed by Tigris shall thereupon be converted into rights with respect to Tigris Common Stock. Accordingly, from and after the Effective Time: (i) each Potomac Warrant assumed by Tigris may be exercised solely for shares of Tigris Common Stock; (ii) the number of shares of Tigris Common Stock subject to each Potomac Warrant assumed by Tigris shall be determined by multiplying (A) the number of shares of Potomac Common Stock, or the number of shares of Potomac Common Stock issuable upon conversion of the shares of Potomac Preferred Stock issuable upon exercise of the Potomac Warrant, as applicable, that were subject to such Potomac Warrant immediately prior to the Effective Time by (B) the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Tigris Common Stock; (iii) the per share exercise price for the Tigris Common Stock issuable upon exercise of each Potomac Warrant assumed by Tigris shall be determined by dividing the per share exercise price of Potomac Common Stock or Potomac Preferred Stock, subject to such Potomac Warrant, as in effect immediately prior to the Effective Time, by the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on any Potomac Warrant assumed by Tigris shall continue in full force and effect and the term and other provisions of such Potomac Warrant shall otherwise remain unchanged.

(d) Prior to the Effective Time, Potomac shall take all actions that may be necessary (under the Potomac Stock Option Plans, the Potomac Warrants and otherwise) to effectuate the provisions of this Section 5.5 and to ensure that, from and after the Effective Time, holders of Potomac Options and Potomac Warrants have no rights with respect thereto other than those specifically provided in this Section 5.5.

5.6 Employee Benefits. Tigris and Potomac shall cause Tigris to comply with terms of any employment, severance, retention, change of control, or similar agreement specified on Part 3.11(c) of the Tigris Disclosure Schedule as being applicable to this Section 5.6, subject to the provisions of such agreements, including the maintenance of COBRA insurance for Tigris’ former officers and employees.

5.7 Indemnification of Officers and Directors.

(a) From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Tigris and the Surviving Corporation shall, jointly and severally, indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of Tigris or Potomac (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Tigris or Potomac, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under the DGCL for directors or officers of Delaware corporations. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Tigris and the Surviving Corporation, jointly and severally, upon receipt by Tigris or the Surviving Corporation from the D&O Indemnified Party of a request therefor; provided that any person to whom expenses are advanced provides an undertaking, to the extent then required by the DGCL or the laws of the State of California, as applicable, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

(b) The certificate of incorporation and bylaws of each of Tigris and the Surviving Corporation shall contain, and Tigris shall cause the certificate of incorporation and bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of each of Tigris and Potomac than are presently set forth in the certificate of incorporation and bylaws of Tigris and Potomac, as applicable, which provisions shall not be amended, modified or repealed for a period of six years’ time from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Tigris or Potomac.

(c) Potomac shall negotiate and Tigris shall purchase an insurance policy, with an effective date as of the Closing, which maintains in effect for six years from the Closing the current directors’ and officers’ liability insurance policies maintained by Potomac (provided that Tigris may substitute therefor policies of at least the same coverage containing terms and conditions that are not materially less favorable); provided, however, that in no event shall Tigris be required to expend pursuant to this Section 5.7(c) more than an amount equal to 300% of current annual premiums paid by Potomac for such insurance.

(d) Tigris shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Tigris.

(e) Tigris shall pay all expenses, including reasonable attorneys’ fees, that may be incurred by the persons referred to in this Section 5.7 in connection with their enforcement of their rights provided in this Section 5.7.

(f) The provisions of this Section 5.7 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Tigris and Potomac by law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their representatives.

(g) In the event Tigris or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Tigris or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.7. Tigris shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 5.7.

5.8 Additional Agreements.

(a) Subject to Section 5.8(b), the Parties shall use commercially reasonable efforts to cause to be taken all actions necessary to consummate the Merger and make effective the other Contemplated Transactions. Without limiting the generality of the foregoing, but subject to Section 5.8(b), each Party to this Agreement: (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Merger and the other Contemplated Transactions; (ii) shall use commercially reasonable efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such Party in connection with the Merger or any of the other Contemplated Transactions or for such Contract to remain in full force and effect; (iii) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Merger or any of the other Contemplated Transactions; and (iv) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.

(b) Notwithstanding anything to the contrary contained in this Agreement and except as set forth on Part 4.2(a) of the Tigris Disclosure Schedule, no Party shall have any obligation under this Agreement: (i) to dispose of or transfer or cause any of its Subsidiaries to dispose of or transfer any assets; (ii) to discontinue or cause any of its Subsidiaries to discontinue offering any product or service; (iii) to license or otherwise make available, or cause any of its Subsidiaries to license or otherwise make available to any Person any Intellectual Property; (iv) to hold separate or cause any of its Subsidiaries to hold separate any assets or operations (either before or after the Closing Date); (v) to make or cause any of its Subsidiaries to make any commitment (to any Governmental Body or otherwise) regarding its future operations; or (vi) to contest any Legal Proceeding or any order, writ, injunction or decree relating to the Merger or any of the other Contemplated Transactions if such Party determines in good faith that contesting such Legal Proceeding or order, writ, injunction or decree might not be advisable.

5.9 Disclosure. Without limiting any of either Party’s obligations under the Confidentiality Agreement, each Party shall not, and shall not permit any of its Subsidiaries or any Representative of such Party to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Merger or any of the other Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing; or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Legal Requirements and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure; provided, however, that each of Potomac and Tigris may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by Potomac or Tigris in compliance with this Section 5.9.

5.10 Listing. Tigris shall use its commercially reasonable efforts to maintain its existing listing on the NASDAQ Global Market, to obtain approval of the listing of the combined company on the NASDAQ Global Market and to cause the shares of Tigris Common Stock being issued in the Merger to be approved for listing (subject to notice of issuance) on the NASDAQ Global Market at or prior to the Effective Time.

5.11 Tax Matters.

(a) Tigris, Merger Sub and Potomac shall use their respective commercially reasonable efforts to cause the Merger and the Second Merger, considered together as a single integrated transaction for United States federal income Tax purposes, to qualify, and agree not to, and not to permit or cause any affiliate or any Subsidiary to, take any actions or cause any action to be taken which would reasonably be expected to prevent the Merger and the Second Merger, considered together as a single integrated transaction for United States federal income Tax purposes, from qualifying, as a “reorganization” under Section 368(a) of the Code.

(b) This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a “plan of reorganization” within the meaning Treasury Regulation Sections 1.368-2(g) and 1.368-3(a). The Parties shall treat and shall not take any tax reporting position inconsistent with the treatment of the Merger and the Second Merger, considered together as a single integrated transaction for United States federal income Tax purposes, as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant Tax purposes, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(c) The parties hereto shall cooperate and use their commercially reasonable efforts in order for Potomac to obtain the opinion of Pepper Hamilton LLP ( “Pepper Hamilton”), in form and substance reasonably acceptable to Potomac, dated as of the Closing (the “Pepper Opinion”), and Tigris to obtain the opinion of Latham & Watkins LLP (“Latham”), in form and substance reasonably acceptable to Tigris, dated as of the Closing Date (the “Latham Opinion”), each to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinions, for U.S. federal income tax purposes, the Merger and the Second Merger, considered together as a single integrated transaction for United States federal income Tax purposes, will qualify as a reorganization within the meaning of Section 368(a) of the Code. As a condition precedent to the rendering of such opinions, Tigris, Merger Sub, Merger LLC and Potomac shall, as of the Closing Date, execute and deliver to Pepper Hamilton and Latham tax representation letters, in form and substance reasonably acceptable to Latham, Pepper Hamilton, Tigris and Potomac (the “Tax Representation Letters”), dated and executed as of the dates of such opinions, on which such Tax Representation Letters Latham and Pepper Hamilton shall be entitled to rely. Tigris, Merger Sub, Merger LLC and Potomac shall, as of the date for filing the Form S-4 Registration Statement, execute and deliver to Pepper Hamilton and Latham Tax Representation Letters, dated and executed as of the filing date, on which such Tax Representation Letters Latham and Pepper Hamilton shall be entitled to rely, including in rendering their respective opinions to be filed (if required) in connection with the Form S-4 Registration Statement.

(d) All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement (collectively, “Transfer Taxes”) shall be paid by the Shareholders when due, and the Shareholders will, at their own expense, file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and, if required by applicable Law, Tigris will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation. The Shareholders shall provide Tigris with (A) evidence reasonably satisfactory to Tigris that such Transfer Taxes have been paid by the Shareholders and (B) a clearance certificate or similar documents which may be required by any Tax authority to relieve Tigris of any obligation to withhold any portion of the payments to the Shareholders pursuant to this Agreement.

5.12 Legends. Tigris shall be entitled to place appropriate legends on the certificates evidencing any shares of Tigris Common Stock to be received in the Merger by equityholders of Potomac who may be considered “affiliates” of Tigris for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for Tigris Common Stock.

5.13 Interpretation of Certain Agreements. Each of the Parties agrees that the consummation of the Contemplated Transactions shall constitute a “change in control” for purposes of each plan, agreement, contract or arrangement identified on Part 5.13 of the Tigris Disclosure Schedule and Tigris shall construe, interpret and administer each such plan, agreement, contract or arrangement in a manner consistent with such interpretation. The failure to identify a plan, agreement, contract or arrangement on Part 5.13 of the Tigris Disclosure Schedule shall not be deemed to reflect a determination that the consummation of the Contemplated Transactions is not a “change in control” for purposes of such plan, agreement, contract or arrangement.

5.14 Cooperation. Each Party shall cooperate reasonably with the other Party and shall provide the other Party with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of their obligations under this Agreement and to enable the combined entity to continue to meet its obligations following the Closing.

5.15 Potomac Stockholder Approval. Potomac shall use its commercially reasonable efforts to obtain the Required Potomac Stockholder Vote and have the requisite number of stockholders sign the Potomac Stockholder Written Consent as promptly as possible, and in any event within four (4) Business Days following the date upon which the S-4 Registration Statement shall have been declared effective under the Securities Act.

5.16 Pre-Closing Dividend. Promptly following the final determination of Net Cash as of the Determination Date pursuant to Section 1.6, and in any event, prior to the Closing, Tigris shall take all actions reasonably necessary to dividend (the “Pre-Closing Dividend”) to its stockholders (a) the excess, if any, of such Net Cash amount over $14,491,250 (the “Minimum Cash Amount”) and (b) those assets and rights described on Schedule C hereto (the amounts and rights set forth in clauses (a) and (b), the “Pre-Closing Dividend Assets”). Prior to the Closing, Tigris shall also take all other actions described on Schedule C hereto.

5.17 Directors and Officers. Tigris and Potomac shall obtain and deliver to the other Party at or prior to the Effective Time the resignation of each officer and director of Tigris or Potomac who is not continuing as an officer or director of Tigris, the Surviving Corporation or the Surviving Company, as applicable, following the Effective Time. All of the directors of Tigris, other than the Remaining Tigris Directors (as defined below), shall resign at or prior to the Effective Time. Two designees selected by Tigris shall be elected to or remain on, as applicable, the Board of Directors of Tigris at the Effective Time, which two directors shall be reasonably acceptable to Potomac (the “Remaining Tigris Directors”). The Remaining Tigris Directors shall elect, to be effective as of the Effective Time, five designees selected by Potomac (the “Additional Directors”), each to serve as members of the Board of Directors of Tigris in staggered classes to be agreed upon by the Parties prior to the Closing Date (provided, that, one Remaining Tigris Director shall be appointed to the class whose term expires in 2015 and one Remaining Tigris Director shall be appointed to the class whose term expires in 2016). The Board of Directors of Tigris shall appoint each of the individuals set forth on Part 5.17(a) of the Tigris Disclosure Schedule as officers of Tigris, effective as of the Effective Time. The Board of Directors of Tigris shall appoint each of the directors set forth on Part 5.17(b) of the Tigris Disclosure Schedule to the committees of the Board of Directors set forth opposite his or her name, effective as of the Effective Time.

5.18 Termination of Certain Agreements and Rights. Potomac shall use its commercially reasonable efforts to terminate at or prior to the Effective Time, those agreements set forth on Schedule F (collectively, the “Investor Agreements”).

5.19 Disclosure of Liabilities. For purposes of the computation of Net Cash pursuant to Section 1.6, on or prior to the Determination Date, Tigris shall provide Potomac with a list of all Liabilities of Tigris or any of its Subsidiaries as of the Determination Date which are individually in excess of $25,000 or in excess of $100,000 in the aggregate, that had not previously been disclosed to Potomac in the Tigris Disclosure Schedules.

5.20 Tigris Options.

(a) Prior to the Closing, the Tigris Board of Directors shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide that each unexpired and unexercised Tigris Option, whether vested or unvested, shall be cancelled and retired and cease to exist effective as of the Effective Time, and, in exchange therefor, each former holder of any Tigris Option having an exercise price per share less than the Tigris Closing Price shall be entitled to receive in consideration of the cancellation of such former holder’s Tigris Option and in settlement therefor, a number of shares of Tigris Common Stock calculated by dividing (i) the product of (A) the total number of shares of Tigris Common Stock previously subject to such Company Option, and (B) the excess of the Tigris Closing Price over the exercise price per share of Tigris Common Stock previously subject to such Tigris Option by (ii) the Tigris Closing Price. Notwithstanding anything herein to the contrary, the tax withholding obligations for each holder receiving shares of Tigris Common Stock in accordance with the preceding sentence shall be satisfied by Tigris withholding from issuance that number of shares of Tigris Common Stock calculated by multiplying the minimum statutory withholding rate for such holder in connection with such issuance times the number of shares of Tigris Common Stock to be issued in accordance with the preceding sentence, and rounding up to the nearest whole share.

(b) Prior to the Closing Date, the Tigris Board of Directors shall have adopted appropriate resolutions and taken all other actions necessary and appropriate (under the Tigris Stock Plans and otherwise) to cause the issuance to each individual set forth on Schedule G of that number of shares of Tigris Common Stock calculated by dividing the amount set forth opposite such individual’s name on Schedule G by the Tigris Closing Price, with such issuance to occur as of the Effective Time. Notwithstanding anything herein to the contrary, the tax withholding obligations for each individual receiving shares of Tigris Common Stock in accordance with the preceding sentence shall be satisfied by Tigris withholding from issuance that number of shares of Tigris Common Stock calculated by multiplying the minimum statutory withholding rate for such individual in connection with such issuance times the number of shares of Tigris Common Stock to be issued in accordance with the preceding sentence, and rounding up to the nearest whole share.

5.21 Lock-up Agreements. At or prior to the Closing, Potomac shall deliver a copy of a Lock-up Agreement, substantially in the form attached hereto as Exhibit E (the “Lock-up Agreement”), duly executed by holders representing at least 45% of the aggregate shares of Tigris Common Stock outstanding immediately following the Merger. Tigris shall, to the extent that Tigris has received from Potomac copies of Lock-up Agreements duly executed by holders representing at least 45% of the aggregate shares of Tigris Common Stock outstanding immediately following the Merger, deliver a copy of a Lock-up Agreement duly executed by each of the Persons listed on Schedule B hereto.

Section 6. CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY

The obligations of each Party to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

6.1 Effectiveness of Registration Statement. The Form S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Form S-4 Registration Statement.

6.2 No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction or other Governmental Body of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement which has the effect of making the consummation of the Merger illegal.

6.3 Stockholder Approval. This Agreement, the Merger and the other transactions contemplated by this Agreement shall have been duly adopted and approved by the Required Potomac Stockholder Vote, and the issuance of the Tigris Common Stock in the Merger and the Merger shall have been duly approved by the Required Tigris Stockholder Vote.

6.4 Listing. The existing shares of Tigris Common Stock shall have been continually listed on the NASDAQ Global Market as of and from the date of this Agreement through the Closing Date, the approval of the listing of the additional shares of Tigris Common Stock on the NASDAQ Global Market shall have been obtained and the shares of Tigris Common Stock to be issued in the Merger shall be approved for listing (subject to official notice of issuance) on the NASDAQ Global Market as of the Effective Time.

6.5 Regulatory Matters. Any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, and there shall not be in effect any voluntary agreement between Tigris, Merger Sub and Potomac and the Federal Trade Commission, the Department of Justice or any foreign Governmental Body pursuant to which such Party has agreed not to consummate the Merger for any period of time; provided, that Potomac, on the one hand, nor Tigris or Merger Sub, on the other hand, shall enter into any such voluntary agreement without the written consent of all Parties.

6.6 No Governmental Proceedings Relating to Contemplated Transactions or Right to Operate Business. There shall not be any Legal Proceeding pending, or overtly threatened in writing by an official of a Governmental Body in which such Governmental Body indicates that it intends to conduct any Legal Proceeding or take any other action: (a) challenging or seeking to restrain or prohibit the consummation of the Merger; (b) relating to the Merger and seeking to obtain from Tigris, Merger Sub or Potomac any damages or other relief that may be material to Tigris or Potomac; (c) seeking to prohibit or limit in any material and adverse respect a Party’s ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of Tigris; (d) that would materially and adversely affect the right or ability of Tigris or Potomac to own the assets or operate the business of Tigris or Potomac; or (e) seeking to compel Potomac, Tigris or any Subsidiary of Tigris to dispose of or hold separate any material assets as a result of the Merger.

Section 7. ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF TIGRIS AND MERGER SUB

The obligations of Tigris and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Tigris, at or prior to the Closing, of each of the following conditions:

7.1 Accuracy of Representations. The representations and warranties of Potomac contained in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (A) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Potomac Material Adverse Effect, or (B) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (A), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Potomac Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

7.2 Performance of Covenants. Each of the covenants and obligations in this Agreement that Potomac is required to comply with or to perform at or prior to the Closing shall have been complied with and performed by Potomac in all material respects.

7.3 Lock-up Agreements. Tigris shall have received a copy of a Lock-up Agreement, duly executed by holders representing at least 45% of the aggregate shares of Tigris Common Stock outstanding immediately following the Merger and each of the Persons set forth on Annex A to the Subscription Agreement, each of which shall be in full force and effect.

7.4 Agreements and Other Documents. Tigris shall have received the following agreements and other documents, each of which shall be in full force and effect:

(a) the Latham Opinion dated as of the Closing Date and addressed to Tigris; provided, that the condition set forth in this Section 7.4(a) shall not be waivable by Tigris after receipt of the Required Potomac Stockholder Vote and the Required Tigris Stockholder Vote unless further stockholder approvals are obtained with appropriate disclosure;

(b) a certificate executed by the Chief Executive Officer and Chief Financial Officer of Potomac confirming that the conditions set forth in Sections 7.1, 7.2, 7.5, 7.6, 7.8 and 7.10 have been duly satisfied;

(c) certificates of good standing (or equivalent documentation) of Potomac in its jurisdiction of organization and the various foreign jurisdictions in which it is qualified, certified charter documents, a certificate as to the incumbency of officers and the adoption of resolutions of the board of directors of Potomac authorizing the execution of this Agreement and the consummation of the Contemplated Transactions to be performed by Potomac hereunder; and

(d) written resignations in forms satisfactory to Tigris, dated as of the Closing Date and effective as of the Closing, executed by the officers and directors of Potomac who will not be officers or directors of the Surviving Corporation pursuant to Section 5.17 hereof.

7.5 No Other Proceedings. There shall not be pending any Legal Proceeding in which, in the reasonable judgment of Tigris, would result in an outcome that is material and adverse to Tigris or Potomac: (a) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other Contemplated Transactions; (b) relating to the Merger or any of the other Contemplated Transactions and seeking to obtain from Tigris or Potomac, any damages or other relief that may be material to Tigris or Potomac; (c) seeking to prohibit or limit in any material respect Tigris’ stockholders’ ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of Tigris; (d) that would materially and adversely affect the right or ability of Tigris or Potomac to own the assets or operate the business of Potomac; or (e) seeking to compel Potomac, Tigris or any Subsidiary of Tigris to dispose of or hold separate any material assets as a result of the Merger or any of the Contemplated Transactions in such a manner that would have a Tigris Material Adverse Effect.

7.6 Potomac Pre-Closing Financing. The Potomac Pre-Closing Financing shall have been consummated and Potomac shall have received the proceeds of the Potomac Pre-Closing Financing on the terms and conditions set forth in the Subscription Agreement.

7.7 FIRPTA Certificate. Tigris shall have received from Potomac a form of notice to the Internal Revenue Service in accordance with the requirements of Treasury Regulation Section 1.897-2(h) and in form and substance reasonably acceptable to Tigris along with written authorization for Tigris to deliver such notice form to the Internal Revenue Service on behalf of Potomac upon the Closing.

7.8 No Potomac Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Potomac Material Adverse Effect that is continuing.

7.9 Termination of Investor Agreements. The Investor Agreements shall have been terminated.

7.10 Preferred Stock Conversion. Potomac shall have effected a conversion of Potomac Preferred Stock into Common Stock immediately prior to the Effective Time (the “Preferred Stock Conversion”).

Section 8. ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF POTOMAC

The obligations of Potomac to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written wavier by Potomac, at or prior to the Closing, of each of the following conditions:

8.1 Accuracy of Representations. The representations and warranties of Tigris and Merger Sub contained in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (A) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Tigris Material Adverse Effect, or (B) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (A), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Tigris Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

8.2 Performance of Covenants. All of the covenants and obligations in this Agreement that Tigris or Merger Sub is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

8.3 Lock-up Agreements. In the event that Tigris has received copies of Lock-up Agreements duly executed by holders representing at least 45% of the aggregate shares of Tigris Common Stock outstanding immediately following the Merger and each of the Persons set forth on Annex A to the Subscription Agreement, Potomac shall have received a copy of a Lock-up Agreement duly executed by each of the Persons listed on Schedule B hereto, each of which shall be in full force and effect.

8.4 Documents. Potomac shall have received the following documents, each of which shall be in full force and effect:

(a) the Pepper Opinion dated as of the Closing Date and addressed to Potomac; provided, that the condition set forth in this Section 8.4(a) shall not be waivable by Potomac after receipt of the Required Potomac Stockholder Vote and the Required Tigris Stockholder Vote unless further stockholder approvals are obtained with appropriate disclosure;

(b) a certificate executed by the Chief Executive Officer and Chief Financial Officer of Tigris confirming that the conditions set forth in Sections 8.1, 8.2, 8.5, 8.6 and 8.8 have been duly satisfied;

(c) certificates of good standing of each of Tigris and Merger Sub in its jurisdiction of organization and the various foreign jurisdictions in which it is qualified, certified charter documents, certificates as to the incumbency of officers and the adoption of resolutions of its board of directors authorizing the execution of this Agreement and the consummation of the Contemplated Transactions to be performed by Tigris and Merger Sub hereunder; and

(d) written resignations in forms satisfactory to Potomac, dated as of the Closing Date and effective as of the Closing executed by the officers and directors of Tigris who are not to continue as officers or directors of Tigris pursuant to Section 5.17 hereof.

8.5 No Other Proceedings. There shall not be pending or threatened in writing any Legal Proceeding in which, in the reasonable judgment of Potomac, would result in an outcome that is material and adverse to Tigris or Potomac: (a) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other Contemplated Transactions; (b) relating to the Merger or any of the other Contemplated Transactions and seeking to obtain from Tigris or Potomac, any damages or other relief that may be material to Tigris or Potomac; (c) seeking to prohibit or limit in any material respect Tigris’ stockholders’ ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of Tigris; (d) that would materially and adversely affect the right or ability of Tigris or Potomac to own the assets or operate the business of Potomac; or (e) seeking to compel Potomac, Tigris or any Subsidiary of Tigris to dispose of or hold separate any material assets as a result of the Merger or any of the Contemplated Transactions in such a manner that would have a Potomac Material Adverse Effect.

8.6 Sarbanes-Oxley Certifications. Neither the principal executive officer nor the principal financial officer of Tigris shall have failed to provide, with respect to any Tigris SEC Document filed (or required to be filed) with the SEC on or after the date of this Agreement, any necessary certification in the form required under Rule 13a-14 under the Exchange Act and 18 U.S.C. §1350.

8.7 Board of Directors. Tigris shall have caused the Board of Directors of Tigris to be constituted as set forth in Section 5.17 of this Agreement effective as of the Effective Time.

8.8 No Tigris Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Tigris Material Adverse Effect that is continuing.

8.9 Potomac Pre-Closing Financing. The Potomac Pre-Closing Financing shall have been consummated and Potomac shall have received the proceeds of the Potomac Pre-Closing Financing on the terms and conditions set forth in the Subscription Agreement.

Section 9. TERMINATION

9.1 Termination. This Agreement may be terminated prior to the Effective Time (whether before or after adoption of this Agreement by Potomac’s stockholders and whether before or after approval of the Merger and issuance of Tigris Common Stock in the Merger by Tigris’ stockholders, unless otherwise specified below):

(a) by mutual written consent duly authorized by the Boards of Directors of Tigris and Potomac;

(b) by either Tigris or Potomac if the Merger shall not have been consummated by December 31, 2014; provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to Potomac, on the one hand, or to Tigris and Merger Sub, on the other hand, if such Party’s action or failure to act has been a principal cause of the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement, provided, further, however, that, in the event that the waiting period under the HSR Act has not expired, or a request for additional information has been made by any Governmental Authority, or in the event that the SEC has not declared effective under the Securities Act the Form S-4 Registration Statement by such date, then either Potomac or Tigris shall be entitled to extend the date for termination of this Agreement pursuant to this Section 9.1(b) for an additional sixty (60) days;

(c) by either Tigris or Potomac if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

(d) by Tigris if the Required Potomac Stockholder Vote shall not have been obtained within five (5) Business Days of the Form S-4 Registration Statement becoming effective in accordance with the provisions of the Securities Act; provided, however, that once the Required Potomac Stockholder Vote has been obtained, Tigris may not terminate this Agreement pursuant to this Section 9.1(d);

(e) by either Tigris or Potomac if (i) the Tigris Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and Tigris’ stockholders shall have taken a final vote on the Merger and the issuance of shares of Tigris Common Stock in the Merger and (ii) the Merger or the issuance of Tigris Common Stock in the Merger shall not have been approved at the Tigris Stockholders’ Meeting (and shall not have been approved at any adjournment or postponement thereof) by the Required Tigris Stockholder Vote; provided, however, that the right to terminate this Agreement under this Section 9.1(e) shall not be available to Tigris where the failure to obtain the Required Tigris Stockholder Vote shall have been caused by the action or failure to act of Tigris and such action or failure to act constitutes a material breach by Tigris of this Agreement);

(f) by Potomac (at any time prior to the approval of the Merger and the issuance of Tigris Common Stock in the Merger by the Required Tigris Stockholder Vote) if a Tigris Triggering Event shall have occurred;

(g) by Tigris (at any time prior to the approval of the Merger by the Required Potomac Stockholder Vote) if a Potomac Triggering Event shall have occurred;

(h) by Potomac, upon a breach of any representation, warranty, covenant or agreement on the part of Tigris or Merger Sub set forth in this Agreement, or if any representation or warranty of Tigris or Merger Sub shall have become inaccurate, in either case such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate, provided that if such inaccuracy in Tigris’ or Merger Sub’s representations and warranties or breach by Tigris or Merger Sub is curable by Tigris or Merger Sub, then this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30 day period commencing upon delivery of written notice from Tigris or Merger Sub to Potomac of such breach or inaccuracy and (ii) Tigris or Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy if such breach by Tigris or Merger Sub is cured prior to such termination becoming effective);

(i) by Tigris, upon a breach of any representation, warranty, covenant or agreement on the part of Potomac set forth in this Agreement, or if any representation or warranty of Potomac shall have become inaccurate, in either case such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate, provided that if such inaccuracy in Potomac’s representations and warranties or breach by Potomac is curable by Potomac then this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30 day period commencing upon delivery of written notice from Potomac to Tigris of such breach or inaccuracy and (ii) Potomac ceasing to exercise commercially reasonable efforts to cure such breach (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy if such breach by Potomac is cured prior to such termination becoming effective); or

(j) by Tigris, at any time, if (i) all conditions in Sections 6 and 8 have been satisfied (other than those conditions set forth in Section 8.9 and those conditions that by their nature are to be satisfied by actions taken at the Closing), and remain so satisfied and (ii) Tigris irrevocably confirms by written notice to Potomac that (A) each of the conditions in Section 7, other than the condition set forth in Section 7.6, has been satisfied or that Tigris is willing to waive any such conditions that have not been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) and (B) it is prepared to consummate the Closing upon satisfaction of the condition set forth in Section 7.6; provided, that this Agreement shall not terminate pursuant to this Section 9.1(j) unless the condition set forth in Section 7.6 has not been satisfied within five (5) calendar days after delivery of the written notice from Tigris to Potomac pursuant to clause (ii) of this Section 9.1(j).

The Party desiring to terminate this Agreement pursuant to this Section 9.1 (other than pursuant to Section 9.1(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

9.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (i) this Section 9.2, Section 9.3, and Section 10 shall survive the termination of this Agreement and shall remain in full force and effect, and (ii) the termination of this Agreement shall not relieve any Party for its fraud or from any liability for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

9.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 9.3, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated; provided, however, that Tigris and Potomac shall share equally all fees and expenses, other than attorneys’ and accountants’ fees and expenses, incurred in relation to the filings by the parties under any filing requirement under the HSR Act and any foreign antitrust Legal Requirement applicable to this Agreement and the transactions contemplated hereby; provided, further however, that Tigris and Potomac shall also share equally all fees and expenses incurred (up to a maximum of $125,000 payable by Potomac) in relation to the printing and filing with the SEC of the Form S-4 Registration Statement (including any financial statements and exhibits) and any amendments or supplements thereto and paid to a financial printer or the SEC.

(b) (i) If (x) this Agreement is terminated by Tigris or Potomac pursuant to Section 9.1(e) or (f), (y) at any time before the Tigris Stockholders’ Meeting an Acquisition Proposal with respect to Tigris shall have been publicly announced, disclosed or otherwise communicated to Tigris’ Board of Directors and (z) in the event this Agreement is terminated pursuant Section 9.1(e), within 12 months after the date of such termination, Tigris enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, Tigris shall pay to Potomac, within ten (10) Business Days after termination, a nonrefundable fee in an amount equal to $6,300,000 (the “Potomac Termination Fee”), in addition to any amount payable to Potomac pursuant to Sections 9.3(c) or 9.3(e);

(ii) If (x) this Agreement is terminated by Tigris pursuant to Section 9.1(d) or (g), (y) at any time before obtaining the Required Potomac Stockholder Vote an Acquisition Proposal with respect to Potomac shall have been publicly announced, disclosed or otherwise communicated to Potomac’s Board of Directors, and (z) in the event this Agreement is terminated pursuant Section 9.1(d), within 12 months after the date of such termination, Potomac enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, Potomac shall pay to Tigris, within ten (10) Business Days after termination, a nonrefundable fee in an amount equal to $6,300,000 (the “Tigris Termination Fee”), in addition to any amount payable to Tigris pursuant to Sections 9.3(d) or 9.3(e); or

(iii) If this Agreement is terminated by Tigris pursuant to Section 9.1(j) and prior to such termination, a requisite group of Purchasers (as defined in the Subscription Agreement) have not irrevocably confirmed by written notice to Tigris that such Purchasers are prepared to consummate an acquisition of Potomac Common Stock on the terms and conditions set forth in the Subscription Agreement with aggregate gross cash proceeds to Potomac of at least $93,000,000, Potomac shall pay to Tigris, within ten (10) Business Days after termination, the Tigris Termination Fee, in addition to any amount payable to Tigris pursuant to Sections 9.3(d) or 9.3(e).

(c) (i) If this Agreement is terminated by Potomac pursuant to Sections 9.1(e), (f) or (h), or (ii) if this Agreement is terminated by Tigris pursuant to Section 9.1(e), or (iii) in the event of a failure of Potomac to consummate the transactions to be consummated at the Closing solely as a result of a Tigris Material Adverse Effect as set forth in Section 8.8 (provided that at such time all of the other conditions precedent to Tigris’ obligation to close set forth in Sections 6 and 7 of this Agreement have been satisfied by Potomac, are capable of being satisfied by Potomac or have been waived by Tigris), Tigris shall reimburse Potomac for all reasonable fees and expenses incurred by Potomac in connection with this Agreement and the transactions contemplated hereby, including (x) all fees and expenses incurred in connection with the preparation, printing and filing, as applicable, of the Form S-4 Registration Statement (including any preliminary materials related thereto and all amendments and supplements thereto, as well as any financial statements and schedules thereto) and (y) all fees and expenses incurred in connection with the preparation and filing under any filing requirement of any Governmental Authority applicable to this Agreement and the transactions contemplated hereby (such expenses, including (x) and (y) above, collectively, the “Third Party Expenses”), up to a maximum of $1,000,000, by wire transfer of same-day funds within ten (10) Business Days following the date on which Potomac submits to Tigris true and correct copies of reasonable documentation supporting such Third Party Expenses; provided, however, that such Third Party Expenses shall not include any amounts for a financial advisor to Potomac except for reasonably documented out-of-pocket expenses otherwise reimbursable by Potomac to such financial advisor pursuant to the terms of Potomac’s engagement letter or similar arrangement with financial advisor.

(d) (i) If this Agreement is terminated by Tigris pursuant to Sections 9.1(d), (g), (i) or (j) or (ii) in the event of a failure of Tigris to consummate the transactions to be consummated at the Closing solely as a result of a Potomac Material Adverse Effect as set forth in Section 7.8 (provided that at such time all of the other conditions precedent to Potomac’s obligation to close set forth in Sections 6 and 8 of this Agreement have been satisfied by Tigris, are capable of being satisfied by Tigris or have been waived by Potomac), Potomac shall reimburse Tigris for all Third Party Expenses incurred by Tigris up to a maximum of $1,000,000, by wire transfer of same-day funds within ten (10) Business Days following the date on which Tigris submits to Potomac true and correct copies of reasonable documentation supporting such Third Party Expenses; provided, however, that such Third Party Expenses shall not include any amounts for a financial advisor to Tigris except for reasonably documented out-of-pocket expenses otherwise reimbursable by Tigris to such financial advisor pursuant to the terms of Tigris’ engagement letter or similar arrangement with financial advisor.

(e) If either Party fails to pay when due any amount payable by such Party under Section 9.3(b), (c) or (d), then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 9.3, and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

(f) The Parties agree that the payment of the fees and expenses set forth in this Section 9.3, subject to Section 9.2, shall be the sole and exclusive remedy of each Party following a termination of this Agreement under the circumstances described in this Section 9.3, it being understood that in no event shall either Tigris or Potomac be required to pay fees or damages payable pursuant to this Section 9.3 on more than one occasion. Subject to Section 9.2, the payment of the fees and expenses set forth in this Section 9.3 and Section 10.11, each of the Parties and their respective affiliates (as that term is used in Rule 145 under the Securities Act) shall have no liability, shall not be entitled to bring or maintain any other claim, action or proceeding against the other, shall be precluded from any other remedy against the other, at law or in equity or otherwise, and shall not seek to obtain any recovery, judgment or damages of any kind against the other (or any partner, member, stockholder, director, officer, employee, Subsidiary, affiliate, agent or other representative of such Party) in connection with or arising out of the termination of this Agreement, any breach by any Party giving rise to such termination or the failure of the Merger and the other Contemplated Transactions to be consummated. Each of the Parties acknowledges that (i) the agreements contained in this Section 9.3 are an integral part of the Contemplated Transactions, (ii) without these agreements, the Parties would not enter into this Agreement and (iii) any amount payable pursuant to this Section 9.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parties in the circumstances in which such amount is payable.

(g) Notwithstanding anything to the contrary in this Section 9.3, any amount payable by Tigris to Potomac pursuant to this Section 9.3 shall be reduced and offset by any amounts owed by Potomac to Tigris pursuant to the Tigris Notes.

Section 10. MISCELLANEOUS PROVISIONS

10.1 Non-Survival of Representations and Warranties. The representations and warranties of Potomac, Merger Sub and Tigris contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section 10 shall survive the Effective Time.

10.2 Amendment. This Agreement may be amended with the approval of the respective Boards of Directors of Potomac, Merger Sub and Tigris at any time (whether before or after the adoption and approval of this Agreement by Potomac’s stockholders or before or after the approval of the Merger or issuance of shares of Tigris Common Stock in the Merger); provided, however, that after any such adoption and approval of this Agreement by a Party’s stockholders, no amendment shall be made which by law requires further approval of the stockholders of such Party without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of Potomac, Merger Sub and Tigris.

10.3 Waiver.

(a) No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

10.4 Entire Agreement; Counterparts; Exchanges by Facsimile. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile or electronic transmission in .PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

10.5 Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or suit between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions: (a) each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in the State of Delaware; (b) if any such action or suit is commenced in a state court, then, subject to applicable Legal Requirements, no Party shall object to the removal of such action or suit to any federal court located in the District of Delaware; and (c) each of the Parties irrevocably waives the right to trial by jury.

10.6 Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties under this Agreement, the prevailing Party in such action or suit shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

10.7 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than: (a) the parties hereto; (b) the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 5.7; and (c) the rights of the applicable stockholders of Tigris to receive the Pre-Closing Dividend Assets and enforce their rights under Schedule C) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.8 Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered by hand, by registered mail, by courier or express delivery service or by facsimile to the address or facsimile telephone number set forth beneath the name of such Party below (or to such other address or facsimile telephone number as such Party shall have specified in a written notice given to the other parties hereto):

if to Tigris or Merger Sub:

Transcept Pharmaceuticals, Inc.

1003 W. Cutting Blvd., Suite #110

Point Richmond, California 94804

Telephone: (510) 215-3500

Fax: (510) 215-3535

Attention: Chief Executive Officer

with a copy to:

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

Telephone: (650) 328-4600

Fax: (650) 463-2600

Attention: Alan C. Mendelson

if to Potomac:

75 Kneeland Street

Boston, MA 02111

Telephone No.: (617) 275-0040

Facsimile No.: (617) 275-0039

Attention: Chief Executive Officer

with a copy to:

Pepper Hamilton LLP

19th Floor, High Street Tower

125 High Street

Boston, Massachusetts 02110-2736

Telephone: (617) 204-5107

Fax: (617) 204-5150

Attention: Steven R. London

10.9 Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

10.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

10.11 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties hereto waives any bond, surety or other security that might be required of any other Party with respect thereto.

10.12 No Third Party Beneficiaries. Except for the provisions set forth in Section 5.7(f) of this Agreement, this Agreement is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder.

10.13 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The Parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement, respectively.

(e) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

TRANSCEPT PHARMACEUTICALS, INC.

By:

Name:

Title:

TIGRIS MERGER SUB, INC.

By:

Name:

Title:

TIGRIS ACQUISITION SUB, LLC

By:

Name:

Title:

PARATEK PHARMACEUTICALS, INC.

By:

Name:

Title:

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION]

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

2014 Plan. “2014 Plan” shall have the meaning set forth in Section 2.3(b).

409A Plan. “409A Plan” shall have the meaning set forth in Section 3.11(j).

Accounting Firm. “Accounting Firm” shall have the meaning set forth in Section 1.6(e).

Acquisition Inquiry. “Acquisition Inquiry” shall mean, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Potomac, on the one hand or Tigris, on the other hand, to the other Party) that could reasonably be expected to lead to an Acquisition Proposal with such Party.

Acquisition Proposal. “Acquisition Proposal” shall mean, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of Potomac or any of its “affiliates” (as that term is used in Rule 145 under the Securities Act), on the one hand, or by or on behalf of Tigris or any of its “affiliates” (as that term is used in Rule 145 under the Securities Act), on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party.

Acquisition Transaction. “Acquisition Transaction” shall mean any transaction or series of transactions involving:

(a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Party is a constituent corporation; (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries; or (iii) in which a Party or any of its Subsidiaries issues securities representing more than 15% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; provided however, in the case of Tigris, the Potomac Pre-Closing Financing shall not be an “Acquisition Transaction”;

(b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 15% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole; or

(c) any liquidation or dissolution of a Party.

Additional Directors. “Additional Directors” shall have the meaning set forth in Section 5.17.

Agreement. “Agreement” shall mean the Agreement and Plan of Merger and Reorganization to which this Exhibit A is attached, as it may be amended from time to time.

Anticipated Closing Date. “Anticipated Closing Date” shall have the meaning set forth in Section 1.6(a).

Business Day. “Business Day” shall mean any day other than a day on which banks in the State of New York are authorized or obligated to be closed.

Capitalization Date. “Capitalization Date” shall have the meaning set forth in Section 3.3(a).

Certificate of Merger. “Certificate of Merger” shall have the meaning set forth in Section 1.3.

Certifications. “Certifications” shall have the meaning set forth in Section 3.4(a).

Closing. “Closing” shall have the meaning set forth in Section 1.3.

Closing Date. “Closing Date” shall have the meaning set forth in Section 1.3.

COBRA. “COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, as set forth in Section 4980B of the Code and Part 6 of Title I of ERISA.

Code. “Code” shall mean the Internal Revenue Code of 1986, as amended.

Confidentiality Agreement. “Confidentiality Agreement” shall mean the Confidentiality Agreement dated March 24, 2014, between Potomac and Tigris.

Consent. “Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

Contemplated Transactions. “Contemplated Transactions” shall mean the Merger and the other transactions and actions contemplated by the Agreement.

Contract. “Contract” shall, with respect to any Person, mean any written agreement, contract, subcontract, lease (whether real or personal property), mortgage, understanding, arrangement, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable law.

Costs. “Costs” shall have the meaning set forth in Section 5.7(a).

D&O Indemnified Parties. “D&O Indemnified Parties” shall have the meaning set forth in Section 5.7(a).

Determination Date. “Determination Date” shall have the meaning set forth in Section 1.6(a).

DGCL. “DGCL” shall mean the General Corporation Law of the State of Delaware.

Dispute Notice. “Dispute Notice” shall have the meaning set forth in Section 1.6(b).

Dissenting Shares. “Dissenting Shares” shall have the meaning set forth in Section 1.9(a).

DLLCA. “DLLCA” shall have the meaning set forth in the recitals.

Drug Regulatory Agency. “Drug Regulatory Agency” shall have the meaning set forth in Section 2.11(c).

Effective Time. “Effective Time” shall have the meaning set forth in Section 1.3.

Encumbrance. “Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

Entity. “Entity” shall mean any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

Environmental Law. “Environmental Law” means any federal, state, local or foreign Legal Requirement relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

ERISA. “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

Exchange Act. “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

Exchange Agent. “Exchange Agent” shall have the meaning set forth in Section 1.8(a).

Exchange Fund. “Exchange Fund” shall have the meaning set forth in Section 1.8(a).

Exchange Ratio. “Exchange Ratio” shall be equal to 0.81.

Existing Potomac D&O Policies. “Existing Potomac D&O Policies” shall have the meaning set forth in Section 2.15(b).

Existing Tigris D&O Policies. “Existing Tigris D&O Policies” shall have the meaning set forth in Section 3.13(b).

FDA. “FDA” shall have the meaning set forth in Section 2.11(c).

FDCA. “FDCA” shall have the meaning set forth in Section 2.11(c).

Firms. “Firms” shall have the meaning set forth in Section 5.21.

Form S-4 Registration Statement. “Form S-4 Registration Statement” shall mean the registration statement on Form S-4 to be filed with the SEC by Tigris registering the public offering and sale of Tigris Common Stock to some or all holders of Potomac Common Stock in the Merger, whether or not including the shares of Tigris Common Stock to be issued in exchange for shares of Potomac Common Stock issued in connection with the consummation of the Potomac Pre-Closing Financing, but including all shares of Tigris Common Stock to be issued in exchange for all other shares of Potomac Common Stock in the Merger, as said registration statement may be amended prior to the time it is declared effective by the SEC.

GAAP. “GAAP” shall have the meaning set forth in Section 2.4(a).

Governmental Authority. “Governmental Authority” means any court or tribunal, governmental, quasi-governmental or regulatory body, administrative agency or bureau, commission or authority or other body exercising similar powers or authority.

Governmental Authorization. “Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, permission, variance, exceptions, orders, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

Governmental Body. “Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-Governmental Authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any Taxing authority); or (d) self-regulatory organization (including the NASDAQ Stock Market).

Grant Date. “Grant Date” shall have the meaning set forth in Section 2.13(f).

Hazardous Materials. “Hazardous Materials” shall mean any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products.

HSR Act. “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Intellectual Property. “Intellectual Property” shall mean (a) United States, foreign and international patents, patent applications, including provisional applications, statutory invention registrations, invention disclosures and inventions, (b) trademarks, service marks, trade names, domain names, URLs, trade dress, logos and other source identifiers, including registrations and applications for registration thereof, (c) copyrights, including registrations and applications for registration thereof, and (d) software, formulae, customer lists, trade secrets, know-how, confidential information and other proprietary rights and intellectual property, whether patentable or not.

Investor Agreements. “Investor Agreements” shall have the meaning set forth in Section 5.18.

IRS. “IRS” shall mean the United States Internal Revenue Service.

Key Employee. “Key Employee” shall mean, with respect to the Potomac or Tigris, an executive officer or any employee that reports directly to the Board of Directors or Chief Executive Officer or Chief Operating Officer.

Knowledge. “Knowledge” means, with respect to an individual, that such individual is actually aware of the relevant fact or such individual would reasonably be expected to know such fact in the ordinary course of the performance of the individual’s employee or professional responsibility. Any Person that is an Entity shall have Knowledge if any officer or director of such Person as of the date such knowledge is imputed has Knowledge of such fact or other matter.

Latham. “Latham” shall have the meaning set forth in Section 5.11(c).

Latham Opinion. “Latham Opinion” shall have the meaning set forth in Section 5.11(c).

Legal Proceeding. “Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

Legal Requirement. “Legal Requirement” shall mean any federal, state, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the NASDAQ Stock Market or the Financial Industry Regulatory Authority).

Liability. “Liability” shall have the meaning set forth in Section 2.10.

Lock-up Agreement. “Lock-up Agreement” shall have the meaning set forth in Section 5.21.

Merger. “Merger” shall have the meaning set forth in the recitals.

Merger LLC. “Merger LLC” shall have the meaning set forth in the Preamble.

Merger Sub. “Merger Sub” shall have the meaning set forth in the Preamble.

Minimum Cash Amount. “Minimum Cash Amount” shall have the meaning set forth in Section 5.16.

Multiemployer Plan. “Multiemployer Plan” shall mean (A) a “multiemployer plan,” as defined in Section 3(37) or 4001(a)(3) of ERISA, or (B) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in paragraph (A).

Multiple Employer Plan. “Multiple Employer Plan” shall mean (A) a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 3(40) of ERISA, or (B) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in paragraph (A).

Net Cash. “Net Cash” shall mean (a) the sum of Tigris’ and its Subsidiaries’ cash and cash equivalents, marketable securities, accounts and interest receivable and deposits (to the extent refundable to Tigris), in each case as of the close of business on the last Business Day prior to the date of determination, determined in a manner consistent with the manner in which such items were historically determined and in accordance with Tigris’ Audited Financial Statements and Unaudited Interim Balance Sheet minus (b) the sum of Tigris’ and its Subsidiaries’ accounts payable and accrued expenses (other than accrued expenses listed below), in each case as of such date and determined in a manner consistent with the manner in which such items were historically determined and in accordance with Tigris’ Audited Financial Statements and Unaudited Interim Balance Sheet minus (c) the cash cost of any change of control payments or severance payments that are or become due to any employee of Tigris or its Subsidiaries minus (d) the cash cost of any accrued and unpaid retention payments due to any employee of Tigris or its Subsidiaries as of the Closing Date, minus (e) any remaining fees and expenses (including, but not limited to, any attorney’s, accountant’s, financial advisor’s or finder’s fees) as of such date for which Tigris or any of its Subsidiaries is liable incurred by Tigris or any of its Subsidiaries in connection with this Agreement and the Contemplated Transactions or otherwise minus (f) the fees and expenses of the Accounting Firm allocated to Tigris pursuant to Section 1.6(e), minus (g) any bona fide current liabilities payable in cash, in each case to the extent not cancelled at or prior to the Determination Date; provided that in no event shall any liabilities or accruals relating to the Legal Proceeding described on Schedule D hereto be taken into account as a reduction in Net Cash, minus (h) any unpaid amounts payable by Tigris in satisfaction of its obligations under Section 5.7(c) for the period after the Closing, plus (i) the amount of any outstanding principal and accrued interest under the Tigris Note as of the Anticipated Closing Date in excess of $3,508,750, plus (j) any amounts due to be reimbursed to Tigris by Potomac pursuant to Section 9.3(a).

Net Cash Calculation. “Net Cash Calculation” shall have the meaning set forth in Section 1.6(a).

Net Cash Schedule. “Net Cash Schedule” shall have the meaning set forth in Section 1.6(a).

Ordinary Course of Business. “Ordinary Course of Business” shall mean, in the case of each of Potomac and Tigris, such actions taken in the ordinary course of its normal operations and consistent with its past practices, and consistent with the operating plans delivered to the other Party.

Party. “Party” or “Parties” shall mean Potomac, Merger Sub, Merger LLC and Tigris.

Pepper Hamilton. “Pepper Hamilton” shall have the meaning set forth in Section 5.11(c).

Pepper Opinion. “Pepper Opinion” shall have the meaning set forth in Section 5.11(c).

Permitted Dividend. “Permitted Dividend” shall have the meaning set forth in Section 4.2(a).

Person. “Person” shall mean any individual, Entity or Governmental Body.

Potomac. “Potomac” shall have the meaning set forth in the Preamble.

Potomac Affiliate. “Potomac Affiliate” shall mean any Person that is (or at any relevant time was) under common control with Potomac within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.

Potomac Associate. “Potomac Associate” shall mean any current or former employee, independent contractor, officer or director of Potomac or any Potomac Affiliate.

Potomac Board of Directors. “Potomac Board of Directors” shall mean the board of directors of Potomac.

Potomac Board Recommendation. “Potomac Board Recommendation” shall have the meaning set forth in Section 5.2(b).

Potomac Capital Stock. “Potomac Capital Stock” shall mean the Potomac Common Stock and the Potomac Preferred Stock.

Potomac Common Stock. “Potomac Common Stock” shall mean the Common Stock, $0.001 par value per share, of Potomac.

Potomac Contract. “Potomac Contract” shall mean any Contract: (a) to which Potomac or any of its Subsidiaries is a Party; (b) by which Potomac or any Potomac Subsidiary or any Potomac IP Rights or any other asset of Potomac or its Subsidiaries is or may become bound or under which Potomac or any Potomac Subsidiary has, or may become subject to, any obligation; or (c) under which Potomac or Potomac Subsidiary has or may acquire any right or interest.

Potomac Disclosure Schedule. “Potomac Disclosure Schedule” shall have the meaning set forth in Section 2.

Potomac Employee Plan. “Potomac Employee Plan” shall have the meaning set forth in Section 2.13(e).

Potomac Financials. “Potomac Financials” shall have the meaning set forth in Section 2.4(a).

Potomac IP Rights. “Potomac IP Rights” shall mean all Intellectual Property owned, licensed, or controlled by Potomac or its Subsidiaries that is necessary or used in the business of Potomac and its Subsidiaries as presently conducted.

Potomac IP Rights Agreement. “Potomac IP Rights Agreement” shall mean any instrument or agreement governing, related or pertaining to any Potomac IP Rights.

Potomac Material Adverse Effect. “Potomac Material Adverse Effect” shall mean any effect, change, event, circumstance, or development (any such item, an “Effect”) that, considered together with all other Effects that had occurred prior to the date of determination of the occurrence of the Potomac Material Adverse Effect, is or could reasonably be expected to be materially adverse to, or has or could reasonably be expected to have or result in a material adverse effect on: (a) the business, condition (financial or otherwise), capitalization, assets (including Intellectual Property), operations or financial performance of Potomac and its Subsidiaries taken as a whole; or (b) the ability of Potomac to consummate the Merger or any of the other Contemplated Transactions or to perform any of its covenants or obligations under the Agreement in all material respects; provided, however, that none of the following shall be deemed to constitute a Potomac Material Adverse Effect: (1) any rejection by a Governmental Body of a registration or filing by Potomac relating to Potomac IP Rights; (2) resignation, termination or death of any individual director or officer of Potomac, provided, however, that the resignation or termination of more than fifty percent (50%) of Potomac’s directors or more than fifty percent (50%) of Potomac’s officers (each except as required by the terms of this Merger Agreement) during the period on and after the date hereof and prior to Closing may give rise to a Potomac Material Adverse Effect; (3) announcement or publication regarding the interest of an Entity in competition with Potomac’s business as currently conducted or as proposed to be conducted; (4) any change in the cash position of Potomac which results from operations in the Ordinary Course of Business; (5) any Effect resulting from the announcement or pendency of the Merger or the Potomac Pre-Closing Financing; (6) any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing; (7) any change in accounting requirements or principles or any change in applicable laws, rules or regulations or the interpretation thereof; or (8) any adverse change, effect or occurrence attributable to the United States economy as a whole or the industries in which Potomac operates.

Potomac Material Contract. “Potomac Material Contract” shall have the meaning set forth in Section 2.9.

Potomac Options. “Potomac Options” shall mean options or other rights to purchase shares of Potomac Common Stock issued by Potomac.

Potomac Permits. “Potomac Permits” shall have the meaning set forth in Section 2.11(b).

Potomac Pre-Closing Financing. “Potomac Pre-Closing Financing” means an acquisition of Potomac Common Stock to be consummated prior to the Closing with aggregate gross cash proceeds to Potomac of $93,000,000, not including any conversion of promissory notes in connection therewith.

Potomac Preferred Stock. “Potomac Preferred Stock” shall have the meaning set forth in Section 2.3(a).

Potomac Product Candidates. “Potomac Product Candidates” shall have the meaning set forth in Section 2.11(d).

Potomac Registered IP. “Potomac Registered IP” shall mean all Potomac IP Rights that are registered, filed or issued under the authority of, with or by any Governmental Body, including all patents, registered copyrights and registered trademarks and all applications for any of the foregoing.

Potomac Regulatory Permits. “Potomac Regulatory Permits” shall have the meaning set forth in Section 2.11(d).

Potomac Stock Certificate. “Potomac Stock Certificate” shall have the meaning set forth in Section 1.7.

Potomac Stockholder Support Agreements. “Potomac Stockholder Support Agreements” shall have the meaning set forth in the recitals.

Potomac Stockholder Written Consent. “Potomac Stockholder Written Consent” shall have the meaning set forth in the recitals.

Potomac Termination Fee. “Potomac Termination Fee” shall have the meaning set forth in Section 9.3(b)(i).

Potomac Triggering Event. A “Potomac Triggering Event” shall be deemed to have occurred if: (i) the Board of Directors of Potomac shall have failed to recommend that Potomac’s stockholders vote to approve the Merger or shall for any reason have withdrawn or shall have modified in a manner adverse to Tigris the Potomac Board Recommendation; (ii) Potomac shall have failed to include in the Proxy Statement/Prospectus/Information Statement the Potomac Board Recommendation; (iii) the Board of Directors of Potomac shall have approved, endorsed or recommended any Acquisition Proposal; (iv) Potomac shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.5); or (v) Potomac or any director, officer or agent of Potomac shall have willfully and intentionally breached the provisions set forth in Section 4.5 of the Agreement.

Potomac Unaudited Interim Balance Sheet. “Potomac Unaudited Interim Balance Sheet” shall mean the draft unaudited consolidated balance sheet of Potomac and its consolidated Subsidiaries as of March 31, 2014, provided to Tigris prior to the date of this Agreement.

Potomac Warrants. “Potomac Warrants” shall have the meaning set forth in Section 2.3(b).

Pre-Closing Dividend. “Pre-Closing Dividend” shall have the meaning set forth in Section 5.16.

Pre-Closing Dividend Assets. “Pre-Closing Dividend Assets” shall have the meaning set forth in Section 5.16.

Pre-Closing Liability Amount. “Pre-Closing Liability Amount” shall have the meaning set forth in Section 4.6.

Pre-Closing Period. “Pre-Closing Period” shall have the meaning set forth in Section 4.1.

Preferred Stock Conversion. “Preferred Stock Conversion” shall have the meaning set forth in Section 7.10.

Proxy Statement/Prospectus/Information Statement. “Proxy Statement/Prospectus/Information Statement” shall mean the proxy statement/prospectus/information statement to be sent to Potomac’s stockholders in connection with the approval of this Agreement and the Merger by signing the Potomac Stockholder Written Consents and to Tigris’ stockholders in connection with the Tigris Stockholders’ Meeting.

Remaining Tigris Directors. “Remaining Tigris Directors” shall have the meaning set forth in Section 5.16.

Representatives. “Representatives” shall mean directors, officers, other employees, agents, attorneys, accountants, advisors and representatives.

Required Potomac Stockholder Vote. “Required Potomac Stockholder Vote” shall have the meaning set forth in Section 2.19.

Required Tigris Stockholder Vote. “Required Tigris Stockholder Vote” shall have the meaning set forth in Section 3.18.

Response Date. “Response Date” shall have the meaning set forth in Section 1.6(b).

Sarbanes-Oxley Act. “Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as it may be amended from time to time.

SEC. “SEC” shall mean the United States Securities and Exchange Commission.

Second Merger. “Second Merger” shall have the meaning set forth in Section 1.1(b).

Second Step Certificate of Merger. “Second Step Certificate of Merger” shall have the meaning set forth in Section 1.5(g).

Securities Act. “Securities Act” shall mean the Securities Act of 1933, as amended.

Shareholder. “Shareholder” shall mean each stockholder of Potomac, and “Shareholders” shall mean all stockholders of Potomac, in each case as determined immediately prior to the Effective Time.

Subscription Agreement. “Subscription Agreement” means the Subscription Agreement attached hereto as Schedule E, among Potomac and the Persons named therein, pursuant to which such Persons have agreed to purchase the number of shares of Potomac Capital Stock set forth therein in connection with the Potomac Pre-Closing Financing.

Subsequent Transaction. “Subsequent Transaction” shall mean any Acquisition Transaction that results or would result in any third party beneficially owning securities of a Party representing more than fifty percent (50%) of the voting power of the outstanding securities of a Party or owning or exclusively licensing tangible or intangible assets representing more than fifty percent (50%) of the fair market value of the income-generating assets of a Party and its Subsidiaries, taken as a whole.

Subsidiary. An entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities of other interests in such entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

Superior Offer. “Superior Offer” shall mean an unsolicited bona fide written offer by a third party to enter into (i) a merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction as a result of which either (A) the Party’s stockholders prior to such transaction in the aggregate cease to own at least 50% of the voting securities of the entity surviving or resulting from such transaction (or the ultimate parent entity thereof) or (B) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) directly or indirectly acquires beneficial or record ownership of securities representing 50% or more of the Party’s capital stock or (ii) a sale, lease, exchange transfer, license, acquisition or disposition of any business or other disposition of at least 50% of the assets of the Party or its Subsidiaries, taken as a whole, in a single transaction or a series of related transactions that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement; and (b) is on terms and conditions that the Board of Directors of Tigris or Potomac, as applicable, determines, in its reasonable, good faith judgment, after obtaining and taking into account such matters that its Board of Directors deems relevant following consultation with its outside legal counsel and financial advisor, if any: (x) is reasonably likely to be more favorable, from a financial point of view, to Tigris’ stockholders or Potomac’s stockholders, as applicable, than the terms of the Merger; and (y) is reasonably capable of being consummated; provided, however, that any such offer shall not be deemed to be a “Superior Offer” if any financing required to consummate the transaction contemplated by such offer is not committed and is not reasonably capable of being obtained by such third party, or if the consummation of such transaction is contingent on any such financing being obtained.

Surviving Company. “Surviving Company” shall have the meaning set forth in Section 1.1(b).

Surviving Corporation. “Surviving Corporation” shall have the meaning set forth in Section 1.1(a).

Tax. “Tax” shall mean any federal, state, local, foreign or other tax, including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, payroll tax, customs duty, alternative or add-on minimum or other tax of any kind whatsoever, and including any fine, penalty, addition to tax or interest, whether disputed or not.

Tax Representation Letters. “Tax Representation Letters” shall have the meaning set forth in Section 5.11(c).

Tax Return. “Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

Third Party Expenses. “Third Party Expenses” shall have the meaning set forth in Section 9.3(c).

Tigris. “Tigris” shall have the meaning set forth in the Preamble.

Tigris Affiliate. “Tigris Affiliate” shall mean any Person that is (or at any relevant time was) under common control with Tigris within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.

Tigris Associate. “Tigris Associate” shall mean any current or former employee, independent contractor, officer or director of Tigris or any Tigris Affiliate.

Tigris Board of Directors. “Tigris Board of Directors” shall mean the board of directors of Tigris.

Tigris Board Recommendation. “Tigris Board Recommendation” shall have the meaning set forth in Section 5.3(b).

Tigris Closing Price. “Tigris Closing Price” means the volume weighted average closing trading price of a share of Tigris Common Stock on The NASDAQ Global Market (or such other NASDAQ market on which the Tigris Common Stock then trades) for the five trading days ending the trading day immediately prior to the date upon which the Merger becomes effective.

Tigris Common Stock. “Tigris Common Stock” shall mean the Common Stock, $0.001 par value per share, of Tigris.

Tigris Contract. “Tigris Contract” shall mean any Contract: (a) to which Tigris or any of its Subsidiaries is a party; (b) by which Tigris or any of its Subsidiaries or any Tigris IP Rights or any other asset of Tigris or any of its Subsidiaries is or may become bound or under which Tigris has, or may become subject to, any obligation; or (c) under which Tigris or any of its Subsidiaries has or may acquire any right or interest.

Tigris Disclosure Schedule. “Tigris Disclosure Schedule” shall have the meaning set forth in Section 3.

Tigris Employee Plan. “Tigris Employee Plan” shall have the meaning set forth in Section 3.11(f).

Tigris IP Rights. “Tigris IP Rights” shall have the meaning set forth in Section 3.6(b).

Tigris IP Rights Agreement. “Tigris IP Rights Agreement” shall mean any instrument or agreement governing, related or pertaining to any Tigris IP Rights.

Tigris Material Adverse Effect. “Tigris Material Adverse Effect” shall mean any Effect that, considered together with all other Effects that had occurred prior to the date of determination of the occurrence of the Tigris Material Adverse Effect, is or could reasonably be expected to be or to become materially adverse to, or has or could reasonably be expected to have or result in a material adverse effect on: (a) the business, condition (financial or otherwise), capitalization, assets (including Intellectual Property), operations or financial performance of Tigris and its Subsidiaries, taken as a whole; or (b) the ability of Tigris to consummate the Merger or any of the other Contemplated Transactions or to perform any of its covenants or obligations under the Agreement in all material respects; provided, however, that none of the following shall be deemed to constitute an Tigris Material Adverse Effect: (1) any demands, pending, threatened, or actual litigation, or the settlement, or failure to settle, any demands, pending, threatened or actual litigation, (2) the termination, sublease or assignment of Tigris’ facility lease, or failure to do the foregoing, (3) any Effect resulting from the announcement or pendency of the Merger, (4) any change in the stock price or trading volume of Tigris independent of any other event that would be deemed to have a Tigris Material Adverse Effect, (5) any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing, (6) any change in accounting requirements or principles or any change in applicable laws, rules or regulations or the interpretation thereof, or (7) any adverse change, effect or occurrence attributable to the United States economy as a whole or the industries in which Tigris competes.

Tigris Material Contract. “Tigris Material Contract” shall have the meaning set forth in Section 3.7.

Tigris Note. “Tigris Note” shall have the meaning set forth in the recitals.

Tigris Options. “Tigris Options” shall mean options or other rights to purchase shares of Tigris Common Stock issued by Tigris.

Tigris Permits. “Tigris Permits” shall have the meaning set forth in Section 3.9(b).

Tigris Product Candidates. “Tigris Product Candidates” shall have the meaning set forth in Section 3.9(d).

Tigris Registered IP. “Tigris Registered IP” shall mean all Tigris IP Rights that are registered, filed or issued under the authority of, with or by any Governmental Body, including all patents, registered copyrights and registered trademarks and all applications for any of the foregoing.

Tigris Regulatory Permits. “Tigris Regulatory Permits” shall have the meaning set forth in Section 3.9(d).

Tigris SEC Documents. “Tigris SEC Documents” shall have the meaning set forth in Section 3.4(a).

Tigris Stock Plans. “Tigris Stock Plans” shall have the meaning set forth in Section 3.3(b).

Tigris Stockholder Support Agreements. “Tigris Stockholder Support Agreements” shall have the meaning set forth in the recitals.

Tigris Stockholders’ Meeting. “Tigris Stockholders’ Meeting” shall have the meaning set forth in Section 5.3(a).

Tigris Termination Fee. “Tigris Termination Fee” shall have the meaning set forth in Section 9.3(b)(ii).

Tigris Triggering Event. A “Tigris Triggering Event” shall be deemed to have occurred if: (i) the Board of Directors of Tigris shall have failed to recommend that Tigris’ stockholders vote to approve the Merger and the issuance of Tigris Common Stock in the Merger or shall for any reason have withdrawn or shall have modified in a manner adverse to Potomac the Tigris Board Recommendation; (ii) Tigris shall have failed to include in the Proxy Statement/Prospectus/Information Statement the Tigris Board Recommendation; (iii) Tigris shall have failed to hold the Tigris Stockholders’ Meeting within 60 days after the Form S-4 Registration Statement is declared effective under the Securities Act (other than to the extent that the Form S-4 Registration Statement is subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Form S-4 Registration Statement, in which case such 60 day period shall be tolled for the earlier of 60 days or so long as such stop order remains in effect or proceeding or threatened proceeding remains pending); (iv) the Board of Directors of Tigris shall have approved, endorsed or recommended any Acquisition Proposal; (v) Tigris shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.5); or (vi) Tigris or any director, officer or agent of Tigris shall have willfully and intentionally breached the provisions set forth in Section 4.5 of the Agreement.

Tigris Unaudited Interim Balance Sheet. “Tigris Unaudited Interim Balance Sheet” shall mean the unaudited consolidated balance sheet of Tigris as of March 31, 2014, included in Tigris’ Report on Form 10-Q for the fiscal quarter ended March 31, 2014, as filed with the SEC.

TPI. “TPI” shall mean Transcept Pharma, Inc., Inc., a wholly-owned subsidiary of Tigris.

Transfer Taxes. “Transfer Taxes” shall have the meaning set forth in Section 5.11(e).

Treasury Regulations. “Treasury Regulations” shall mean the United States Treasury regulations promulgated under the Code.

Schedule A

Individuals Executing Potomac Stockholder Support Agreements

1.	Aisling Capital II, LP

2.	Omega Fund III, L.P.

3.	HBM Healthcare Investments (Cayman) Ltd.

4.	K/S Danish BioVenture

5.	Gilbert, Walter

6.	Gilbert, Celia

7.	Rosetta Capital GP Limited

8.	Bioveda Fund Pte Ltd.

9.	Strijkert, Pieter

10.	Coller International Partners IV Ltd.

11.	Loh, Evan

12.	Johnston, Sean

13.	Tanaka, S. Ken

14.	Armstrong, Beverly A.

15.	Merifin Capital N.V.

16.	Boxmeyer, Kathryn

17.	AddCure Beteiligungs AG

18.	Sobera Capital Fund I GmbH & Co. KG

19.	Mintz Levin Investments, LLC

20.	Hercules Technology Growth Capital

21.	Alami, Rachid Mechiche

22.	Popeo, R. Robert

23.	Molnar, Dennis

24.	Burr, Matthew 1985 Trust

25.	Burr, Lander 1985 Trust

26.	Geffen, Lewis J.

27.	Halpert, David H.

28.	Priebatsch, Norman Credit Shelter Trust

29.	Priebatsch, Suzanne G.

30.	Levy, Stuart B.

31.	Dietz, Thomas J.

32.	The Osgood Family Trust UAD 4/14/2000

33.	Heller, Irwin M.

34.	The Ingram Family Trust U/A/D 11/23/96, as amended, Gregory J. Ingram & Heidi M. Ingram, Trustees

35.	Patricia A. Suzman

36.	Rockwood Capital Corporation

37.	Stone, K.C.

38.	Coughlin, William G.

A-2

Schedule B

Individuals Executing Tigris Stockholder Support Agreements

1.	Glenn A. Oclassen

2.	Nikhilesh N. Singh, Ph.D.

3.	John A. Kollins

4.	Leone D. Patterson

5.	Thomas J. Dietz, Ph.D.

6.	Thomas D. Kiley

7.	Matthew M. Loar

8.	Jake R. Nunn

9.	G. Kirk Raab

10.	Frederick J. Ruegsegger

11.	Entities Affiliated with Roumell Asset Management

12.	Entities Affiliated with New Enterprise Associates

13.	Entities Affiliated with InterWest Partners

14.	Peninsula Ventures